THIS FORM CB CONTAINS 224 PAGES, INCLUDING ALL EXHIBITS.

RECD S.E.C.
FEB 2 7 2002
070

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A
(AMENDMENT NO. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

5-78128

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 143-2(d) (Subject Company Response)	☐

Xstrata plc
*** Xstrata AG**

* (Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

United Kingdom
Switzerland

(Jurisdiction of Subject Company's Incorporation or Organization)

Benny Levene / Brian Azzopardi

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Xstrata plc, Bahnhofstrasse 2, 6301 Zug, Switzerland, tel: +41 41 726 6075

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 26, 2001

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit number	Description
2.	Press release released February 26, 2002, providing information about the formation and listing of Xstrata plc and Xstrata AG's proposed acquisition of coal businesses from Glencore International.
3.	2001 Xstrata Annual Report released February 26, 2002.
4.	Merger Agreement (released February 27, 2002) between Xstrata AG and Xstrata Ltd./Xstrata plc.
5.	Information Memorandum (released February 27, 2002) for the shareholders of Xstrata AG concerning the proposed merger of Xstrata AG with Xstrata plc.

Item 2. Information Legends

Legends are included with Exhibits 2, 3 and 5.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by each of Xstrata plc and Xstrata AG prior to or concurrently with the furnishing of this Form CB.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company: Xstrata Ltd.

(Signature)

Benny Levene - Director Brian Azzopardi - Director

(Name and Title)

FEBRUARY 27, 2002

(Date)

Company: Xstrata AG

(Signature)

Benny Levene - Officer Brian Azzopardi - Officer

(Name and Title)

FEBRUARY 27, 2002

(Date)

Exhibit 2

Press release released February 26, 2002, providing information about the formation and listing of Xstrata plc and Xstrata AG's proposed acquisition of coal businesses from Glencore International.

Xstrata AG

Proposed Acquisition of Australian & South African Coal Businesses from Glencore International
for an enterprise value of c. USD2.5 billion
Proposed Formation and Listing of Xstrata plc

25 FEBRUARY 2002
PART 1 of 4

SUMMARY

- Xstrata AG to acquire, subject to certain conditions, the Australian and South African Coal Businesses of Glencore (the "Coal Businesses") for an enterprise value of USD2.5 billion (the "Acquisition") including the repayment of debt.
- Xstrata AG to merge, subject to certain conditions, with a new company, Xstrata plc (the "Merger"). Xstrata plc will seek admission of its ordinary shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. It is expected that the Company will be considered for inclusion in the FTSE UK index series at the review in June 2002. Xstrata plc will seek a secondary listing on the SWX Swiss Stock Exchange, with approval received in principle for inclusion in the SPI index.
- The purchase price payable for the Coal Businesses will be satisfied by a mix of cash and shares in Xstrata plc.
- The cash element of the consideration for the Acquisition will be part funded by an issue of Xstrata plc ordinary shares and debt raised by Xstrata pursuant to a new USD2 billion debt facility, which will also be used to refinance existing Xstrata AG Group debt and provide ongoing working capital.
- The Merger is subject to Xstrata AG shareholder approval and regulatory conditions and it is anticipated that the Merger and Acquisition will occur simultaneously with admission of Xstrata plc's shares to trading on the London Stock Exchange.
- Under the Merger, existing Xstrata AG shareholders will receive shares in Xstrata plc, in proportion to their existing shareholdings.
- Following the Acquisition, the Merger and admission of Xstrata plc's shares to trading on the London Stock Exchange (together, the "Transaction"), Xstrata plc's status as a global producer of natural resources will be considerably enhanced, with three major commodity businesses operating in the coal, zinc and ferroalloys markets.

Mick Davis, Chief Executive of Xstrata, said:

"The acquisition of the Enex and Duiker coal businesses realises a number of key benefits for Xstrata shareholders. The addition of a third major commodity business, which has a different pricing cycle and in which we will have a significant market position, will provide critical mass and significantly enhance and diversify earnings. In addition, the cost competitive, cash-generative nature of the assets will provide stable, predictable cash flows, which will allow us to de-leverage the balance sheet. This transaction is earnings accretive from day one and will earn returns in excess of its cost of capital at long-term Australian export thermal coal prices as low as USD26/tonne."

"The London listing will broaden access to global capital markets, and will provide increased liquidity for current and prospective shareholders."

"Taken together, the transactions we have announced this morning establish an outstanding platform from which we intend to grow a distinctive, value-focused diversified resource company. In essence, Xstrata will be transformed and launched onto the global metals and mining playing field, where it will be well positioned to compete for and to create value."

For further information, please contact:

Xstrata AG
Marc Gonsalves, General Manager Corporate Affairs
Mobile: +41 7975 84 309
Tel: +41 41 726 6098
Email: marc.gonsalves@xstrata.com

College Hill Associates
Alex Sandberg & Archie Berens
Tel: +44 20 7457 2020 (College Hill main number)
Mobile: +44 7802 442 486 (Archie Berens)
Email: archie.berens@collegehill.com

The Merger described in this press release will entail the exchange of shares of a Swiss company for a company incorporated in England (which will be the surviving company), and no offer of securities is being made to any person in any jurisdiction to whom or in which such offer is unlawful. To the extent related disclosure requirements apply, they are of a non-US country and are different from those of the United States. Financial statements and other financial information included in this press release have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you (as a shareholder of the merged company receiving shares from the surviving company) to enforce your rights and any claim you may have arising under the U.S. Federal securities laws, since the issuer is located outside the United States and some or all of its officers and directors may be resident outside the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgement.

J.P. Morgan plc is acting as financial adviser to Xstrata AG and Xstrata plc in relation to the Acquisition and the Merger.

The Mandated Lead Arrangers and Joint Bookrunners of the debt to be raised by Xstrata plc are Barclays Capital (the investment banking division of Barclays Bank PLC), Dresdner Kleinwort Wasserstein (acting through Dresdner Bank Luxembourg S.A.) and J.P. Morgan plc (additionally acting as Co-ordinator).

The information contained herein is restricted and is not for release or distribution in Australia, Canada, Japan or South Africa.

Xstrata AG

Proposed Acquisition of Australian & South African Coal Businesses from Glencore International for c. USD2.5 billion
Proposed Formation and Listing of Xstrata plc

25 FEBRUARY 2002
PART 2 of 4
ACQUISITION OF COAL BUSINESSES AND THE MERGER

The Acquisition of the Coal Businesses

Under the terms of the acquisition agreement (the "Acquisition Agreement"), which was entered into on 20 February 2002, Xstrata plc will acquire the Coal Businesses at an enterprise value of c. USD2.5 billion.

Under the Acquisition Agreement, Xstrata plc will pay consideration comprising:

- the allotment of such number of ordinary shares in Xstrata plc at the price at which any new shares in Xstrata plc are issued as will bring Glencore International's total holding of shares in Xstrata plc, together with the shares it receives under the Merger, to 40% of the issued capital; and
- a balancing cash payment.

Xstrata plc will also;

- assume USD318 million of net debt in the Coal Businesses; and
- procure the repayment to Glencore International of shareholder loans in the Coal Businesses in the amount of USD197 million.

The balancing cash payment will be such amount as ensures that the total value of the consideration, together with the assumed debt, is c. USD2.5 billion. This cash balancing payment of the purchase price will be satisfied in part from the proceeds of the issue of Xstrata plc's ordinary shares with the remainder from the new debt facility.

Completion of the Acquisition of the Coal Businesses is conditional upon, among other things:

- the Merger becoming effective in accordance with Swiss law. The Merger will become effective simultaneously with completion of the Acquisition;

- Xstrata plc having received, in terms satisfactory to it, confirmations and/or approvals from the requisite regulatory authorities, including the South African Competition Commission and the Treasurer of Australia;
- admission of Xstrata plc's shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange;
- the obtaining of written consents, in terms satisfactory to Xstrata plc, from relevant third parties.

The effective date of the Acquisition will be 1 January 2002.

The Merger

Pursuant to the Merger the entire undertaking of Xstrata AG, including all of its assets and liabilities, will be transferred to Xstrata plc in consideration for which Xstrata plc will issue shares to the shareholders of Xstrata AG in proportion to their respective holdings of Xstrata AG Shares, on the basis of 10 ordinary shares for each Xstrata AG Share held.

The Merger will be effected as follows:

- Xstrata plc and Xstrata AG enter into the Merger Agreement;
- a resolution to approve the Merger will be submitted to the shareholders of Xstrata AG at a meeting to be convened for 19 March 2002 (the "Merger Resolution"); and
- if the Merger Resolution is passed, registration of the Merger in the Commercial Register for the Canton of Zug, whereupon the assets and liabilities of Xstrata AG will be vested in Xstrata plc.

The Merger is expected to become effective simultaneously with completion of the Acquisition. Upon the completion of the Merger, Xstrata plc will be the ultimate holding company of the Xstrata plc group (the "Enlarged Group"), which will include the Coal Businesses.

Xstrata AG has appointed Credit Suisse to act as exchange agent in connection with the Merger.

Further details of the Acquisition and the Merger will be confirmed in an information memorandum to be published shortly by Xstrata AG. The 2002 Annual General Meeting of Xstrata AG shareholders will be convened for 19 March 2002. At that meeting the Merger Resolution will be proposed.

The board of directors of Xstrata AG have approved the Acquisition and the Merger and will submit the Merger Agreement to the shareholders with a motion to approve it.

Group Strategy

Following the Acquisition and the Merger the strategy of the Enlarged Group will be to achieve growth as a natural resources business and enhance overall value for its shareholders. Xstrata plc intends to pursue this strategy by:

- using its critical mass, strong cash flows and financial flexibility to provide a platform for exploitation of high quality acquisition opportunities as they arise;
- increasing performance whilst maintaining its position as a cost competitive producer, thereby maximising returns;
- actively managing its asset portfolio in order to increase long-term returns; and

- using its London listing to broaden access to the international capital markets.

Key strengths

Xstrata AG believes that the key strengths of the Enlarged Group will be:

- Significant producer and cost competitive operator. The Enlarged Group will be amongst the largest producers of export thermal coal, zinc metal, ferrochrome and primary vanadium with significant reserves of coal, chrome ore and vanadium ore. Its zinc and ferroalloys businesses in particular are amongst the lowest cost producers of their respective commodities;

- Diversified business. The Enlarged Group will have a diversified business, in terms of the range of commodities it produces, the geographical location of its assets and its customer base;

- Proven senior management. The Enlarged Group's senior management have significant experience and technical expertise in the natural resources sector and international capital markets; and

- Ongoing trading relationship with Glencore. The Enlarged Group's trading arrangements with Glencore will provide it with additional market intelligence, access to customers and marketing expertise.

Board of Xstrata plc

The Board of Xstrata plc will comprise the existing Directors of Xstrata AG, together with Michael L Davis, Trevor L Reid, Santiago Zaldumbide, David Rough, Ivan Glasenberg and Sir Steve Robson. Their collective experience should prove invaluable to Xstrata plc.

Executive Directors	
Michael L Davis	Chief Executive
Trevor L Reid	Finance Director
Santiago Zaldumbide	Executive Director, Chief Executive of the Zinc Business
Non-Executive Directors	
Willy R. Strothotte	Chairman
David Rough (1)	Deputy Chairman
Dr. Bete F. Domenicaní	Non-executive Director
Ivan Glasenberg	Non-executive Director
Paul Hazen	Non-executive Director
David Issroff	Non-executive Director
Robert MacDonnell	Non-executive Director
Sir Steve Robson	Non-executive Director
Dr Frederik Roux	Non-executive Director

1) David Rough has agreed to become a non-executive director and Deputy Chairman of Xstrata plc with effect from 1 April 2002

Unaudited pro forma combined financial information on a UK GAAP basis

For the year to 31 December 2001, Xstrata plc had pro forma turnover of USD1,647 million and profit before tax of USD287 million. As at 31 December 2001, Xstrata plc had pro forma tangible fixed assets of USD3,448 million and net assets of USD1,839 million.

Unaudited pro forma financial information has been prepared for Xstrata plc, as set out in Part 4 of this announcement, which combines the Xstrata AG Group, the Enex Group and Duiker Group for the year ended 31 December 2001. The notes to the unaudited pro forma financial information describe the basis upon which this information has been compiled and the adjustments which have been made. Please note that the unaudited combined pro forma financial information differs from the unaudited combined constructed illustrative financial information shown in Part 3 of this announcement. The difference is explained below and in note 11 to the unaudited pro forma financial information in Part 4 of this announcement.

Relationship with Glencore

Immediately following the completion of the Merger and Acquisition, it is expected that Glencore International will own approximately 40% of the issued ordinary share capital of Xstrata plc and will be regarded as a controlling shareholder of Xstrata plc for the purpose of the United Kingdom Listing Rules. Xstrata plc and Glencore International will, therefore, enter into a Relationship Agreement, the principal purpose of which will be to ensure that the Enlarged Group is capable of carrying on its business independently of Glencore and that transactions and relationships with Glencore are at arm's length and on normal commercial terms.

Glencore has entered into various other agreements with members of the Enlarged Group including various agency agreements pursuant to which Glencore provides marketing services to members of the Enlarged Group in exchange for an agency fee. These other arrangements are also negotiated on an arm's length basis and are on normal commercial terms.

Dividend policy

Xstrata plc intends to adopt a progressive dividend policy which will take into account the underlying growth in earnings of the Enlarged Group, as well as its capital requirements and cash flows, while maintaining an appropriate level of dividend cover. For illustrative purposes only and subject to these financial parameters the Directors of Xstrata AG have indicated that, had the Enlarged Group been in existence for the full financial year to 31 December 2001, Xstrata plc would have announced a pro forma dividend per share for the year ended 31 December 2001, the value of which would imply a dividend yield of 2.5% for Xstrata plc's shares.

Xstrata plc is expected to pay a final dividend in April 2003 in respect of the year ending 31 December 2002 and an interim dividend in September 2003 following the end of the half year to 30 June 2003. Thereafter, the Directors intend that interim and final dividends will be paid in September and April in each year in the approximate proportions of one-third and two-thirds of the total annual dividend, respectively. Further details of the proposed dividend policy will be contained in listing particulars for Xstrata plc to be published in due course.

Hedging policy

In general, Xstrata AG does not expect that the Enlarged Group will take hedge positions. However, hedging strategies may be considered for risk mitigation, not for active revenue generation. In the event that Xstrata plc was to take a hedge position, it will require approval of the central management team.

Swiss Tax Residency

The Swiss Tax Authorities have confirmed that, on the assumption that the affairs of the company are conducted as the directors intend, they will regard Xstrata plc as a resident of Switzerland for the purposes of Swiss taxation law and application of the Switzerland/UK Double Taxation convention. The UK Inland Revenue has indicated that, based on the proposed location and structure of management as described to it by the directors, and on the assumption that the affairs of the company are conducted as the directors intend and on the basis of the Swiss ruling noted above, it will not regard Xstrata plc as resident in the UK for purposes of UK taxation law. The directors of Xstrata plc intend to conduct the company's affairs as described to the Inland Revenue. Accordingly, assuming the affairs are so conducted, Xstrata plc should be treated as resident in Switzerland and not in the UK for tax purposes.

Expected timetable of principal events

Information memorandum to be available to shareholders of Xstrata AG	26 February 2002
Annual general meeting of Xstrata AG	19 March 2002
Expected date of completion of the Merger and Acquisition	26 March 2002

Each of the dates in the above timetable is subject to change.

The information contained herein is restricted and is not for release or distribution in Australia, Canada, Japan or South Africa.

Xstrata AG

Proposed Acquisition of Australian & South African Coal Businesses from Glencore International for c. USD2.5 billion
Proposed Formation and Listing of Xstrata plc

25 FEBRUARY 2002
PART 3 of 4
ADDITIONAL INFORMATION

Overview of Xstrata plc

The Enlarged Group will be an international natural resources group headquartered in Zug, Switzerland. The Enlarged Group will focus on low cost operations and have a significant market share in coal, zinc and primary vanadium production and a leading market share in chrome production. The Enlarged Group will comprise three major businesses:

- The Coal Businesses, with interests in 26 operating coalmines, 12 of which are located in Australia and 14 of which are located in South Africa;
- The Zinc Business, comprising a zinc mining, smelting and refining operation in Spain; and
- The Ferroalloys Business, comprising the chrome operations and vanadium operations, which has integrated production facilities in South Africa and Australia.

In addition, the Enlarged Group will own a magnesium re-cycling facility in North America and a forestry plantation in Chile.

The Company is a UK incorporated company with a registered office at Becket House, 1 Lambeth Palace Road, London SE1 7EU. It is expected that the Company will be considered for inclusion in the FTSE UK index series at the review in June 2002.

Coal Businesses

The Coal Businesses will be the most significant of the Enlarged Group's business in terms of turnover. It is comprised of the Enex Australian and Duiker South African coal operations and is one of the world's largest export thermal coal producers with interests in a portfolio of cost competitive mines. In the year ended 31 December 2001, the Enex and Duiker Groups' combined attributable sales were 37 million tonnes, with approximately 53% of these sales coming from the Enex Group. The Coal Businesses focuses primarily on the export of thermal coal for use in electricity generation although it also exports semi-soft coal for use in steel manufacturing and supplies thermal coal for use in domestic electricity generation and, in South Africa, for use in various industrial applications. At the current rate of production, Xstrata estimates that the Coal Businesses' coal reserve base will support mining in excess of 20 years. The Coal Businesses' proven and probable run of mine reserves exceeded 1.6 billion tonnes of coal and its measured and indicated resource base exceeded 6.6 billion tonnes of coal.

A cost curve provided by AME for 2000-2001 ranks the Duiker South African and Enex Australian coal operations, on a weighted average basis, in the second quartile among major export producers of thermal and semi-soft coal worldwide. While primarily based on 2000 production, the mines have been costed and weighted for the purposes of this cost curve using exchange rates and equity ownership shares prevailing in 2001. For further information on the construction of cost curves see "Basis of preparation – Cost Curves" in Part 4 of this announcement.

Zinc Business

The Zinc Business, which forms part of the existing Xstrata AG Group is one of the largest (in terms of capacity) and among the lowest cost producers of zinc metal in the world. The Zinc Business's main activities are the production of zinc metal and the mining of zinc bearing ores. Its operating facilities comprise the San Juan de Nieva refining plant (which, following the 120,000 tonnes per annum expansion of the plant's design production capacity in July 2001, has a rated design production capacity of 440,000 tonnes per annum), the Reocin mine, the Hinojedo roasting facility and the Arnao manufacturing plant. For the year ended 31 December 2001, the Zinc Business's total production of zinc metal was approximately 390 thousand tonnes.

Cost curves produced by Brook Hunt for 2001 rank the Zinc Business's smelting operations in the first quartile of worldwide production of zinc metal. For further information on the construction of cost curves see "Basis of preparation – Cost Curves" in Part 4 of this announcement.

Ferroalloys Business

Chrome operations. The chrome operations, which form part of the existing Xstrata Group, are the world's largest (in terms of both attributable production and attributable sales) and among the lowest cost producers of ferrochrome with attributable ferrochrome production capacity exceeding 1.3 million tonnes per annum, representing approximately 25% of global capacity. The chrome operations' assets are situated in South Africa and consist of four chromite mines and 16 ferrochrome furnaces (two of which are in a 50% production joint venture). The attributable ferrochrome production of the chrome operations for the year ended 31 December 2001 was 860 thousand tonnes.

Cost curves produced by CRU International for 2001 rank the chrome operations, on a weighted average basis, in the first quartile of worldwide production of high carbon ferrochrome. For further information on the construction of cost curves see "Basis of preparation – Cost Curves" in Part 4 of this announcement.

Vanadium operations. Xstrata AG believes the vanadium operations, which form part of the existing Xstrata Group, are one of the leading producers of primary vanadium, consisting of three integrated mining and vanadium pentoxide recovery plants, two situated in South Africa and one in Australia, and a recently commissioned ferrovanadium conversion facility in South Africa. Combined capacity for the vanadium operations' three plants is 48 million pounds of vanadium pentoxide equivalent per annum, which the Enlarged Group estimates represents approximately 18% of global capacity. For the year ended 31 December 2001, the vanadium operations' total production was 39 million pounds of vanadium pentoxide equivalent.

Additional activities

The Enlarged Group's additional activities will be comprised of a magnesium re-cycling facility in North America and a forestry plantation in Chile.

Unaudited combined constructed illustrative financial information

The table below provides unaudited combined constructed illustrative financial information in relation to the Enlarged Group for the year ended 31 December 2001. The information does not form part of the unaudited pro forma financial information set out in Part 4, and has been prepared on the basis set out in the footnote and as described in "Basis of preparation – Unaudited combined constructed illustrative financial information" in Part 4 of this announcement.

	Year ended 31 December 2001			
	Turnover (including share of joint ventures and associates) US$ million		*EBIT (including share of joint ventures and associates) US$ million*	
Business/operations				
Coal	1,145	61%	311	80%
Zinc	383	20%	67	17%
Ferroalloys				
Chrome	258	14%	58	15%
Vanadium	63	3%	(42)	(11)%
Additional activities	26	2%	(4)	(1)%
Group combined before common costs	1,875	100%	391	100%
Less: common costs	N/A	N/A	(12)	N/A
Group combined	1,875	N/A	379	N/A

Basis of preparation: The above table is for illustrative purposes only and is not intended to give a true picture of financial information relating to the Enlarged Group. This information has been prepared to illustrate the earnings before interest and taxation and turnover of the Enlarged Group as if the Acquisition and the acquisitions undertaken by the Xstrata AG Group and the Enex Group in 2001 had *occurred on 1 January 2001 and includes the earnings before interest and taxation and turnover of Sakbridge and Asturiana from 1* January 2001 to their respective dates of acquisition together with an adjustment to reflect the amortisation of goodwill on the acquisitions of Asturiana and the Enex Group.

Unaudited pro forma financial information

The table below sets out summary unaudited pro forma combined financial information in relation to the Enlarged Group. The information is extracted from the unaudited pro forma financial information contained in Part 4 of this announcement.

Business/operations	*Enlarged Group tangible fixed assets*	*Enlarged Group net current assets*	*Enlarged Group net assets*
	At 31 December 2001		
	USD million	*USD million*	*USD million*
Coal	**2,677**	**101**	**2,076**
Zinc	**388**	**85**	**648**
Ferroalloys			
Chrome	**224**	**99**	**188**
Vanadium	**105**	**24**	**107**
Additional activities	**54**	**1**	**47**
Unallocated	**0**	**(9)**	**(1,119)**
Group Total	**3,448**	**311**	**1,839**

Basis of preparation: The above table is for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of the Enlarged Group and has been extracted from the unaudited pro forma combined financial information contained in Part 4 of this announcement.

Xstrata AG Stock Market Data (as of the close 20 February 2002)

Share Price	**CHF 218**
52 week high / low	**CHF 415/119**
Number of shares outstanding	**5.778 million**
Market capitalisation	**CHF 1.26 billion**
(Source: Datastream)	**USD0.74 billion**
Swiss Stock Exchange	**XTR**
Reuters Code	**XTRZ.S**
Bloomberg Code	**XTR SW**

Xstrata AG

Proposed Acquisition of Australian & South African Coal Businesses from Glencore International for c. USD2.5 billion
Proposed Formation and Listing of Xstrata plc

25 FEBRUARY 2002
PART 4 of 4
ADDITIONAL UNAUDITED PRO FORMA FINANCIAL, PRODUCTION AND RESERVE DATA

This section contains the following information:

- **Unaudited pro forma combined financial information for Xstrata plc;**
- **Estimated cash flow requirements for Xstrata plc;**
- **Overview of the Coal Business;**
- **Overview of the Coal Businesses' Australian operations;**
- **Overview of the Coal Businesses' South African operations; and**
- **Basis of preparation.**

UNAUDITED PRO FORMA COMBINED NET ASSETS OF XSTRATA PLC AS AT 31 DECEMBER 2001

The following unaudited pro forma statement of combined net assets of Xstrata plc as at 31 December 2001 is prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of the Enlarged Group. It is prepared to illustrate the effect on the net assets of Xstrata plc of the Acquisitions of the Enex Group and the Duiker Group ("the Acquisitions"), the Merger and the issue of Xstrata plc shares, as if the Acquisitions,the Merger and the issue of shares, had taken place on 31 December 2001 and is based on unaudited balance sheets of Xstrata plc, Xstrata AG, Enex and Duiker prepared in accordance with UK GAAP as at 31 December 2001. Adjustments have been made as described in the notes below.

	At 31 December 2001						
	Xstrata plc Note 1 US$000	*Xstrata AG Note 1 US$000*	*Enex Note 1 US$000*	*Duiker Note 1 US$000*	*Xstrata plc Sub-total US$000*	*Adjust-ments Note 2-4 US$000*	*Pro forma Xstrata plc net assets US$000*
Fixed Assets							
Goodwill	-	125,160	-	-	125,160	-	125,160
Tangible assets	-	771,680	640,946	205,351	1,617,977	1,829,836	3,447,813
Loans	-	5,313	-	-	5,313	-	5,313
Other	-	7,769	-	-	7,769	-	7,769
Investments	-	22,941	19,970	39,135	82,046	-	82,046
	-	932,863	660,916	244,486	1,838,265	1,829,836	3,668,101
Current Assets							
Stocks	-	144,766	56,777	24,648	226,191	-	226,191
Debtors	-	188,171	89,513	45,093	322,777	-	322,777
Cash and short term deposits	-	45,868	42,804	11,243	99,915	(53,988)	45,927
	-	378,805	189,094	80,982	648,881	(53,988)	594,895
Creditors: amounts falling due within one year	-	(221,726)	(100,179)	(68,943)	(390,848)	106,988	(283,860)
Net Current Assets	-	157,079	88,915	12,039	258,033	53,002	311,035
Total Assets less Current Liabilities	-	1,089,942	749,831	256,525	2,096,298	1,882,838	3,979,136
Creditors: amounts falling due after more than one year	-	(421,990)	(521,149)	(21,307)	(964,446)	(828,918)	(1,793,364)
Provision for liabilities and charges	-	(126,835)	(80,701)	(57,972)	(265,508)	-	(265,508)
	-	541,117	147,981	177,246	866,344	1,053,920	1,920,264
Minority interests	-	(1,994)	(79,147)	-	(81,141)	-	(81,141)
Net assets	-	539,123	68,834	177,246	785,203	1,053,920	1,839,123

Notes:

1) The consolidated net assets of Xstrata plc, Xstrata AG, Enex and Duiker at 31 December 2001 have been extracted without material adjustment from the Accountants' Reports to be contained in the listing particulars to be published in due course.

2) Acquisition related allocations include:
   a) payment of consideration (including the assumption of certain group borrowings);
   b) an estimate of the fair value adjustment required as follows:

	US$000
Consideration for the acquisition of Enex	1,035,000
Adjusted net assets of Enex	(68,834)
Consideration for the acquisition of Duiker	1,040,916
Adjusted net assets of Duiker	(177,248)
Fair value allocation	1,829,838

A full assessment of fair values of assets and liabilities will be undertaken prior to the end of the first accounting period of Xstrata plc

3) The adjustments reflect the proceeds of the issue of shares and new debt, the repayment of existing borrowings and the related fees and expenses incurred.

4) No account has been taken of any trading or other transactions since 31 December 2001 for Xstrata plc, Xstrata AG, Duiker and Enex. No account has been taken of any other further fair value adjustments that may be necessary.

UNAUDITED PRO FORMA COMBINED PROFIT STATEMENT OF XSTRATA PLC FOR THE YEAR ENDED 31 DECEMBER 2001

The following unaudited pro forma combined profit statement of Xstrata plc for the year ended 31 December 2001 is prepared for illustrative purposes only and may not, because of its nature, give a true picture of the results of the Enlarged Group. It is prepared to illustrate the effect on the profit for the year of Xstrata plc of the Acquisitions, the Merger and the issue of Xstrata plc shares as if the Acquisitions, the Merger and the issue of shares had taken place on the first day of the period ended 31 December 2001, and is based on unaudited profit and loss accounts of Xstrata AG, Enex and Bulker prepared in accordance with UK GAAP for the year ended 31 December 2001. Xstrata plc did not trade during the period. Adjustments have been made in accordance with the notes referred to.

	Year ended 31 December 2001					
	Xstrata AG Note 1 US$000	*Enex Note 2 US$000*	*Bulker Note 3 US$000*	*Xstrata plc Sub-total US$000*	*Adjust-ments - Xstrata plc Note 2-7 US$000*	*Pro forma Xstrata plc US$000*
Turnover						
Continuing operations	346,969	291,199	371,325	1,009,493	-	1,009,493
Acquisitions	266,634	371,152	-	637,786	-	637,786
	613,603	662,351	371,325	1,647,279	-	1,647,279
Operating costs	(521,157)	(506,717)	(226,921)	(1,254,795)	(46,000)	(1,300,795)
Operating profit						
Continuing operations:	47,649	61,896	144,404	253,949	(46,000)	207,949
Acquisitions	44,797	93,738	-	138,535	-	138,535
	92,446	155,634	144,404	392,484	(46,000)	346,484
Discontinued operations	-	-	-	-	-	-
Continuing operations: Profit/(loss) on disposal of operations	(1,954)	(468)	56,788	54,368	-	54,368
	90,492	155,166	201,192	446,852	(46,000)	400,852
Discontinued operations: *Profit/(loss) on sale of* tangible fixed assets	(45,034)	1,479	131	(43,424)	-	(43,424)
Exchange difference	-	(29,473)	-	(29,473)	29,473	-
Net interest Payable	(21,554)	(5,677)	(7,104)	(34,335)	(36,385)	(70,720)
Profit on ordinary activities before taxation	23,904	121,497	194,219	339,620	(52,912)	286,708
Tax on profit on ordinary activities	(10,635)	(23,561)	(40,133)	(74,329)	9,096	(65,233)
Profit on ordinary activities after taxation	13,269	97,936	154,086	265,291	(43,816)	221,475
Minority interests:						
Equity	(2,016)	(13,195)	-	(15,211)	-	(15,211)
Profit for the financial year attributable to members of the parent company	11,253	84,741	154,086	250,080	(43,816)	206,264

Notes:

5 Interest on debt raised as part of this transaction has been included. For this purpose, an amount of US$36.385 million has been included based upon an interest rate of 3.5% on incremental interest bearing debt.

6 The fair value allocation arising on this acquisition is amortised over the estimated lives of the underlying assets.

7 Where appropriate, taxation effects of the above adjustments have been taken into account.

UNAUDITED PRO FORMA COMBINED SEGMENTAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2001

The following unaudited pro forma combined segmental information for the enlarged Group for the year ended 31 December 2001 is prepared for illustrative purposes only and may not, because of its nature, give a true picture of the results of the Enlarged Group. It is prepared to illustrate the effect on the segmental analysis of Xstrata plc of the Acquisitions the Merger and the issue of Xstrata plc shares, as if the Acquisitions, the Merger and the issue of shares had taken place on the first day of the year ended 31 December 2001, and is based on unaudited financial information of Xstrata AG, Enex and Duiker prepared in accordance with UK GAAP for the year ended 31 December 2001 Xstrata plc did not trade during the period. Adjustments have been made in accordance with the notes referred to.

	Xstrata AG Year ended 31 Dec 2001 US$000	*Enex Year ended 31 Dec 2001 US$000*	*Duiker Year ended 31 Dec 2001 US$000*	*Total US$000*	*Adjustments US$000*	*Pro forma Year ended 31 Dec 2001 US$000*
Turnover						
Coal	-	662,351	371,325	1,033,676	-	1,033,676
Zinc	266,634	-	-	266,634	-	266,634
Chrome	257,660	-	-	257,660	-	257,660
Vanadium	63,498	-	-	63,498	-	63,498
Others	25,811	-	-	25,811	-	25,811
Total	613,603	662,351	371,325	1,647,279	-	1,647,279

	Xstrata AG Year ended 31 Dec 2001 US$000	*Enex Year ended 31 Dec 2001 US$000*	*Duiker Year ended 31 Dec 2001 US$000*	*Total US$000*	*Adjustments US$000*	*Pro forma Year ended 31 Dec 2001 US$000*
Profit before tax						
Coal	-	121,497	194,219	315,716	(46,000)	269,716
Zinc	44,798	-	-	44,798	-	44,798
Chrome	59,318	-	-	59,318	-	59,318
Vanadium	(42,380)	-	-	(42,380)	-	(42,380)
Forestry	(4,479)	-	-	(4,479)	-	(4,479)
Common Costs	(33,373)	-	-	(33,373)	(6,912)	(40,285)
Total	23,904	121,497	194,219	339,620	(52,912)	286,708

	Xstrata AG 31 Dec 2001 US$000	*Enex 31 Dec 2001 US$000*	*Duiker 31 Dec 2001 US$000*	*Total US$000*	*Adjustments US$000*	*Pro forma 31 Dec 2001 US$000*
Tangible fixed assets						
Coal	-	640,946	205,351	846,297	1,829,836	2,676,133
Zinc	387,765	-	-	387,765	-	387,765
Chrome	224,267	-	-	224,267	-	224,267
Vanadium	104,601	-	-	104,601	-	104,601
Forestry	32,618	-	-	32,618	-	32,618
Others	22,429			22,429		22,429
Total	771,680	640,946	205,351	1,617,977	1,829,836	3,447,813

	Xstrata AG 31 Dec 2001 USD000	Enex 31Dec 2001 USD000	Duiker 31 Dec 2001 USD000	Total USD000	Adjustments USD000	Pro forma 31 Dec 2001 USD000
Net current assets						
Coal	-	88,915	12,039	100,954	-	100,954
Zinc	95,471	-	-	95,471	-	95,471
Chrome	98,857	-	-	98,857	-	98,857
Vanadium	24,021	-	-	24,021	-	24,021
Forestry	1,144	-	-	1,144	-	1,144
Unallocated resources	(62,414)	-	-	(62,414)	53,002	(9,412)
Total	157,079	88,915	12,039	258,033	53,002	311,035

	Xstrata AG As at 31 Dec 2001 USD000	Enex As at 31 Dec 2001 USD000	Duiker As at 31 Dec 2001 USD000	Total USD000	Adjustments USD000	Pro forma As at 31 Dec 2001 USD000
Net assets (Note 10)						
Coal	-	68,834	177,246	246,080	1,829,838	2,075,918
Zinc	540,385	-	-	540,385	-	540,385
Chrome	187,991	-	-	187,991	-	187,991
Vanadium	108,644	-	-	108,644	-	108,644
Forestry	47,125	-	-	47,125	-	47,125
Unallocated assets	(343,002)	-	-	(343,002)	(775,916)	(1,118,918)
Total	539,123	68,834	177,246	785,203	1,053,920	1,839,123

	Xstrata AG As at 31 Dec 2001 USD000	Enex As at 31 Dec 2001 USD000	Duiker As at 31 Dec 2001 USD000	Total USD000	Adjustments USD000	Pro forma As at 31 Dec 2001 USD000
Net assets (Note 10)						
Americas	47,126	-	-	47,126	-	47,126
Africa	352,197	-	177,246	529,443	863,670	1,393,113
Europe	548,009	-	-	548,009	-	548,009
Australasia	(57,565)	68,834	-	11,269	966,166	977,435
Unallocated assets	(350,644)	-	-	(350,644)	(775,916)	(1,126,560)
Total	539,123	68,834	177,246	785,203	1,053,920	1,839,123

Notes:

10 Adjustments represent the business unit's share of the pro forma adjustments relating to the Enlarged Group's net assets.

11 The above information has been prepared on a pro forma basis and is based on information extracted from unaudited financial information prepared in accordance with UK GAAP in respect of Xstrata AG, Enex and Duiker and includes the results of acquisitions from the date of acquisition. If the results of the acquisitions were to be consolidated from the first day of the accounting period, then the turnover by segment would be USD1,145 million, USD383 million, USD258 million, USD63 million and USD26 million for the coal, zinc, chrome, vanadium and other business units respectively. Similarly, EBIT for the coal, zinc, chrome, vanadium and forestry business units would be USD311 million, USD67 million, USD59 million, USD(42) million and USD(4) million respectively and EBITDA USD416 million, USD181 million, USD84 million, USD9 million and USD(2) million.

ESTIMATED CASH FLOW REQUIREMENTS FOR XSTRATA PLC

Set out below for illustrative purposes only, is a summary of the estimated cash flows of the Enlarged Group from 1 January 2002 to 31 March 2004. The estimates and the underlying assumptions have been prepared after due and careful enquiry by Xstrata AG but it is emphasised that these estimates do not constitute a forecast, whether of profits or otherwise, and should be read in conjunction with the assumptions set out below. The estimates and assumptions underlying the projections are inherently uncertain, based upon events that have not taken place, and are subject to significant economic, competitive and other uncertainties and contingencies beyond the control of the Enlarged Group. The estimates and underlying assumptions speak only as of the date hereof, and are subject to change. Consequently there can be no assurances that the projected results or cash flows can be realised or that actual results or cash flows will not be higher or lower than those projected, and this summary should not be relied upon as such.

	Year ending 31 December 2002 US$ millions	*Year ending 31 December 2003 US$ millions*	*Three months ending 31 March 2004 US$ millions*
Receipts			
Turnover	2,125.3	2,483.3	708.5
Issue of shares	1,400.0	–	–
Net new borrowings	775.9	–	400
Movements in working capital	8.7	(2.2)	(21.8)
	4,309.9	2,481.1	1086.7
Payments			
Cash operating costs	1,425.8	1,854.3	447.9
Financing costs	60.2	54.9	11.3
Repayment of borrowings	–	275.0	475.0
Capital expenditure	261.6	234.2	50.7
Cost of acquisition	2,175.9	–	–
Dividends paid	–	53.3	–
Taxation	118.4	124.4	14.0
Net cash flow	268.0	65.0	87.8
Opening net balance	45.9	313.9	378.9
Closing net balance	313.9	378.9	466.7

The illustrative projected cash flows should be read in conjunction with the assumptions set out below.

<u>Turnover and operating costs</u>
The turnover and operating costs are based on the relevant mineral resources to be extracted, the expected grade structures of the saleable resources, mineral concentrates and products and the expected extraction and the following commodity prices:

Commodity		*Year ending 31 December 2002*	*Year ending 31 December 2003*	*Three months ending 31 March 2004*
Coal Australia export	US$ per tonne	28.35 to 34.93	30.54 to 35.78	33.00 to 38.46
Coal Australia domestic	US$ per tonne	12.45 to 19.32	14.72 to 22.78	17.48 to 25.11
Coal South Africa export	US$ per tonne	29.60	31.58	33.05
Coal South Africa domestic	US$ per tonne	6.32	7.26	7.19
Zinc	US$ per tonne	877.00	1,042.00	1,148.00
Ferrochrome	USc per lb	22.00	22.00	23.00
Vanadium Pentoxide	US$ per lb	1.13	1.79	2.58
Ferrovanadium	US$ per tonne	7.40	10.10	13.50

<u>Capital expenditure</u>
Capital expenditure has been projected in line with the long-term strategic plans of the Enlarged Group.

<u>Acquisitions and disposals</u>
For the purpose of the estimated cash flows, it has been assumed that the Enlarged Group will not make any major acquisitions or disposals, although such acquisitions and disposals may in fact occur.

Inflation

Annual inflation has been estimated by the Xstrata AG as 6% in South Africa, 2.5% in Australia, 2.5% in the US and 2.5% in Spain in respect of administrative expenses throughout the period.

Taxation

Cash tax assumed payable as a percentage of profit before tax as follows:

Year ending 31 December 2002 26%.
Year ending 31 December 2003 24%
Year ending 31 December 2004 25%.

Interest rates

Interest rates are assumed to be 0% per annum on positive cash balances and 3.35% per annum on corporate borrowings.

Exchange rates

The following rates have been adopted:

For the year ended 31 December 2002	*For the year ended 31 December 2003*	*For the three months ended 31 March 2004*
US$1= ZAR 11.00	US$1= ZAR 11.76	US$1= ZAR 12.17
= AUD 1.84	= AUD 1.65	= AUD 1.59
= EURO 1.10	= EURO 1.10	= EURO 1.09

Other significant assumptions

There will be no change in current legislation, taxation or regulations or currently accepted practice (in particular with regard to the requirements associated with environmental matters or concerning the remittance of funds or exchange controls) or adverse political, economic or social changes, which will significantly affect the Enlarged Group's operations.

There will be no material disruption to the Enlarged Group's business due to industrial disputes, equipment breakdown, natural disasters or otherwise.

Funding requirement

USD400 million funding required (not yet committed) in March 2004 to replace certain debt.

Sensitivity analysis

The table sets out the impact of a 10% movement in commodity prices and exchange rates on the estimated cash flow for the year ended 31 December 2002.

US$ millions	*-10%*	*+10%*
Base case	268.0	268.0
Coal	-101.8	+87.9
Zinc	-29.8	+29.8
Chrome	-16.4	+16.3
AUD	+50.9	-62.4
ZAR	+44.1	-53.9

OVERVIEW OF THE COAL BUSINESSES

Resource and reserve base

The table below sets out Enex and Dulker's respective Australian and South African coal resource and reserve base.

	Reserves (million tonnes)			*Mineable in-situ Resources (million tonnes)*	
	Proven Reserves	*Probable Reserves*	*Marketable Reserves*	*Measured and Indicated Resources*	*Inferred Resources*
Australia (1)	448	538	765	3,868	1,832
Dulker Managed (2)	*261*	*283*	*313*	*2,482*	*1,818*
Ingwe Managed (3)	*93*	*0*	*68*	*288*	*0*
Total South Africa	354	283	381	2,770	1,818
Total Coal Businesses	802	821	1,146	6,638	3,650

Note:

For definitions of resources and reserves see "Basis of preparation – Ore reserve and mineral resource reporting" in this Part 4 of this announcement
Totals are subject to rounding.
1) Australian Reserves and Resources as at 30 November 2001.
2) Dulker managed Reserves and Resources as at 31 December 2001.
3) Ingwe managed Reserves and Resources as at 31 December 2000. Rietspruit and MTJV attributable production for 2001 was 5.9 million tonnes.

Production

The table below sets out the mine production, consolidated production and attributable production of the Coal Businesses (broken down between the Australian and South African operations) for the year ended 31 December 2001.

Mine Production	*Year ended 31 December 2001 (in million tonnes)*
Australia	27.4
South Africa	42.9
Total Coal Businesses	70.3
Attributable Production	
Australia	20.2
South Africa	17.7
Total Coal Businesses	37.9

Note:
For definitions of production terms see "Preparation of information – Production and Sales."
Totals are subject to rounding

Financial information on the Coal Businesses

The table below provides unaudited combined constructed illustrative financial information in relation to the Coal Business for the year ended 31 December 2001. The information has been extracted from note 11 to the unaudited pro forma financial information, and has been prepared in accordance with "Basis of preparation - Unaudited combined constructive illustrative financial information", set out in this Part 4 of this announcement

Coal Businesses	*Year ended 31 December 2001 (US$000)*	*As at percentage of the Group*
Turnover	1,144,628	81
EBITDA	416,904	70
EBIT	311,455	80

PAGE 24 OF 224

OVERVIEW OF THE COAL BUSINESSES' AUSTRALIAN OPERATIONS

Key characteristics of the assets

Mining operations

Group/asset name	*Enex Australia interest*	*Status*	*Type*	*Principal mining method*	*Date mine commenced operation*
Oakbridge Group	68.5%				
·Bulga Opencut	58.2%	Operating	Opencut	Dragline, truck and shovel	1983
·South Bulga Underground	58.2%	Operating	Underground	CM development and longwall extraction	1982
·Beltana	58.2%	Project	Underground	CM development and longwall extraction	2001
·Bulga Long Term project	58.2%	Project (1)	Underground	CM development and longwall extraction	n/a
·Baal Bone	63.2%	Operating	Underground	CM development and longwall extraction	1981 (2)
·Running Stream project	68.5%	Project	Opencut/ Underground	Opencut with underground potential	n/a
Macquarie Coal JV	80%				
·West Wallsend	80%	Operating	Underground	CM development and longwall extraction	1969
·Westside	80%	Operating	Opencut	Excavator and truck	1986
·Cardiff Borehole project	80%	Project	Underground	CM development, limited extraction	n/a
·Mitchells Flat project	80%	Project	Underground	Underground and opencut potential	n/a
·Teralba	80%	Care and maintenance	Underground	Care and maintenance	n/a
Liddell Group	67.5%				
·Liddell	67.5%	Operating	Opencut	Truck and shovel from discrete pits	1989
·Glendell project	67.5%	Project (1)	Opencut	Truck, and shovel and dragline with underground potential	n/a
·Togara North project	33.3%	Project	Opencut/ Underground	CM development and longwall extraction, truck and shovel	n/a
Cumnock	84%				
·Underground	84%	Operating	Underground	CM development and longwall extraction	1995
·Opencut	84%	Project (1)	Opencut	Truck and shovel	n/a
Mount Owen	100%	Operating	Opencut	Truck and shovel, terrace mining	1993
Cook	50%	Operating	Underground	CM development and extraction	1974
United	95%	Operating	Underground	CM development future longwall extraction	1992
Ulan	90%				
·Ulan Underground	90%	Operating	Underground	CM development and longwall extraction	1986
·Ulan Opencut	90%	Operating	Opencut	Dragline, truck and shovel	1982

Notes:

CM means continuous miner.

1) To be developed within the term of Enex life of mine forecasts.
2) Exploration adits commenced drivage in August 2001.
3) Beltana is classified as a project, however mining has commenced.

Summary of Production – Enex

Coalmine	Type of Mine(1)	Enex's Attributable Interest %	2001 Production (in million tonnes)		2001 Sales (in million tonnes)	
			Mine Production	Attributable Production	Total Mine Sales	Attributable Sales
Oakbridge Group						
Bulga	OC	58.2	3.9	2.2	3.7	2.1
South Bulga	UG	58.2	2.5	1.4	2.4	1.3
Beltana (2)	UG	58.2	0.0	0.0	0.0	0.0
Baal Bone	UG	63.2	2.4	1.4	2.4	1.4
Macquarie Coal						
Joint Venture						
West Wallsend	OC	80	2.7	2.2	2.3	1.9
Westside	OC	80	0.7	0.5	0.7	0.5
Teralba						
Liddell Group						
Liddell	OC	67.5	2.7	1.8	2.4	1.6
Cumnock	UG	84	1.4	1.2	1.5	1.2
Mt Owen	OC	100	4.4	4.4	4.4	4.4
United	UG	95	0.8	0.3	0.8	0.3
Ulan						
Ulan Underground	UG	90	3.5	2.8	3.4	2.9
Ulan Opencut	OC	90	2.3	1.8	2.0	1.6
Total			27.4	20.2	26.3	19.5

Note:

For further information on financial and technical terms see "Basis of preparation – Ore reserves and mineral resource reporting and Production and sales" in this Part 4 of this announcement.
For year ended 31 December 2001.
Totals subject to rounding.
1) OC = Opencut, UG = Underground.
2) Although Beltana had attributable production in 2001 and is expected to have attributable production in 2002, it is currently classified as a project.

Total sales of the Enex Australian operation's mines

The following table sets out the geographical breakdown of export sales of the Enex Australian operation's mines in 2001 based on total mine production:

	Sales
Japan	50%
Other	22%
Taiwan	10%
Korea	7%
Australia	11%
Total	100%

Note:

For definitions of production terms see "Preparation of information – Production and Sales."

OVERVIEW OF THE COAL BUSINESSES'S SOUTH AFRICAN OPERATIONS

Key characteristics of the assets

Division/Mine	*Duiker Interest*	*Type of mine*	*Principal mining method*	*Date mine commenced operation*
Duiker managed operations				
Tweefontein division				
Waterpan	100%	Underground and opencast	Drill and blast, dozers, excavator/truck	1930
Boschmans	100%	Underground	Continuous miner, drill and blast	1978
Witcons	100%	Underground	Drill and blast	1946
South Witbank	100%	Underground	Continuous miner	1945
Mpunzi division				
Phoenix	100%	Underground	Drill and blast	1938
Tavistock	100%	Underground	Continuous miner, drill and blast	1936
Tav/ TESA JV				
ATC	50%	Underground	Continuous miner	1977
ATCOM	50%	Opencast	Dragline, excavator/truck	1992
Mpumalanga division				
Strathrae	100%	Underground	Continuous miner	1988
Tselentis	100%	Opencast operation	Dozers, excavator/truck	1989
Spitzkop	100%	Underground and opencast	Continuous miner, drill and blast,	
		excavator/truck	1966	
Ingwe managed operations				
Rietspruit JV	50%	Underground and opencast	Continuous miner, dragline	mid 1970s
Douglas Tavistock JV				
Douglas	16%	Underground and opencast excavator/truck	Continuous miner, dragline,	1898
Middelburg	16%	Opencast	Dragline	1982

Note:

In addition to the operating mines listed above, Duiker plans to begin production from a new mine in 2004. This new mine is referred to as Goedgevonden, and will consist of underground and opencast operations.

Summary of Production – Duiker

Coalmine	Type of Mine	Duiker's Attributable Interest (%)	2001 Production: Mine Production (million tonnes)	2001 Production: Attributable Production (million tonnes)	2001 Attributable Sales (million tonnes)
Tweefontein Division					
Waterpan	OC/UG	100	1.1	1.1	1.1
Boschmans	UG	100	2.0	2.0	1.8
Witcons	UG	100	1.0	1.0	1.0
South Witbank	UG	100	0.4	0.4	0.3
Impunzi Division					
Phoenix	UG	100	0.8	0.8	0.8
Tavistock	UG	100	1.3	1.3	1.2
ATC	UG	50	1.8	0.9	0.9
ATCOM	OC	50	2.3	1.1	1.2
Mpumalanga Division					
Strathrae	UG	100	0.6	0.6	0.6
Tselentis	OC	100	1.2	1.2	1.1
Spitzkop	OC/UG	100	1.4	1.4	1.4
Mines operated by JV partners					
Rietspruit	OC/UG	50	3.8	1.9	1.6
Douglas and Middelburg	OC/UG	16	25.2	4.0	3.9
Total (2)			42.9	17.7	17.0

Note:

For further information on financial and technical terms see "Basis of preparation – Ore reserves and mineral resource reporting and Production and sales" in this Part 4 of this announcement.
For year ended 31 December 2001.
Totals subject to rounding.
(1) OC = Opencast, UG = Underground.
(2) 2001 Attributable sales includes 52 thousand tonnes bought from other operators sold by Duiker and through Duiker's Richards' Bay Coal Terminal entitlement.

Total sales of the South African operation's mines

The following table sets out the geographical breakdown of attributable sales of the South African operations' in 2001:

	Sales
Europe & Mediterranean	69%
South Africa	25%
Other export	6%
Total	100%

Note:

For definitions of production terms see "Preparation of information – Production and sales."

PAGE 28 OF 224

BASIS OF PREPARATION

Xstrata AG Group, Enex Group, Duiker Group and the Enlarged Group

In this announcement:

- a reference to the Xstrata AG Group is to Xstrata AG and its subsidiaries and subsidiary undertakings, and where the context requires, its associated undertakings, as constituted immediately prior to the Merger and the Acquisition;
- a reference to the Enex Group is to Glencore Overseas AG and its subsidiaries and subsidiary undertakings, and where the context requires, its associated undertakings;
- a reference to the Duiker Group is to Duiker Mining (Pty) Ltd and its subsidiaries and subsidiary undertakings, and where the context requires, its associated undertakings and Duiker Marketing AG; and
- a reference to the Enlarged Group is to Xstrata plc and its subsidiaries and subsidiary undertakings, and where the context requires, its associated undertakings as constituted immediately following the Merger and the Acquisition and includes the Enex Group and the Duiker Group.

Unaudited combined constructed illustrative financial information

Unaudited combined constructed illustrative financial information has been prepared as if the Acquisition together with the acquisitions of Asturiana de Zinc S.A. (by the Xstrata AG Group) and Oakbridge (by the Enex Group) had occurred on 1 January 2001. As a result, this does not represent pro forma financial information prepared in accordance with Chapter 12 of the listing rules of the UK Listing Authority as it includes the results of companies and businesses acquired by the Xstrata AG Group and the Enex Group during 2001 prior to the date of their respective acquisition. The information has been prepared using information extracted from the unaudited pro forma financial information in Part 4 of this announcement, including information relating to the results of the companies acquired by the Xstrata AG Group and the Enex Group for the period since 1 January 2001 to the date of their respective acquisition. This information has been adjusted to reflect the amortisation of goodwill on the Acquisition and the acquisition of Asturiana de Zinc S.A. based on information contained in the unaudited pro forma financial information set out in Part 4 of this announcement. Xstrata AG believes that these adjustments are appropriate and reasonable, however, the unaudited combined constructed illustrative financial information is not necessarily indicative of the operating results or financial position that the Enlarged Group would have achieved had the Acquisition and the other acquisitions referred to above occurred at 1 January 2001 or of what the Enlarged Group's results of operations may be for any future period. The unaudited combined constructed illustrative financial information is for illustrative purposes only and is not intended to give a true picture of financial information relating to the Enlarged Group.

Ore reserve and mineral resource reporting

Ore reserves and mineral resources reported in this announcement comply with the "Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves". This Code is subtitled "Report of the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists, and Minerals Council of Australia", and is commonly referred to as the "JORC Code". The edition of the JORC Code in force as at the date of this document is dated September 1999. The JORC Code recognises a fundamental distinction between resources and reserves. Resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into measured, indicated and inferred categories reflecting decreasing confidence in geological and grade continuity. No allowances are included for dilution and losses during mining, but the reporting of resource estimates carries the implication that there are reasonable prospects for eventual economic exploitation. Resources may therefore be viewed as the estimation stage prior to the application of more stringent economic criteria for reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Under this system of reporting, it is common practice for companies to include in the resource category material with a high expectation of conversion to reserves, but for which the required detailed mine design work has not yet been undertaken.

Ore Reserves as defined by the JORC Code are designated as proved and probable, and are derived from the corresponding measured and indicated resource estimates by including allowances for dilution and losses during mining. It is an explicitly stated further requirement that other modifying economic, mining, metallurgical, marketing, legal, environmental, social and governmental factors also be taken into account. Reporting conventions that may be adopted are to report resource estimates as including that portion separately assigned to the proved and probable category, or to report resources as additional to that portion separately assigned to the proved and probable category.

In this announcement, resource and reserve estimates are reported as at 31 December 2001, except for:

- the Rietspruit, Douglas and Middelburg coalmines in South Africa for which resource and reserve estimates are reported as at 31 December 2000; and
- the mines in the Enex Group for which resource and reserve estimates are reported as at 30 November 2001.

PAGE 29 OF 224

Production and sales

In this announcement, production has been measured in two ways:

- Mine production or Total production or Total mine production. Mine production or total production or total mine production is equal to the total production from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.

- Attributable production. Attributable production is that part of mine, total or total mine production in which the Xstrata AG Group, the Enex Group or the Duiker Group, as the case may be, had an economic interest at the relevant time. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

In this announcement, sales by volume have been measured in two ways:

- Total sales. Total sales is equal to the total sales from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.

- Attributable sales. Attributable sales is that part of sales from a particular mine or operation in which the Xstrata AG Group, the Enex Group or the Duiker Group, as the case may be, had an economic interest at the relevant time. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

Cost curves

This announcement contains references to "cost curves". A cost curve is a graphic representation in which the total production volume of a given commodity across the relevant industry is arranged on the basis of average unit costs of production from lowest to highest to permit comparisons of the relative cost positions of particular production sites, individual producers or groups of producers across the world or within a given country or region. Generally, a producer's position on a cost curve is described in terms of the particular quartile or tercile in which the production of a given plant or producer or group of producers appears.

The cost curves referred to in this announcement have been obtained by the Xstrata AG Group from independent industry analysts with recognised experience in constructing cost curves for the relevant commodities, namely AME Mineral Economics ("AME"), Brook Hunt Mining & Metal Industry Consultants ("Brook Hunt") and CRU International ("CRU"). To construct cost curves, these analysts compile information from a variety of sources, including reports made available by producers, site visits, personal contacts, trade publications and other analysts' reports. Although producers may thus participate to some extent in the process through which cost curves are constructed, they are typically unwilling to validate cost analyses directly because of commercial sensitivities. Inevitably, assumptions must be made by the analyst with respect to data that such analyst is unable to obtain and judgement must be brought to bear in the case of virtually all data, however obtained. In addition, the time required to produce cost curves means that even the most recent available examples will be unable to take account of recent developments; in some cases, the most recent available cost curve may be based on data that is several years old. Costs data for specific producers may be based on costs incurred by the producers over their respective accounting years; to the extent these differ, the direct comparability of their costs may be limited. The cost curves referred to in this announcement reflect direct cash costs of production only (which, in the case of cost curves prepared by CRU, includes delivery costs), and exclude non-cash or indirect costs (such as depreciation, interest and unrelated overhead expenses) and costs relating specifically to marketing and export. Moreover, all cost curves embody a number of significant assumptions with respect to exchange rates and other variables. In summary, the manner in which cost curves are constructed means that they have a number of significant inherent limitations.

In certain cases, cost curves produced by more than one reputable industry analyst may exist with regard to a specific commodity. The methodologies employed and conclusions reached by such analysts may differ. Moreover, the reliability of any given cost curve may be difficult to assess, as the accuracy of the data, and the reasonableness of the assumptions on which it has been based, usually cannot be tested directly. Particular producers are, however, in a position to validate the accuracy of the presentation with respect to their own costs, which can provide a useful indication of the reliability of a cost curve overall and, notwithstanding their shortcomings, independently produced cost curves are widely used in the industries in which the Xstrata AG, Enex and Duiker Groups operate.

The specific cost curves to which this announcement refers are the most recent cost curves which have been obtained by the Xstrata AG Group. All such cost curves are based on 2001 data. Whilst the directors of Xstrata AG have satisfied themselves that the Xstrata AG Group's own production costs are accurately represented, the Group is not in a position to verify directly the cost data on other producers from which these cost curves were constructed or to update such data.

This announcement has been issued by Xstrata AG and is the sole responsibility of Xstrata AG and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by J.P. Morgan plc ("JPMorgan") of 125 London Wall, London EC2Y 5AJ.

JPMorgan or its nominated affiliates is acting for Xstrata AG and Xstrata plc and no one else in connection with the proposed Transaction and will not be responsible to any other person for providing the protections afforded to clients of JPMorgan, or for providing advice in relation to the proposed Transaction.

This press release does not contain or constitute an offer or invitation to purchase or subscribe for any securities of Xstrata AG or Xstrata plc and should not be relied on in connection with any decision to purchase or subscribe for any such securities.

The financial information in this press release does not comprise statutory accounts of any company within the meaning of section 240 of the Companies Act 1985 of the United Kingdom. No audited accounts of Xstrata plc have been prepared previously.

Exhibit 3

2001 Xstrata Annual Report released February 26, 2002.



Xstrata

Adding value to natural resources

Annual report 2001

Annual report 2001

PAGE 33 OF 224

Xstrata

Xstrata is an international natural resources group based in Switzerland. It has a zinc mining, smelting and refining operation in Spain and integrated ferrochrome and vanadium production facilities in South Africa and Australia. In addition, Xstrata has a magnesium re-cycling facility in North America and a forestry plantation in Chile.

[illegible]

[illegible]

Chairman's review

Dear Shareholder

The global economic downturn in this past year has had a profound effect on the demand for and price of commodities. The financial results of the Group reflect these difficult market conditions. However, the Group's ability to generate cash and income at the trough of the commodity cycle is testimony to the quality of its asset portfolio and the prudent management of its operations.

Chrome (-30 per cent.), zinc (-24 per cent.) and vanadium prices (-18 per cent.) all fell sharply in 2001. In the case of chrome, demand fell away to such an extent that production cutbacks were necessary. However, our cash costs of production were reduced to mitigate the loss in revenue.

In summary, operating earnings before effects of disposals and impairment decreased to USD 103.1 million (2000: USD 126.5 million). Cash provided by operating activities after working capital movements declined by 10.5 per cent. to USD 100.0 million (2000: USD 111.7 million). Net cash used in investing activities was USD 520.5 million compared to the previous year net inflow of USD 152.7 million. It is important to note the acquisition of Asturiana de Zinc SA for USD 453.6 million. Asturiana contributed USD 47.5 million to operating earnings for the last 8 months of the year.

The acquisition of Asturiana represents a development of the Group's strategy, providing both geographical and product diversification. Following the successful expansion of the San Juan de Nieva plant five months earlier than anticipated, Asturiana increased annual design production capacity from 340,000 tonnes to 460,000 tonnes of zinc metal. This consolidates Asturiana's position as one of the world's largest (in terms of capacity) and among the lowest cost producers of zinc metal in the world. Asturiana gives the Group a significant third metal business to complement its existing chrome and vanadium alloy operations.

In reviewing the Group's portfolio it has been decided - based on our current market view - to book an impairment charge of USD 45.5 million against the carrying value of the Windimurra vanadium operations in Western Australia.

Disposals of operations during 2001 included the Company's disposal of its coal interest in the United mine in Australia for USD 64.0 million and the forestry trading operations in Chile for USD 4.0 million. These disposals resulted in a book loss of USD 1.9 million.

Daniel Sauter and Jean Pierre Conrad resigned from the Group during the course of 2001. On behalf of the Board, I extend our gratitude for their able stewardship of our Group over these past few years. Mick Davis joined the Group as Chief Executive Officer on 1 October 2001 and Trevor Reid joined in January 2002 as Chief Financial Officer. The Board has every confidence that given their wealth of experience in this industry and impressive track records that Xstrata's future is in able hands.

PAGE 35 OF 225

Prospects

The Board has approved a strategy designed to build Xstrata into a diversified international natural resources group, which has a platform to seek value enhancing growth opportunities. Inherent in this strategy is the creation of a company which has critical mass, low cost operations, a focused management team and a diversified business.

However, the Board recognizes that this platform for growth has still to be created, to facilitate the pursuit of this strategy. In this context the acquisition of the Australian and South African coal assets of Glencore International AG by Xstrata, which was announced on 21 February 2002 is a crucial element of realising our vision. The purchase price of USD 2,500 million, subject to an agreed working capital adjustment, will be satisfied partly by cash and partly by shares, the cash portion being raised in the debt and equity markets. It is our judgement that the equity capital raising exercise is best done by a company which has its primary listing on the London Stock Exchange, where a number of the world's leading diversified mining companies are listed. This proposal is being put to shareholders at a general meeting on 19 March 2002.

Xstrata's Head Office will continue to be based in Zug, Switzerland and it will maintain its Swiss residence for tax purposes. Xstrata intends to apply for a secondary listing on the Swiss Stock Exchange and seeks to be included in the appropriate index.

An exciting era for our Group is about to dawn and I wish our new management team, under the leadership of Mick Davis, well in their endeavours to build a diversified international natural resources group and the potential to enhance value for all of its stakeholders.

Willy R. Strothotte
Chairman

Review of operations

Overview

The results of operations in 2001 reflect the difficult conditions prevailing in the markets in which the Company operates. Prices of ferrochrome, vanadium and zinc fell to historic lows during 2001. The effect of lower product prices was offset in part by the ongoing lowering of unit production costs and by the depreciation of the South African rand and Australian dollar against the United States dollar. During the year, the Company completed the acquisition of the Spanish zinc producer, Asturiana de Zinc SA ("Asturiana"). Asturiana is already making an important contribution to Group revenues and earnings. In the last quarter of 2001, the Company commenced the commissioning of its magnesium scrap recycling facility in Indiana, USA.

The slowdown among the major world economies during 2001 resulted in a contraction in industrial output in the United States, South East Asia and Europe. Coupled with the impact of rising manufacturing inventory levels, these conditions have dampened commodity demand and prices. Despite the uncertainty created in the wake of the events of 11 September 2001, management believe there are signs of incipient economic recovery in the major economies. Supported by substantial cutbacks being implemented by producers, this is expected to lead to reductions in inventory levels which should be reflected in modest price improvements for most commodity products in 2002.

For the year under review, the Group reported net earnings of USD 11.3 million (USD 1.95 per share) on revenue of USD 613.6 million compared with net earnings of USD 170.0 million (USD 29.46 per share) on revenue of USD 597.9 million in the previous year. Excluding the effect of disposals and a one-off provision taken against assets, the net earnings per share for 2001 was USD 10.16 per share against USD 17.52 per share for 2000.

The acquisition of Asturiana represents an important strategic development for the Group, providing both geographical and product diversification. Asturiana reported operating earnings of USD 47.5 million for the eight months ended 31 December 2001, despite a declining zinc price.

The expansion of the San Juan de Nieva plant five months ahead of schedule increases annual design production capacity from 340,000 tonnes to 460,000 tonnes of zinc metal and further strengthens the Group's position as one of the largest in terms of capacity and among the lowest cost producers of zinc metal in the world. It has given the Group a significant third metal business to complement its ferrochrome and vanadium operations.

Zinc prices declined by 24 per cent. in 2001, reflecting the contraction in world economic activity and decline in zinc consumption. Cutbacks and destocking by consumers led to a reduction in zinc consumption of 1.6 per cent. to 8.7 million tonnes in 2001. Throughout 2001, treatment charges declined, reflecting the global reduction of zinc concentrate stocks due to mine cutbacks.

More than 80 per cent. of world ferrochrome consumption is used in stainless steel production. Western world consumption of stainless steel decreased in 2001 and is estimated to have fallen by approximately 3 per cent. with consumption in the USA falling by approximately 13 per cent. Most ferrochrome producers at the start of this year were burdened with high inventories and, with lower demand for primary chrome units, prices have been under pressure.

To establish a better balance between supply and demand, major ferrochrome producers (including Xstrata) curtailed production in 2001 which is expected to improve the market balance.

Vanadium consumption is linked closely to world steel production, which declined slightly in 2001. However, the first half of that year also saw a rise in demand for higher vanadium steels. Despite this, the industry continues to suffer from overcapacity. With continuing oversupply, it is unsurprising that prices fell in the second half 2001 and it is expected to continue to impact the market significantly. Prices are expected to remain depressed.

Xstrata's vanadium operations continue to benefit from the offtake arrangement with Glencore International AG, which provided a guaranteed minimum price of USD 3.65 per pound for seven million pounds of vanadium pentoxide production in 2001. The depreciation of the South African rand has enabled the Group's South African operations to remain competitive even at current depressed prices. Following a review of the portfolio, an impairment charge of USD 45.5 million has been booked against the carrying value of the Windimurra vanadium operations in Western Australia.

The Group completed the construction of its magnesium scrap recycling facility in Indiana, USA, on schedule and within budget. The 25,000 tonnes per annum plant, which represented a capital investment of USD 31.3 million, will recycle scrap generated by the die-casting industry into high-purity magnesium alloys. Demand for such alloys is growing, driven by increased use in automotive applications.

Metals & Minerals

Zinc

- Integration in the Xstrata Group
- Improved results in spite of price collapse
- Expansion of capacity successfully commissioned in July 2001
- Production increases to record levels
- Jarofix process successfully commissioned

Markets

Zinc's main end-use markets, the construction and automobile industries, were affected in 2001 by the economic activity slowdown, cutbacks and de-stocking by consumers in the USA and other western world markets. Initial estimates point to a reduction in zinc metal consumption of about 1.6 per cent. worldwide to 8.7 million tonnes in 2001. The contraction in zinc demand took place mainly in the USA where zinc consumption is estimated to have decreased by 13 per cent.

Zinc prices weakened sharply during the year. The LME cash settlement price for zinc fell from an initial quotation of USD 1,012 per tonne at the start of the year, to a low of USD 738 per tonne in November, recovering slightly to end the year at USD 771 per tonne. The resulting average settlement price for the year was USD 887 per tonne compared to an average of USD 1,128 per tonne in the previous year, a decrease of 21 per cent.

Operations

The Group acquired an interest of over 95% in Asturiana in May 2001. The zinc business contributed USD 266.6 million to the Group's revenue and USD 47.5 million to operating earnings for the eight month period ended 31 December 2001. The drop in zinc prices was offset only partially by the 3 per cent. strengthening of the USD against the PTA. However, the impact was mitigated by the effect of the expansion of production capacity at the San Juan de Nieva plant which was successfully commissioned in July 2001, five months ahead of schedule and below budget. In parallel with the new 120,000 tonne expansion, Asturiana upgraded most sections of its existing 340,000 tonne per annum plant.

The plant produced 390,792 tonnes of zinc in 2001, 15 per cent. more than the previous year's output of 340,705 tonnes. Sulphuric acid production also increased by 14 per cent. to 584,426 tonnes.

The Hinojedo roasting plant processed almost 50,000 tonnes of zinc concentrates from the Reocín mine producing 28,229 tonnes of liquid sulphur dioxide. Zinc oxide continued to be the main product at the Arnao facilities. Production in 2001 was 13,677 tonnes, an increase of 23 per cent. over the previous year. Mine output at the Reocín mine was 1,152,002 tonnes of ore in 2001, 7 per cent. more than in the previous year.

During 2001, all of the additional zinc production was sold. Total zinc sales increased to 376,607 tonnes, an increase of 13.5 per cent. compared with 2000.

Sulphuric acid sales increased in 2001 by 18.9 per cent. to 535,671 tonnes sold. Sales of germanium increased from 4,901 kg in 2000 to 6,029 kg in 2001.

After 145 years of operation since it was opened in 1857, the Reocín mine is finally approaching the end of its life. Production is expected to continue until the middle of 2003 when economic reserves will become exhausted.

Outlook

With regard to zinc demand, there are reasons to be cautiously optimistic about a recovery, given management's improved expectations for an upturn in the US economy and the high correlation of zinc consumption with the level of economic activity, we feel confident that demand for zinc should pick up during 2002. However, a strong price rebound is not expected in the short term.

Zinc mine closures are expected to tighten the concentrates market, which might affect the level of negotiated treatment charges for 2002. However, a portion of the contracted feed for the smelter has treatment charges that had been fixed in previous years at better terms.

China's exports of zinc to the west are expected to decrease in the short term. Production growth is expected to be restrained by a lower availability of feed material while domestic metal consumption should continue growing at a fast pace, resulting in a reduction in their supply surplus. These factors should contribute to restoring the balance of zinc supply and demand in the western world market.

Ferrochrome

- Sales volumes for the year were disappointing and production curtailed accordingly
- Sound profitability maintained despite market prices dropping to historic lows
- Joint venture furnaces commissioned successfully

Markets

Western world ingot production of stainless steel, which accounts for more than 80 per cent. of ferrochrome consumption, decreased from 18.7 million tonnes in 2000 to approximately 18 million tonnes in the year 2001 – a decrease of 4 per cent. The USA was the worst performing market for stainless steel, with output down by over 16 per cent. High market prices for nickel encouraged stainless steel producers to maximise scrap usage, causing a reduction in demand for virgin ferrochrome units as nickel-containing scrap also contains approximately 18 per cent. chrome.

With most major ferrochrome producers still carrying excess stock and demand for chrome units for stainless steel reduced, prices came under severe pressure. The weakening rand allowed South African producers to compete at lower price levels.

Operations

The chrome business contributed USD 257.7 million to Group revenue (2000: USD 419.3 million) and USD 66.2 million to operating earnings (2000: USD 114.9 million).

The ferrochrome operations consist of four chrome mines and sixteen submerged arc electric furnaces for the production of ferrochrome in the North West and Mpumalanga provinces of South Africa, two of which are operated in a joint venture with Samancor. The results of these operations reflect the adverse market conditions which prevailed during 2001. Sales volumes were some 19 per cent. lower than those achieved in 2000. Most of this reduction was experienced during the first half.

To avoid an increase in stock and capital employed, production of ferrochrome for the year was restricted to 860,600 tonnes, 25 per cent. less than the 2000 production and substantially less than the rated production capacity of the ferrochrome division, which now totals 1.3 million tonnes per annum. During the year, four furnaces were idled and the two furnaces taken out of production at the end of 2000 have not been recommissioned. Despite the increased overhead costs per unit, production costs were well contained in United States dollar terms also reflecting the continuing weakening of the South African rand against the United States dollar.

Production of saleable ore at the Group's chrome mines for the year totalled 1.5 million tonnes against the 1.9 million tonnes produced in 2000. The mines supplied more than 74 per cent. of the ore feed required by the Group's ferrochrome smelters. The balance was purchased from local third parties, the bulk of which was obtained from platinum mines in the form of chrome bearing tailings. Compared to the more traditional chrome ore feeds, these tailings, when combined with the Group's agglomeration technology, continue to provide a competitive source of chromium units for the production of ferrochrome.

Outlook

Most major ferrochrome producers made significant production cutbacks in 2001 and producer stocks have reduced to near normal levels. With nickel prices forecast to remain at around the USD 6,000 per tonne level, scrap availability in 2002 should be similar to 2001 (approximately 4.7 million tonnes).

The fundamentals for stainless steel remain good which it is hoped will lead to a recovery in ferrochrome prices and volumes.

Vanadium

- Continued oversupply preventing a recovery of market prices
- An increased emphasis on ferrovanadium as opposed to vanadium pentoxide sales

Markets

The consumption of vanadium is dependent on crude steel production, as well as the intensity of vanadium usage in the steel production process. The year 2001 saw a slight overall decline in the total world steel production when compared to 2000. Fortunately for the Company, the early part of 2001 saw a substantial increase in the demand for higher vanadium-bearing steels, resulting in an overall increase in demand for vanadium during 2001. During the second half of the year however, demand for vanadium units was substantially lower than in the first half and this is also reflected in the price trend.

The ferrovanadium market price started the year at just below USD 8.00 per kg and increased to just more than USD 8.50 per kg in the second quarter. It ended the year at a record low of USD 6.30 per kg, which better reflected the market supply/demand balance and inventory overhang.

Vanadium producers continued to be under pressure during the course of this year. The vanadium pentoxide market price was around USD 1.40 per pound at the start of the year, firmed slightly during the second quarter but softened gradually during the remainder of the year to end around the USD 1.10 level.

Operations

The vanadium business contributed USD 63.5 million to Group revenue (2000: USD 68.5 million) and USD 3.9 million (2000: USD 20.6 million) to operating earnings before impairment of asset provisions.

The South African operations were protected from the full effect of the market by the price protection at USD 3.65 per pound they enjoyed from Glencore for seven million pounds of their 2001 production. This represented approximately 22 per cent. of all equivalent sales volumes. The average price realised during the year was therefore again slightly higher than published market prices. This arrangement will continue until the end of 2002 and will allow Xstrata some flexibility in its production planning.

Unit production costs in South African rand terms declined by more than 20 per cent., while the weakening of the rand against the USD resulted in average USD costs dropping by more than 35 per cent. The Windimurra mine in Western Australia continued to improve its performance and produced 10.5 million pounds in 2001, against the 6.0 million pounds produced in 2000 during the ramp up phase but at the end of 2001 took steps to reduce costs and vanadium pentoxide production. Following a review, it has been decided to adjust the carrying value of Windimurra to USD 28.0 million through an impairment provision of USD 45.5 million.

Total vanadium pentoxide production for the year totalled 38.9 million pounds, which represents an increase of 37 per cent. over 2000. Ferrovanadium production for the year was 6,118 tonnes, a fivefold increase over the quantity produced in 2000. The ferrovanadium plant improved its performance consistently during the year and has proved that it is able to exceed its design capacity of 6,000 tonnes per year by at least 10 per cent.

Outlook

There is still a large imbalance in the market with supply far exceeding the demand for vanadium units. It is not expected that market prices will increase dramatically from current levels until a material reduction in supply takes place. It is expected that the higher cost producers may not be able to sustain production in the short to medium term.

Magnesium business unit

- Construction completed on schedule and within budget
- Lower growth in 2001 results in reduced expected scrap availability in 2002
- First commercial production to the markets

As new applications utilising magnesium are introduced and the corresponding penetration of these applications across vehicle lines occurs, the generation of Class I scrap magnesium is growing, thus providing the catalyst for the development of the magnesium scrap recycling industry.

The construction of both of the recycling lines at the Anderson, Indiana, magnesium recycling facility has been completed on schedule and within budget. Hot commissioning of the first line was completed during 2001 and the first commercial grade production recorded in November 2001.

Xstrata Magnesium's plant will initially process two different types of magnesium scrap; Class I magnesium alloy scrap (clean, production scrap) and Class II magnesium alloy scrap (commonly known as post consumer scrap).

Xstrata Magnesium plans to provide tolling services for primary magnesium producers as well as die casters. The balance of Xstata Magnesium's business will be on a buy/sell basis where scrap will be processed into magnesium ingot for resale to die casters and other end users.

Indications are that there was an increase in the intensity of use of magnesium in the US automotive industry in 2001 which was partly offset by a decline in car sales. The outlook for 2002 is that intensity of use of magnesium in the automotive industry will continue to increase due to new magnesium applications being introduced on vehicles, even if vehicle production remains flat.

Energy

In May 2001, the Company disposed of its interest in the United Coal Mine in New South Wales, Australia. The effective date of the disposal is 1 January 2001 and the results of the coal business unit are not included in the 31 December 2001 consolidated financial statements.

Forestry

On 1 July 2001, a management buy-out was completed between the management of the operating subsidiary, Forestal del Sur Ltda ("FDS"), and the Company. The management of FDS bought all trading activities and have entered into an agreement to manage Forestal los Lagos ("FLL"), a business which consists of a Eucaluyptus Globulus plantation that was retained by the Company.

As a result of the management buy-out of FDS, the results for the forestry operations were significantly lower than the previous year as FDS contributed almost 97 per cent. of total operating activities. The results for the year only include FDS trading activities up to 30 June 2001. Although the Company has reduced its exposure to the forestry market following the management buy-out of FDS, the outlook for the forestry operation for 2002 is subdued as woodchip and pulplog prices are expected to weaken further.

Recent developments

In February 2002 the Company entered into a merger agreement with Xstrata plc, a public limited company incorporated in England and Wales specifically for the purpose of the merger. It is anticipated that prior to completion of the merger, the Company will transfer the majority of its assets and liabilities to a wholly-owned subsidiary. Subject to the approval of the Company's shareholders at the general meeting to be held on 19 March 2002, all of the assets and liabilities of the Company will be transferred to Xstrata plc on completion of the merger. In consideration for this transfer, Xstrata plc will issue shares to the shareholders of the Company in proportion to their respective holdings.

In February 2002 the Company and Xstrata plc entered into an acquisition agreement with Glencore International AG. Pursuant to this agreement Xstrata plc agreed to purchase Glencore International AG's coal assets in Australia and South Africa for USD 2,500 million, subject to an agreed working capital adjustment. The purchase price is to be satisfied in part by cash and in part by shares. The cash part of the price will be funded by a facility of USD 2,000 million, a portion of which will be used to refinance existing debt, and from the proceeds of an offering of new ordinary shares in Xstrata plc. It is expected that Xstrata plc will apply to have its ordinary shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

The acquisition agreement is subject to a number of conditions, including regulatory and third party consents.

PAGE 42 OF 224

Directors and Principal Officers

	Board of Directors
Chairman [2002]	*Willy R. Strothotte [57] *Chairman of Glencore International AG*
Deputy Chairman [2003]	Dr Reto F. Domeniconi [65]
Director [2003]	Robert MacDonnell [64] *General Partner of Kohlberg Kravis Roberts & Co*
Director [2004]	Dr Frederik Roux [54]
Director [2004]	David Issroff [36] *Executive, Glencore International AG*
Director [2003]	Paul Hazen [60] *Retired Chairman and CEO of Wells Fargo & Co.* *Deputy Chairman of Vodafone Group Plc*
	*Will stand for re-election at the forthcoming AGM.

	Principal Executive Officers
Chief Executive	Michael [Mick] L. Davis [44]
Chief Financial Officer	Trevor L. Reid [41]
Executive Director	Santiago Zaldumbide [59]
Group Controller	Brian K. Azzopardi [34]
Chief Legal Counsel	Benny S. Levene [37]
Business Development	Gavin Foley [45]

	Principal Executive Officers of Group Companies
Executive Chairman	Santiago Zaldumbide [59] *Asturiana de Zinc S.A., Madrid, Spain*
Executive Chairman	Petrus Johannes Nienaber [52] *Xstrata South Africa (Pty) Ltd, Rustenburg, South Africa*
Chief Executive	Jan Guy [43] *Xstrata Magnesium Corporation, Anderson, USA*
Chief Executive	José Rafael Campino [49] *Forestal Los Lagos, Santiago, Chile*

Consolidated financial statements

Accounting policies

Basis of preparation

Xstrata AG (the "Company", or together with subsidiaries, the "Group") prepares consolidated financial statements in accordance with standards issued by the International Accounting Standards Board (IASB), interpretations issued by the Standing Interpretations Committee of the IASB and Swiss legal requirements. These financial statements were approved by the Board of Directors on 19 February 2002.

The financial statements are prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The reporting currency of the Company is the United States dollar (USD) since its business is predominantly conducted in this currency.

For the year ended 31 December 2001, the Company adopted the following new/revised accounting standards as prescribed by the IASB: IAS 12 (revised 2000) Income Taxes, IAS 19 (revised 2000) Employee Benefits, IAS 39 (revised 2000) Financial Instruments: *Recognition and Measurement* and IAS 40 *Investment* Properties.

Principles of consolidation

Entities in which the Company both directly and indirectly controls more than 50 per cent. of the voting equity and is able to exercise control over operations are consolidated using the line-by-line method of consolidation. The equity method of accounting is used for those entities in which the Company has directly or indirectly significant influence and normally owns 20 per cent. to 50 per cent. of the voting equity. Entities in which the Company has less than 20 per cent. of the voting equity are accounted for at fair value. Investments in partnerships and joint ventures are accounted for under the proportionate consolidation method. All significant inter-company accounts and transactions are eliminated.

Foreign currency translation

The revenues and expenses of subsidiaries which report in foreign currencies are translated into USD at average exchange rates and the assets and liabilities are translated at year end exchange rates. Exchange differences on the translation of net assets of subsidiaries and investments in partnerships and joint ventures, less offsetting exchange differences on foreign currency loans financing these assets, are recorded in a separate component of shareholders' equity.

Foreign currency transactions in Group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities *denominated in foreign currencies, are recognised in* the income statement as a component of Other income/expense. Such balances are translated at the year end exchange rates.

The following exchange rates were used:

Currency rates (1USD)	31 Dec 2001	Average 2001	31 Dec 2000	Average 2000
Australia dollars (AUD)	**1.9556**	**1.9352**	1.7984	1.7255
Chile pesos (CLP)	**654.79**	**637.57**	573.65	542.08
Euros (EUR)	**1.1301**	**1.1178**	1.0658	1.0860
Great Britain pounds (GBP)	**0.6875**	**0.6941**	0.6698	0.6596
South Africa rands (ZAR)	**12.0900**	**8.6249**	7.5550	6.9387
Swiss francs (CHF)	**1.6749**	**1.6884**	1.6199	1.6901

Cash and cash equivalents
Comprises cash on hand and in banks and short-term deposits.

Marketable securities
Marketable securities are stated at market value.

Inventories
Inventories are carried at the lower of cost or net realisable value. Cost is determined on a weighted average basis or using a first-in first-out (FIFO) basis and applying full absorption costing (cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity).

Property, plant and equipment
With the exception of freehold land which is stated at cost, items of property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the individual assets.

The estimated useful lives of the assets are as follows:

Plant and equipment	20 -30 years
Buildings	15 -25 years
Furniture and fixtures	10 -15 years
Other	3 -5 years

The carrying amounts of non-current assets are periodically reviewed to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing recoverable amounts for property, plant and equipment and investments in associates, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present value.

Costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves exist, in which case they are deferred.

Deferred costs include interest and financing costs relating to the construction of plant and equipment and operating costs net of revenues prior to the commencement of commercial production. Interest and financing costs are capitalised only for those projects for which funds have been borrowed.

Mineral properties and deferred costs are, upon commencement of production, amortised using the unit of production method based on the estimated life of the orebody to which they relate or are written off if the property is abandoned or when there is a permanent impairment in value.

Plantations are recorded at cost. Development expenditure, interest and financing costs relating to the development of the plantations are deferred and amortised upon commencement of commercial production, on a unit of production basis.

Provisions
Provisions are recognised when the Group has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle such obligation.

Government grants
Grants and subsidies from the government are recognised at fair value where there is reasonable assurance that the grant/subsidy will be received and all attaching conditions will be complied with.

Revenue recognition
Revenue is recognised when all significant risks and rewards of ownership of the asset sold are transferred.

Income tax
Provisions for current income tax are based on current year earnings and are calculated according to the laws and regulations in each applicable jurisdiction.

Deferred income tax is provided using the liability method and arises from temporary differences between the tax bases of assets and liabilities and their respective balance sheet carrying amounts. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax asset can be utilised.

Provision is made for potential withholding tax which will arise on the remittance of retained earnings of subsidiaries where there is a current intention to declare such earnings as dividends.

Derivative financial instruments

The Group is exposed to changes in currency exchange rates, commodity prices and interest rates in the course of business. Derivative transactions are entered into solely to hedge these risks and it is the Group's policy not to trade in derivative financial instruments.

For the purposes of hedge accounting, hedges are classified into fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability and cash flow hedges, which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to fair value hedges that meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognised immediately in the income statement.

In relation to cash flow hedges which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity through the statement of changes in equity and the ineffective portion is recognised in the income statement.

For hedges that do not qualify for special hedge accounting, any gains or losses arising from changes in the fair value of the hedged item and the hedging instrument are taken directly to the income statement for the period.

Pension and other post-retirement obligations

The Group operates a number of pension plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendation of independent qualified actuaries. The Group's contributions to its defined contribution pension plans are charged to the income statement in the year to which they relate. For its defined benefit plans, the Group recognises the estimated liability on an accrual basis over the estimated working life of the eligible participants.

Environmental protection, rehabilitation and closure costs

Expenditures related to environmental protection, reclamation and site restoration undertaken during operations are expensed as incurred. Costs to be incurred at or subsequent to the closing of an operation are estimated and charged against earnings over the estimated life of such operation.

Stock options

The Company has a stock option plan under which it grants options to purchase its shares to directors, eligible officers and key employees of the Group. The carrying cost incurred by the Company in connection with the options granted is considered to be personnel expense and is booked as incurred. The Company purchases from time to time its shares to hedge its exposure under the options granted. As shares are purchased, the amount of consideration paid is recognised as a charge to equity and reported in the balance sheet as treasury shares.

Reclassifications

Certain prior year items have been reclassified in order to conform with the current year presentation.

Consolidated income statement

For the year ended 31 December (USD 000)	Notes	2001	2000
Revenue		**613,603**	597,871
Cost of goods sold	4	**(474,482)**	(449,737)
Depreciation and amortisation		**(35,998)**	(21,658)
Operating earnings before effects of disposals and impairment		**103,123**	126,476
Disposal of operations	2	**(1,954)**	68,917
Impairment of assets	3	**(45,500)**	-
Operating earnings		**55,669**	195,393
Interest income		**2,136**	2,550
Interest expense		**(23,690)**	(14,068)
Other income	5	**5,857**	11,121
Other expense	6	**(16,068)**	(7,064)
Earning before tax and minority interest		**23,904**	187,932
Income tax	7	**(10,635)**	(17,951)
Earnings before minority interest		**13,269**	169,981
Minority interest	8	**(2,016)**	-
Net earnings		**11,253**	169,981
Adjusted earnings per share (USD)		**1.95**	29.46
Weighted average shares outstanding		**5,779,211**	5,769,547
Shares outstanding at year end		**5,779,957**	5,777,530

Consolidated balance sheet

At 31 December (USD 000)	Notes	2001	2000
Assets			
Current assets			
Cash and cash equivalents	9	**45,866**	44,736
Accounts receivable	10	**188,170**	133,174
Inventories	11	**144,768**	114,837
Total current assets		**378,804**	292,747
Non-current assets			
Investments	12	**55**	411
Property, plant and equipment	13	**771,680**	604,236
Intangible assets	14	**125,160**	5,365
Deferred tax assets	7	**17,611**	2,499
Other assets	15	**13,027**	4,513
Total non-current assets		**927,533**	617,024
Total assets		**1,306,337**	909,771
Liabilities and shareholders' equity			
Current liabilities			
Current borrowings	16	**80,343**	9,542
Accounts payable	17	**148,782**	107,334
Total current liabilities		**229,125**	116,876
Non-current liabilities			
Non-current borrowings	18	**421,990**	34,502
Deferred tax liabilities	7	**100,999**	112,176
Other liabilities	19, 20	**55,767**	6,020
Total non-current liabilities		**578,756**	152,698
Minority interest	8	**1,994**	41
Shareholders' equity			
Share capital		**41,569**	41,569
Additional paid-in capital		**293,882**	293,882
Treasury shares		**(22,941)**	(23,513)
Retained earnings		**517,473**	506,220
Net unrealised loss on financial instruments		**(13,627)**	-
Translation adjustment		**(319,894)**	(178,002)
Total shareholders' equity		**496,462**	640,156
Total liabilities & shareholders' equity		**1,306,337**	909,771

Consolidated cash flow statement

For the year ended 31 December (USD 000)	Notes	2001	2000
Operating activities			
Net earnings		**11,253**	169,981
Minority interest	8	**2,016**	-
Depreciation and amortisation		**35,998**	21,658
Loss/(gain) on disposal of operations	2	**1,954**	(68,917)
Impairment of assets	3	**45,500**	-
Provisions, deferred tax and other non-cash items		**14,402**	(20,901)
Cash flow before working capital movements		**111,123**	101,821
(Increase)/decrease in accounts receivable		**(3,893)**	2,698
Decrease/(increase) in inventories		**28,622**	(5,027)
(Decrease)/increase in accounts payable		**(35,830)**	12,220
Net cash provided by operating activities		**100,022**	111,712
Investing activities			
Capital expenditure		**(134,212)**	(56,132)
Disposal of operations	1	**67,281**	213,036
Acquisitions	1	**(453,583)**	(4,185)
Net cash (used in)/provided by investing activities		**(520,514)**	152,719
Financing activities			
Increase/(decrease) in current borrowings		**35,907**	(66,497)
Increase/(decrease) in non-current borrowings		**369,161**	(161,382)
(Purchases)/disposals of treasury shares, net		**(572)**	1,429
Net cash provided by/(used in) financing activities		**404,496**	(226,450)
Cash from acquired operations		**18,006**	-
Cash in group companies disposed		**(880)**	(1,031)
Net increase/(decrease) in cash and cash equivalents		**1,130**	36,950
Cash and cash equivalents at beginning of year		**44,736**	7,786
Cash and cash equivalents at end of year	9	**45,866**	44,736
Supplementary cash flow information			
Income tax paid, net		**11,802**	1,300
Interest paid, net		**20,305**	13,160

Consolidated statement of changes in equity

For the year ended 31 December (USD 000)	2001	2000
Share capital		
Balance at beginning of year	**41,569**	41,569
Balance at end of year	**41,569**	41,569
Additional paid-in capital		
Balance at beginning of year	**293,882**	293,819
Reclassifications	**-**	(1,110)
Other	**-**	1,173
Balance at end of year	**293,882**	293,882
Treasury shares		
Balance at beginning of year	**(23,513)**	(21,026)
Treasury shares	**572**	(2,487)
Balance at end of year	**(22,941)**	(23,513)
Retained earnings		
Balance at beginning of year	**506,220**	345,836
Net earnings	**11,253**	169,981
Changes in group companies	**-**	(11,063)
Reclassifications	**-**	1,110
Other	**-**	356
Balance at end of year	**517,473**	506,220
Net unrealised loss on financial instruments		
Balance at beginning of year	**-**	-
Net unrealised loss on adoption of IAS 39	**(9,979)**	-
Net movement on USD forward contracts	**(3,648)**	-
Balance at end of year	**(13,627)**	-
Translation adjustments		
Balance at beginning of year	**(178,002)**	(66,128)
Translation adjustments	**(141,892)**	(111,874)
Balance at end of year	**(319,894)**	(178,002)
Total shareholders' equity	**496,462**	640,156

PAGE 50 OF 224

Notes to the consolidated financial statements

1. Changes in group companies

In May 2001, the Company entered into an agreement with Glencore International AG (Glencore) to dispose its wholly owned subsidiaries Xstrata Coal Pty Ltd and Winarch Pty Ltd. Xstrata Coal Pty Ltd owns a 95 per cent. undivided beneficial interest in the United Joint Venture coal mine in New South Wales, Australia. Glencore is the manager of the United Joint Venture coal mine. In addition to buying the shares of the disposed entities, Glencore repaid all loans outstanding to the Company at the completion date. The aggregate consideration amounted to USD 64.0 million, equivalent to the net book value of the investment and loans adjusted for currency fluctuations. The results of the coal business unit are not consolidated for the year ended 31 December 2001 as the effective date of disposal was 1 January 2001.

Effective 3 May 2001, the Company through its wholly owned subsidiary Xstrata Spain SL, acquired 95.5 per cent. of the outstanding share capital of Asturiana de Zinc SA, a Spanish public company, for a total consideration of USD 453.6 million including capitalised cost. In December 2001, the Company acquired a further 2.8 per cent. by means of a de-listing offer of Asturiana de Zinc SA. It is anticipated that a merger process will be completed by mid March 2002 and Xstrata Spain SL will change its name and status to Asturiana de Zinc SA. The surplus of the purchase consideration over the fair value of net tangible assets acquired amounting to USD 112.1 million, was attributed to goodwill and is being amortised over twenty years.

On 1 July 2001 Xstrata Forestry AG was merged into Xstrata AG. Effective 1 July 2001 the Chilean forestry trading company Forestal del Sur Ltda was sold of for a net consideration of USD 4.0 million. The Company received USD 3.3 million in November 2001 and the balance of USD 0.7 million is due in October 2002. Pursuant to this transaction, Forestal Los Lagos SA, which owns the Eucalyptus plantation, is a fully owned subsidiary of Xstrata AG and constitutes the Group's only forestry interest.

The Company incorporated Xstrata Magnesium Corporation and Xstrata Magnesium AG on 6 July 2000 and 9 August 2000 respectively, in connection with the construction of a magnesium scrap recycling facility in the United States. Following the completion of the feasibility study, the Company approved a USD 31.3 million expenditure plan for the construction of the facility.

An agreement to convert the 40 per cent. interest in the Windimurra vanadium project owned by Precious Metals Australia Ltd (PMA), the joint venture partner, into a royalty was entered into in October 2000. As a result, the Group now owns 100 per cent. in the Windimurra vanadium project, and the 5 year call option held by PMA was cancelled. The effective date at which risk and rewards of ownership passed to Xstrata was 28 September 2000. In consideration for the 40 per cent. interest acquired, the Group paid AUD 7.7 million (USD 4.2 million) to PMA including stamp duty and other costs, and redeemed the loan granted to PMA amounting to AUD 23.1 million (USD 12.6 million) including interest due thereon. The aggregate consideration amounts to AUD 30.8 million (USD 16.8 million). The fair value of the proportionate share of net tangible assets acquired was AUD 50.0 million (USD 27.2 million). The arising deficit on acquisition was offset against the residual value of development costs and mining rights. PMA retains an economic benefit in the project through a royalty agreement which, provided certain conditions are met, entails an annual royalty payment equivalent to 15 per cent. of the project's earnings before interest and taxes.

On 7 June 2000 the Company entered into an agreement with Pecom Energia SA to dispose of its wholly-owned subsidiary Südelektra Argentina, which owns an undivided beneficial interest in the Santa Cruz I oil & gas fields in Argentina. The sale was made effective 1 January 2000. The aggregate consideration net of certain adjustments amounts to USD 118.4 million and was settled in September 2000. The results of Südelektra Argentina are not consolidated for the year ended 31 December 2000 as the effective disposal date was 1 January 2000.

On 31 March 2000, the Company entered into an agreement with Century Aluminum Corporation to dispose of its 23 per cent. undivided beneficial interest in the Mt Holly aluminium reduction facility. This interest was sold with effect 31 March 2000 for an aggregate consideration net of certain adjustments of USD 94.7 million. The results of the Mt Holly aluminium reduction facility have been consolidated up to 31 March 2000, the effective date of disposal.

2. Disposal of operations

The loss on disposal of discontinuing operations amounting to USD 1.9 million (2000: USD 68.9 million gain) relates to the sale of the Group's interest in the forestry trading and coal businesses.

The carrying amounts of the total assets and liabilities of the discontinuing operations as reflected in the balance sheet are as follows:

(USD 000)	31.12.01	31.12.00
Forestry trading business:		
Total assets	-	19,369
Total liabilities	-	(12,591)
Net assets	-	6,778
Coal:		
Total assets	-	47,564
Total liabilities	-	(7,702)
Net assets	-	39,862

The results of operations of the discontinuing operations as reflected in the income statement are as follows:

(USD 000)	2001	2000
Forestry trading business:		
Revenue	**23,814**	54,764
Expenses	**(21,624)**	(52,655)
Operating earnings before loss on disposal	**2,190**	2,109
Loss on disposal	**(1,782)**	-
Operating earnings	**408**	2,109
Other	**(593)**	(426)
Income tax charge	**(54)**	(185)
Net (loss)/ earnings	**(239)**	1,498

(USD 000)	2001	2000
Coal:		
Revenue	-	35,350
Expenses	-	(38,958)
Operating earnings before gain on disposal	-	(3,608)
Loss on disposal	(172)	-
Operating loss	(172)	(3,608)
Other	-	122
Income tax credit	-	306
Net loss	(172)	(3,180)

(USD 000)	2001	2000
Aluminium:		
Revenue	-	18,081
Expenses	-	(17,045)
Operating earnings before gain on disposal	-	1,036
Gain on disposal	-	128
Operating earnings	-	1,164
Other	-	(208)
Income tax charge	-	(15)
Net earnings	-	941

(USD 000)	2001	2000
Oil & Gas:		
Revenue	-	-
Expenses	-	-
Operating earnings before gain on disposal	-	-
Gain on disposal	-	68,789
Operating earnings	-	68,789
Other	-	-
Income tax charge	-	-
Net earnings	-	68,789

The net cash flows attributable to the discontinuing operations as reflected in the cash flow statement are as follows:

(USD 000)	2001	2000
Forestry trading business:		
Operating activities	(489)	1,543
Disposal of forestry trading business	3,381	-
Investing activities	(47)	62
Financing activities	1,059	(569)
Increase in cash and cash equivalents	**3,904**	1,036

(USD 000)	2001	2000
Coal:		
Operating activities	-	879
Disposal of coal assets	64,000	-
Investing activities	-	(1,274)
Financing activities	-	-
Increase/(decrease) in cash and cash equivalents	**64,000**	(395)

(USD 000)	2001	2000
Aluminium:		
Operating activities	-	492
Disposal of aluminium assets	-	94,669
Investing activities	-	(187)
Financing activities	-	(305)
Increase in cash and cash equivalents	-	94,669

(USD 000)	2001	2000
Oil & Gas:		
Operating activities	-	-
Disposal of oil & gas assets	-	118,367
Investing activities	-	-
Financing activities	-	-
Increase in cash and cash equivalents	-	118,367

3. Impairment of assets

(USD 000)	2001	2000
Impairment of assets	**45,500**	-

Due to depressed market conditions and operational difficulties, a provision of USD 45.5 million was recorded to reflect an impairment in the carrying value of the Windimurra vanadium plant in Australia. The fair value of the investment is very sensitive to the long term USD/AUD exchange rate and vanadium pentoxide price. Management has performed discounted cash flow (DCF) analysis using various assumptions for the main value drivers. Fair value was determined on the basis of a weighted combination of the resulting DCF valuations. A discount rate of 9 per cent. was used.

4. Personnel expenses

Cost of goods sold include USD 72.8 million (2000: USD 64.0 million) of personnel expenses.

5. Other income

(USD 000)	2001	2000
Income from securities	-	20
Other sundry income	**3,042**	5,284
Foreign exchange gain	**2,815**	5,817
Total	**5,857**	11,121

Foreign exchange gain, net includes an unrealised net gain of USD 0.1 million (2000: USD 4.3 million).

6. Other expense

(USD 000)	2001	2000
Foreign exchange loss	**10,820**	3,303
Other sundry expense	**5,248**	3,761
Total	**16,068**	7,064

The foreign exchange loss includes an unrealised loss of USD 7.2 million (2000: USD 2.7 million).

7. Income tax

The Company is incorporated in Switzerland but operates in various countries with different tax regimes. Furthermore, the Group's earnings before income tax provisions arise primarily outside of Switzerland. Consequently, the weighted average statutory tax rate may vary from period to period reflecting taxable earnings arising in different tax jurisdictions.

The income tax credit/(charge) is made up as follows:

(USD 000)	2001	2000
Current income tax	**(1,440)**	(12,979)
Deferred income tax	**(9,195)**	(4,972)
Total income tax charge	**(10,635)**	(17,951)

The statutory tax provision at the weighted average rate is generally calculated on the basis of pre-tax earnings or losses in each country and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the weighted average tax rate is reconciled as follows:

(USD 000)	2001		2000	
Statutory provision for income tax at weighted average rate	**(6,574)**	**(27.5%)**	(30,516)	(16.2%)
Permanent differences	**(4,061)**	**(17.0%)**	13,893	7.4%
Other	**–**	**–**	(1,328)	(0.7%)
Effective provision for income tax	**(10,635)**	**(44.5%)**	(17,951)	(9.5%)

The effective tax rates have been skewed by material gains and losses on disposal of operations and impairments of assets. If these items are excluded the effective tax rates are 14.9 per cent. for 2001 and 15.1 per cent. for 2000.

Deferred income tax assets and liabilities for 2001 and 2000 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured for tax purposes.

Temporary differences and carry forwards that give rise to deferred tax assets and liabilities include the following:

(USD 000)	2001 Deferred tax Assets	2001 Liabilities	2000 Deferred tax Assets	2000 Liabilities
Net operating loss carry forwards	**15,751**	**–**	2,499	–
Depreciation and amortisation				
Mineral properties	**–**	**(36,119)**	–	(64,998)
Other non-current assets	**1,860**	**(64,880)**	–	(47,178)
Total	**17,611**	**(100,999)**	2,499	(112,176)

Other deferred tax assets include a net provision for mine closure for the Reocín zinc mine, Spain.

8. Minority interest

(USD 000)	31.12.2001	31.12.2000
a) Balance sheet		
Puerto Panitao Ltda, Chile	-	41
Asturiana de Zinc SA, Spain	1,994	-
Total	1,994	41

(USD 000)	2001	2000
b) Income statement		
Puerto Panitao Ltda, Chile	-	-
Asturiana de Zinc SA, Spain	2,016	-
Total	2,016	-

9. Cash and cash equivalents

(USD 000)	31.12.2001	31.12.2000
Cash	16,458	7,474
Time deposits	29,408	37,262
Total	45,866	44,736

10. Accounts receivable

(USD 000)	31.12.2001	31.12.2000
Trade receivables other than from related party	112,709	97,235
Receivables, related party	26,786	22,022
Advances and deposits	508	987
Recoverable sales tax and prepaid income tax	22,660	7,648
Other receivables, prepayments and accrued income	32,076	5,303
Provision	(6,569)	(21)
Total	188,170	133,174

Other receivables include a Spanish government grant of USD 25.7 million in relation to the zinc plant expansion, *the majority of which was received in January 2002.*

11. Inventories

(USD 000)	31.12.2001	31.12.2000
Finished goods	77,069	81,217
Raw materials, spares and work in process	71,667	34,589
Provision	(3,968)	(969)
Total	144,768	114,837

12. Investments

(USD 000)	31.12.2001	31.12.2000
Mount Thorley Coal Loading Ltd, Australia (13.90%)	-	293
Newcastle Coal Shippers Pty Ltd, Australia (0.56%)	-	118
Companhia Paraibuna de Metais, Brazil (0.188%)	55	-
Total	55	411

13. Property, plant and equipment

Cost (USD 000)	Land and Plant	Mineral properties and Development expenditure	Plantation	Capital work in progress and Other	Total 2001
Beginning of period	340,478	297,094	21,228	59,120	**717,920**
Reclassifications	29,082	6,365	-	(35,085)	**362**
Additions	96,719	542	3,372	29,020	**129,653**
Change in Group Companies	*581,350*	*26,636*	-	*26,741*	***634,727***
Disposals	(2,572)	-	(1,206)	(1,123)	**(4,901)**
Impairment adjustments	(24,184)	(23,411)	(1,219)	-	**(48,814)**
Translation adjustments	(142,681)	(106,519)	(2,594)	(21,251)	**(273,045)**
End of period	**878,192**	**200,707**	**19,581**	**57,422**	**1,155,902**
Accumulated depreciation and amortisation					
Beginning of period	(74,420)	(26,192)	-	(13,072)	**(113,684)**
Reclassifications	-	-	-	(244)	**(244)**
Change in Group Companies	(253,093)	(25,651)	-	(13,829)	**(292,573)**
Depreciation and amortisation	(28,761)	(7,833)	-	(3,172)	**(39,766)**
Disposals	828	-	-	858	**1,686**
Impairment adjustments	870	819	-	-	**1,689**
Translation adjustments	38,879	13,066	-	6,725	**58,670**
End of period	**(315,697)**	**(45,791)**	**-**	**(22,734)**	**(384,222)**
Net book value at year end 2001	**562,495**	**154,916**	**19,581**	**34,688**	**771,680**
Net book value at year end 2000	266,058	270,902	21,228	46,048	604,236

Plantations, mineral properties and development expenditure, including capitalised interest of USD 0.8 million (2000: USD 6.9 million), is amortised based on the estimated life of reserves/plantation using the unit of production method. Land and Plant includes land amounting to USD 24.7 million (2000: USD 17.2 million).

14. Intangible assets

(USD 000)	Goodwill	Borrowing costs	Other	Total
Opening net book value	(27)	1,744	3,648	**5,365**
Additions	-	9,316	3,895	**13,211**
Changes in Group Companies	112,121	-	2,058	**114,179**
Reclassifications	-	-	(232)	**(232)**
Translation adjustments	(384)	-	(373)	**(757)**
Amortisation	(3,995)	(1,797)	(814)	**(6,606)**
Net book value at year end 2001	**107,715**	**9,263**	**8,182**	**125,160**
At 31 December 2001				
Cost	111,439	11,254	27,830	**150,523**
Accumulated amortisation	(3,724)	(1,991)	(19,648)	**(25,363)**
Net book value	**107,715**	**9,263**	**8,182**	**125,160**

Goodwill is amortised over 20 years whilst borrowing costs are amortised over the life of the financing facility. Other intangible assets comprise principally acquisition and development costs that are amortised over the commercial life of a project.

15. Other assets

(USD 000)	31.12.2001	31.12.2000
Loans to joint venture partners	-	2,424
Loans to third parties	5,313	1,534
Other	7,714	555
Total	**13,027**	4,513

Other includes funds due from the Reocín regional government, Spain for a discounted value of USD 7.0 million, payable upon the closure of the Reocín zinc mine.

16. Current borrowings

(USD 000)	31.12.2001	31.12.2000
Bank overdrafts and short-term debt	80,343	9,542
Total	**80,343**	9,542

The Group maintains various credit lines with a number of banks. Assets pledged as security in respect of these credit lines are disclosed in Note 21. USD current borrowings bear interest at a weighted average rate of 0.8 per cent. (2000: 0.8 per cent.) per annum above the borrowing base rate. ZAR current borrowings bear interest at South African prime rate that averaged 13.8 per cent. per annum during 2001 (2000: 14.6 per cent.). Total unused current credit lines at 31 December 2001 amounted to USD 120.8 million (31 December 2000: USD 150.6 million).

17. Accounts payable

(USD 000)	31.12.2001	31.12.2000
Trade payables other than with related party	92,160	70,703
Payables, related party	9,950	2,479
Other payables, accruals and provisions	43,997	19,774
Income tax	2,675	14,378
Total	**148,782**	107,334

18. Non-current borrowings

(USD 000)	31.12.2001	31.12.2000
Long-term debt	421,990	34,502
Total	**421,990**	34,502

Non-current borrowing at year-end fall due as follows:

(USD 000)		
2002	78,994	-
2003 – 2006	414,990	2,500
2007 and thereafter	7,000	32,002
Total	**500,984**	34,502
Less current portion of long-term debt	78,994	-
Total	**421,990**	34,502

On 12 April 2001, the Company entered into a EUR 600 million term loan and revolving credit facility comprising a EUR 250 million term loan tranche with a one year repayment grace period and 5 equal semi-annual repayments thereafter, and EUR 350 million revolving credit tranche with a 4 year maturity.

The proceeds of the term loan and revolving credit facility were used to finance the acquisition of Asturiana de Zinc SA and for general corporate purposes. The new facility requires the Company to meet certain financial and other covenants, including minimum tangible net worth and interest cover ratios. During the first year, the borrowing margin has been fixed at 150 basis points above EURIBOR or LIBOR. Thereafter, interest is payable based on EURIBOR or LIBOR plus a margin ranging from 65 to 125 basis points, depending on certain financial covenants. The USD 300 million multicurrency revolving credit facility concluded on 5 July 2000 was cancelled.

Total unused non-current credit lines at 31 December 2001 and 31 December 2000 amounted to USD 56.4 million and USD 302.5 million, respectively.

Assets pledged as a security for non-current borrowings are disclosed in Note 21.

19. Other liabilities and provisions

(USD 000)	31.12.2001	31.12.2000
Pension and post retirement benefits	**18,754**	4,853
Provisions	**16,021**	872
Other	**20,992**	295
Total	**55,767**	6,020

Other liabilities mainly comprise an obligation for the purchase of mining rights in South Africa.

20. Provisions

(USD 000)	Restructuring	Other	Total 2001
Beginning of period	–	872	**872**
Changes in Group companies	(40)	15,270	**15,230**
Translation adjustments	100	(312)	**(212)**
Additional provisions	–	246	**246**
Amounts used	–	(115)	**(115)**
End of period	**60**	**15,961**	**16,021**

Other provisions mainly relate to the Reocin zinc mine, Spain, to cover mine closure and land restoration costs.

21. Assets pledged

(USD 000)	31.12.2001	31.12.2000
a) Current borrowings		
Total assets pledged	**–**	10,821
Total current borrowings secured	**–**	7,015
b) Non-current borrowings		
Total assets pledged	**14,699**	16,274
Total non-current borrowings secured	**12,000**	12,000

22. Financial instruments

Financial risk management and policies

The Company is exposed to market risk and uses derivative financial instruments in connection with its risk management activities. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

The Group produces and sells its products in several countries and, as a result, is exposed to movements in foreign currency exchange rates. From time to time the Group uses forward exchange contracts to hedge future transactions and cash flows on identifiable foreign currency exposures.

Commodity price risk

For a three year period ending 31 December 2000, Xstrata entered into an offtake agreement with its marketing agent for all its South African vanadium pentoxide production at a fixed price of USD 3.50 per pound. Any surplus arising between the fixed price and the delivered customer price is shared between the company and its agent. With effect from 1 January 2000, the offtake agreement was restructured in such a way that half of the vanadium offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at the fixed price incremented by an interest element (USD 3.65 per pound and USD 3.80 per pound, respectively).

The Group makes use of zinc futures contracts on the London Metal Exchange to hedge against the risk of zinc price movements. The Group is exposed to zinc price movements in respect of:

(i) zinc concentrate inventories and zinc in-circuit up to the point of sale; and

(ii) own production of concentrate (Reocín mine) and discounts obtained on purchases of concentrates and free zinc units.

Credit risk

The Group is exposed to credit risk in respect of trade receivables. Given the geographical and industry spread of the Group's customers, credit risk is believed to be limited.

Derivative financial instruments

On 1 January 2001, the Company adopted IAS 39, *Financial Instruments: Recognition and Measurement*. The Standard requires the Company to recognise all derivatives on the balance sheet at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through the income statement. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities, or firm commitments through earnings or recognised in a separate component of equity until the hedged item is recognised in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognised in earnings.

The fair value of derivative financial instruments included in the balance sheet are as follows:

(USD 000)	31.12.2001
Derivatives held as cash flow hedges:	
Forward exchange contracts (other current provisions)	**7,399**
Forward exchange contracts (other non-current liabilities)	**5,472**
Derivatives held as fair value hedges:	
Zinc futures contracts (other current receivables)	**7,143**

Cash flow hedges

The Group uses forward exchange contracts to hedge future transactions and cash flows on identifiable foreign currency exposures. As at 31 December 2001, the Group had entered into several USD/EUR forward exchange contracts to hedge its USD-denominated expenditure incurred in the normal course of business. The estimated deferred gains or losses on the open forward contracts have been determined based on pertinent market information available as at 31 December 2001. The contractual exchange rates of these contracts are as follows:

(USD 000)	Average exchange rates EUR/USD	Forward contract values
3 months or less	0.9939	60,000
Over 3 months to 6 months	1.1389	60,000
Over 6 months to 12 months	1.1823	5,000
Over 12 months to 24 months	1.0451	65,000

23. Future commitments

The Group has contractual commitments for future capital expenditure in the amount of USD 3.3 million (2000: USD 16.2 million).

24. Operating lease arrangements

(USD 000)	**2001**	2000
Lease payments included in operating earnings	**340**	89

At balance sheet date, the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

(USD 000)	**31.12.2001**	31.12.2000
Not later than one year	**425**	89
Later than one year and not later than five years	**6,104**	765
Later than five years	**2,600**	-

Operating lease payments represent rentals payable by the Group for mobile and office equipment.

25. Contingent liabilities

On 3 August 2001, a claim was filed but not yet served by Fluor Daniel Pty Ltd against Xstrata Windimurra Pty Ltd and Precious Metals Australia Limited seeking payment of AUD 6.9 million for variations carried out under an engineering services agreement. A counter claim was subsequently filed by Xstrata Windimurra Pty Ltd and Precious Metals Australia Limited against Fluor Daniel Pty Ltd in amount of AUD 3.0 million for its failure to perform the obligations under that agreement. A settlement offer of AUD 1.5 million has been made to Fluor Daniel Pty Ltd. That offer remains open for acceptance. Precious Metals Australia Limited ceased to be a joint venture participant from 28 September 2000 but remains liable for 40 per cent. of claims made under the dispute.

In connection with the expansion at the San Juan de Nieva plant, the Company has issued bank guarantees for the amount of EUR 39.0 million (USD 34.5 million). The bank guarantees have been issued in respect of grants received from regional and federal authorities. The guarantees will be released once the authorities are satisfied that the Group has met all its obligations in connection with the receipt of the grants.

The Group has contractual obligations for various expenditures such as royalties, exploration and development. Such expenditures accrue when the related revenue is earned in the ordinary course of business. No other contingent liability warrants disclosure at 31 December 2001 and 2000.

26. Post retirement benefits

Pension and provident funds - defined contribution plans

The Group operates various defined contribution pension plans covering substantially all current employees. All pension plans are fully funded and the assets are held separately from those of the Group, being generally invested with insurance companies and regulated by local legislation.

In general, the pension plans provide benefits to participants at retirement or other life contingencies. The benefits vary from severance payments to retirement pensions on termination of employment. On retirement or other legitimate life contingency, the employees are eligible to a severance lump sum payment or an annuity equal to their share of the fund.

Contributions to the funds are made by the Group and, in some cases, jointly by employees, based on a fixed percentage of the basic annual salary ranging from 10 per cent. to 20 per cent. Payments under the pension plan schemes are recognised as an expense for each respective year. Such expenses for 2001 amounted to USD 11.8 million (2000: USD 5.4 million).

Pension and provident funds - defined benefit plans

Spain

The Group operates a defined benefit plan for entitled retired employees. No individuals were added to the plan during 2001 nor will any be added in future years. During 2001, no contributions were made to the plan.

Benefits are provided for retired personnel that consists of a life-long post retirement pension where 50 per cent. is payable to the spouse upon the death of the retired employee. The future commitments under this plan were fully provided for according to an actuarial study conducted as at 31 December 2001. The retired personnel at this date amounted to 349 individuals with an average age of 72 years old.

The Spanish Law 14/2000 of 29 December 2000 on Tax, Administration and Social Measures has set 16 November 2002 as the deadline for the externalisation of pension commitments assumed by companies with respect to their employees (either through insurance contracts or the formalisation of pension plans), in accordance with the stipulations of Law 30/1995 on Private Insurance. The same rule also establishes the maximum periods for amortisation of the deficit, based on the way in which the externalisation of these commitments has been instrumented. This process is not foreseen to give rise to further liabilities in addition to those already recorded.

(USD 000)	31.12.2001
Balance at beginning of year	-
Changes in group companies	**17,732**
Increase in provision charged to income statement	**701**
Payments made	**(1,604)**
Translation adjustments	**(34)**
Balance at end of year	**16,795**

Key assumptions used:	
Inflation rate	**2%**
Interest rate	**5%**
Mortality tables	**Spanish PERM/F-2000**

South Africa

The Group operates a defined benefit plan for entitled retired employees. No individuals were added to the plan during 2001 nor will any be added in future years. During 2001, no contributions were made to the plan.

The pension costs are determined with the advice of independent qualified actuaries on the basis of triennial valuations using the projected unit credit method with the most recent valuations conducted as at 31 December 1999 by a qualified independent actuary detailed as follows:

(USD 000)	31.12.1999
Market value of scheme's assets	5,512
Present value of retirement benefits	(3,187)
Surplus	2,325

Key assumptions used:	
Rate of return on scheme's assets	14.0%
Rate of salary increases	11.5%
Rate of pension increases	9.1%

The scheme's assets and liabilities are not included in the Group balance sheet at 31 December 2001 as the fund is in the process of being transferred to a third party insurance company and there is a surplus of assets which will be allocated to the members.

Medical aid benefits

The Group provides post-retirement medical aid benefits for a number of its employees in South Africa. The Group recognises the estimated liability on an accrual basis over the working life of the eligible employees. Entitlement to these benefits was dependent upon the employee remaining in service until retirement age but for members retiring on or after 1 January 2002 will cease to receive any subsidy towards medical aid contributions. At 31 December 2001 the fund had 54 members with an average age of 58 years old.

The accumulated post-retirement medical aid obligations and the annual cost of these benefits were determined by independent actuaries as at 31 December 2001. The assumptions used include estimates of life expectancy and long-term estimates of the increases in medical costs, appropriate discount rates and the level of claims based on the Group's past experience. Actuarial valuations will be conducted every three years at which time any surplus or shortfall will be adjusted through the income statement. Between actuarial valuations, the provision will be adjusted in accordance with rates supplied by the actuaries.

Balance sheet (USD 000)	**31.12.2001**	31.12.2000
Other non-current liabilities	**1,929**	2,597

Key assumptions used:	
Health care cost inflation	**9.0%**
Discount rate	**11.0%**

27. Jointly controlled entities

The following amounts represent the Group's share of the assets and liabilities and operating earnings/(loss) of the proportionate consolidated investments:

Balance sheet (USD 000)	**31.12.2001**	31.12.2000
Current assets	–	5,153
Non-current assets	–	42,411
Current liabilities	–	5,851
Non-current liabilities	–	1,851
Net asset value	–	39,862

Income statement (USD 000)	**31.12.2001**	31.12.2000
Operating (loss)/earnings	–	(3,608)

28. Related party transactions

(USD 000)		**2001**	2000
Sales	FeV, V2O5, Zinc	**147,958**	67,384
Purchases	Char, Coke, Zinc Concentrate	**30,293**	32,063
Interest expense		**615**	596
Agency fees expense		**10,177**	18,343
Service fee and other expense		**2,770**	2,692

Some of the Company's operating subsidiaries have entered into long term agency agreements with Glencore International AG (Glencore) and/or its subsidiaries under which Glencore provides marketing services in exchange for an agency fee. Agency fees are negotiated on arms' length terms and range from 3.5 per cent. to 5 per cent. of the free on board sales revenue. Glencore acts as collecting agent and also assumes 60 per cent. of the non-payment risk of the Group's ferrochrome trade receivables.

In December 1997, Xstrata Marketing Corporation, a wholly owned subsidiary, entered into an offtake agreement with Glencore in connection with the acquisition of Rhoex and Vanadium Technology. Under this three year agreement, Glencore acts as the exclusive offtaker of the entire South African vanadium pentoxide and ferrovanadium production at a fixed price of USD 3.50 per pound of vanadium pentoxide and USD 16.80 per kilogram vanadium contained in ferrovanadium. Xstrata Marketing Corporation shares equally with Glencore any surplus arising between the fixed delivered price to Glencore and the delivered customer price. With effect from 1 January 2000, the offtake agreement was restructured in such a way that half of the vanadium offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at USD 3.65 per pound and USD 3.80 per pound respectively.

The Company has also entered into a management service agreement with Glencore. Fees under these agreements are determined annually and approved by the Board of the Company. Aggregate fees incurred under such agreement during 2001 amounted to USD 1.6 million (2000: USD 1.8 million). This agreement has been cancelled effective 1 January 2002.

29. Stock option incentive plan and Board of Directors' remuneration

The Company grants stock options on its shares to its officers and key employees to align the interests of the management with the interests of shareholders. Under the rules of the Xstrata Group Management and Employee Share Incentive Scheme (Scheme), eligible participants are required to purchase Company shares at market prices which shares remain blocked during a two year vesting period. The Company then allocates options in proportion to shares purchased. The stock options have a two year vesting period followed by a three year exercise period. The Company issued an aggregate of 90,000 series 2002 options. The 2002 series options are valid until 31 January 2007 and vest on 31 January 2004. The 2001 series options are valid until 31 January 2006 and vest on 31 January 2003. 2000 Series options are valid until 31 January 2005 and vested on 31 January 2002. The 1998 series options are valid until 11 Septmber 2003 and vested 11 September 2000. There are no series 1999 options. Of the series 1998 options, no options were exercised during 2001.

Members of the Board of Directors are entitled to certain benefits as provided for by the Directors' Compensation Scheme under which the annual directors' fees are a function of the Group's net earnings. The directors have to take a minimum of 50 per cent. of the fees in shares, stock options, or a combination thereof, with the balance in cash. As at the date of issuing the annual report the Directors' Compensation Scheme was yet to finalise the amount of shares available for purchase and options to be issued. The Series 1997 options are valid until 4 September 2002 and vested on 4 September 1999. The Series 1999 and 2000 options are valid until 31 January 2004 and 31 January 2005, respectively. These options vested on 16 March 2001 and 31 January 2002 respectively. Of the series 1997 and 1999 options, no options were exercised during 2001.

As at 31 December 2001, the Company held 120,043 shares (2000: 122,470 shares) to hedge its exposure under these stock option plans. These shares are disclosed as Treasury shares in Shareholders' equity.

30. Share capital

At the Extraordinary General Meeting of Shareholders on 6 March 2001, approval to increase the authorized share capital of CHF 29,500,000 par value was granted to the Board of Directors. The Board of Directors is authorized to increase the share capital until 5 March 2003 by issuing 2,950,000 bearer shares with a par value of CHF 10.00 each to be fully paid up. Increases in partial amounts are permitted. The Board of Directors will determine the applicable issuing price, the type of contributions to be made for the new shares and the time as from which the new shares give right to dividends. The shares are intended for placement with the existing shareholders, however under certain conditions, the Board of Director is entitled to exclude the subscription rights of the shareholders for up to 10 per cent. of the shares issued, as of the date of the capital issuance.

31. Subsequent events

In February 2002 the Company entered into a merger agreement with Xstrata plc, a public limited company incorporated in England and Wales specifically for the purpose of the merger. It is anticipated that prior to completion of the merger, the Company will transfer the majority of its assets and liabilities to a wholly-owned subsidiary. Subject to the approval of the Company's shareholders at the general meeting to be held on 19 March 2002, all of the assets and liabilities of the Company will be transferred to Xstrata plc on completion of the merger. In consideration for this transfer, Xstrata plc will issue shares to the shareholders of the Company in proportion to their respective holdings.

In February 2002 the Company and Xstrata plc entered into an acquisition agreement with Glencore International AG. Pursuant to this agreement Xstrata plc agreed to purchase Glencore International AG's coal assets in Australia and South Africa for USD 2,500 million, subject to an agreed working capital adjustment. The purchase price is to be satisfied in part by cash and in part by shares. The cash part of the price will be funded by a facility of USD 2,000 million, a portion of which will be used to refinance existing debt, and from the proceeds of an offering of new ordinary shares in Xstrata plc. It is expected that Xstrata plc will apply to have its ordinary shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

The acquisition agreement is subject to a number of conditions, including regulatory and third party consents.

32. Segment information

	Metals & Minerals				Energy		Forestry		
2001 (USD 000)	Ferro Chrome	Vanadium	Zinc	Magnesium	Oil & Gas	Coal	Pulpwood	Other	Total
Revenue	257,659	63,498	266,634	25	-	-	25,787	-	**613,603**
Depreciation and amortisation	4,944	6,094	21,136	944	-	-	231	2,649	**35,998**
EBITDA	71,143	10,012	68,656	(4,085)	-	-	1,133	(7,738)	**139,121**
Operating earnings before disposal of operations and impairment of assets	66,199	3,918	47,520	(5,029)	-	-	902	(10,387)	**103,123**
Operating earnings	66,199	(41,582)	47,520	(5,029)	-	-	(880)	(10,559)	**55,669**
Net earnings	50,401	(43,351)	32,183	(3,445)	-	-	(1,362)	(23,173)	**11,253**
Capital expenditure	30,511	4,025	69,473	21,839	-	-	3,650	13,366	**142,864**
Property, plant and equipment	224,267	104,601	387,765	21,757	-	-	32,618	672	**771,680**
Capital employed	252,157	106,852	548,105	25,344	-	-	33,782	32,554	**998,794**
Total assets	361,490	139,859	708,044	28,097	-	-	35,201	33,646	**1,306,337**
Total liabilities	173,500	33,217	160,035	2,753	-	-	13,419	424,957	**807,881**
No. of Employees	3,341	670	1,301	38	-	-	13	14	**5,377**

	Metals & Minerals				Energy		Forestry		
2000 (USD 000)	Ferro Chrome	Vanadium	Aluminium	Magnesium	Oil & Gas	Coal	Pulpwood	Other	Total
Revenue	419,334	68,474	18,081	-	-	35,350	56,632	-	597,871
Depreciation and amortisation	10,205	5,559	1,230	-	-	3,344	445	875	21,658
EBITDA	125,149	26,120	2,266	-	-	(264)	2,818	(7,955)	148,134
Operating earnings before disposal of operations and impairment of assets	114,944	20,561	1,036	-	-	(3,608)	2,373	(8,830)	126,476
Operating earnings	114,944	20,561	1,164	-	68,789	(3,608)	2,373	(8,830)	195,393
Net earnings	91,355	23,220	941	-	68,789	(3,180)	2,106	(13,250)	169,981
Capital expenditure	27,562	15,797	-	2,581	-	1,044	6,300	2,848	56,132
Property, plant and equipment	317,964	207,389	-	870	-	37,967	39,368	678	604,236
Capital employed	363,515	206,213	-	3,725	-	39,862	50,538	20,387	684,240
Total assets	522,737	251,571	-	4,127	-	47,564	57,426	26,346	909,771
Total liabilities	183,401	46,100	-	402	-	7,702	25,916	6,053	269,574
No. of Employees	3,116	641	-	2	-	147	79	15	4,000

32. Segment information (continued)

Revenue by customer location

2001

(USD 000)	Americas	Africa	Europe	Australasia	**Total**
Ferrochrome	20,485	11,332	144,136	81,706	**257,659**
Vanadium	11,860	3	42,197	9,438	**63,498**
Zinc	2,651	5,257	258,221	505	**266,634**
Magnesium	25	-	-	-	**25**
Pulpwood	6,235	-	5,588	13,964	**25,787**
Total	**41,256**	**16,592**	**450,142**	**105,613**	**613,603**

2000

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	99,131	8,535	186,247	125,421	419,334
Vanadium	8,085	-	44,791	15,598	68,474
Aluminium	18,081	-	-	-	18,081
Coal	-	-	155	35,195	35,350
Pulpwood	11,499	-	7,674	37,459	56,632
Total	136,796	8,535	238,867	213,673	597,871

Total assets

2001

(USD 000)	Americas	Africa	Europe	Australasia	**Total**
Ferrochrome	-	361,490	-	-	**361,490**
Vanadium	-	103,888	-	35,971	**139,859**
Magnesium	28,097	-	-	-	**28,097**
Zinc	-	-	708,044	-	**708,044**
Pulpwood	35,201	-	-	-	**35,201**
Other	-	-	33,646	-	**33,646**
Total	**63,298**	**465,378**	**741,690**	**35,971**	**1,306,337**

2000

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	-	522,737	-	-	522,737
Vanadium	-	167,913	-	83,658	251,571
Magnesium	4,127	-	-	-	4,127
Coal	-	-	-	47,564	47,564
Pulpwood	57,426	-	-	-	57,426
Other	-	-	26,346	-	26,346
Total	61,553	690,650	26,346	131,222	909,771

32. Segment information (continued)

Capital expenditure

2001

(USD 000)	Americas	Africa	Europe	Australasia	**Total**
Ferrochrome	-	30,511	-	-	**30,511**
Vanadium	-	1,630	-	2,395	**4,025**
Magnesium	21,839	-	-	-	**21,839**
Zinc	-	-	69,473	-	**69,473**
Pulpwood	3,650	-	-	-	**3,650**
Other	-	-	13,366	-	**13,366**
Total	**25,489**	**32,141**	**82,839**	**2,395**	**142,864**

2000

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	-	27,562	-	-	27,562
Vanadium	-	5,149	-	10,648	15,797
Magnesium	2,581	-	-	-	2,581
Coal	-	-	-	1,044	1,044
Pulpwood	6,300	-	-	-	6,300
Other	-	-	2,848	-	2,848
Total	8,881	32,711	2,848	11,692	56,132

33. Consolidated companies and interests

The more significant subsidiaries and associated undertakings of the Group at 31 December 2001 and the Group percentage of equity capital are set out below:

Entity	Consolidation method	Currency	Capital	% interest
Xstrata AG, Switzerland		CHF	59,000,000	
Metals & Minerals				
Xstrata South Africa (Pty) Ltd, South Africa	FULL	ZAR	413.5	100.0
Xstrata Zinc BV, Holland	FULL	EUR	20,000	100.0
Xstrata Spain S.L., Spain	FULL	EUR	4,000	100.0
Asturiana de Zinc S.A., Spain	FULL	EUR	127,027,000	98.3
Xstrata Vanadium Pty Ltd, Australia	FULL	AUD	1	100.0
Xstrata Windimurra Pty Ltd, Australia	FULL	AUD	1	100.0
Xstrata Magnesium AG, Switzerland	FULL	CHF	100,000	100.0
Xstrata Magnesium Corp., USA	FULL	USD	300	100.0
Forestry				
Forestal Los Lagos SA, Chile	FULL	CLP	12,453,370,556	100.0
Other				
Xstrata Marketing Corporation A.V.V., Aruba	FULL	USD	1	100.0
Xstrata Capital Corp. A.V.V., Aruba	FULL	USD	6,000	100.0

Report of the Group Auditors

Report of the Group Auditors to the General Meeting of Xstrata AG, Zug

As auditors of the group, we have audited the consolidated financial statements (income statement, balance sheet, cash flow statement, statement of changes in equity and notes / pages 10 to 34) of Xstrata AG for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Accounting Standards (IAS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Zurich, 19 February 2002

Ernst & Young Ltd

H.P. Rudolf

Hans-Peter Rudolf
Certified Public Accountant
(in charge of the audit)

Reto Hofer
Certified Accountant

Company financial statements

Company income statement

For the year ended 31 December (CHF 000)	Notes	2001	2000
Income			
Dividends and other income from group companies	1	**66,150**	66,640
Interest income	1	**1,436**	3,142
Other		**0**	847
Gain on disposal of subsidiary		**13,538**	0
Total income		**81,124**	70,629
Expenses			
Interest expense and bank charges		**27,179**	9,298
Depreciation/Amortisation		**4,274**	1,479
Administrative expense	1	**134,849**	12,758
Foreign exchange (gain)/loss		**(37,210)**	3,490
Total expenses		**129,092**	27,025
Net (loss)/earnings		**(47,968)**	43,604

PAGE 70 OF 224

Company balance sheet

At 31 December (CHF 000)	Notes	2001	2000
Assets			
Current assets			
Cash and cash equivalents		**21,891**	31,409
Receivables			
– From related party		**-**	524
– Account receivables third parties		**262**	479
Prepaid expenses		**1,369**	172
Total current assets		**23,522**	32,584
Non-current assets			
Investments	2	**1,586,511**	772,325
Loans to group companies	3	**100,002**	202,207
Loans to third parties		**1,208**	496
Intangible assets		**18,376**	5,362
Fixed assets		**781**	957
Treasury shares	4	**37,033**	38,136
Total non-current assets		**1,743,911**	1,019,483
Total assets		**1,767,433**	1,052,067
Liabilities and shareholders' equity			
Liabilities			
Bank borrowings	5	**764,241**	-
Payables		**245**	541
Due to group companies		**76,418**	76,919
Due to related party		**-**	1,361
Accrued liabilities		**6,252**	5,001
Total liabilities		**847,156**	83,822
Shareholders' equity			
Share capital		**59,000**	59,000
Legal reserve		**373,213**	372,110
Unrestricted reserve		**88,000**	88,000
Reserve for Treasury shares		**37,033**	38,136
Retained earnings, opening balance		**410,999**	367,395
Net (loss)/earnings		**(47,968)**	43,604
Total retained earnings	8	**363,031**	410,999
Total shareholders' equity		**920,277**	968,245
Total liabilities and shareholders' equity		**1,767,433**	1,052,067

Notes to the Company financial statements

1. Income and Expenses

The 2001 income from group companies comprised of dividends of CHF 64.9 million and commissions of CHF 1.2 million. The total interest income in 2001 does not include any interest income from group companies. Personnel expense for the year 2001 was CHF 5.9 million (2000: CHF 7.4 million). The increase in administrative expense is mainly due to the provisional impairment of the loan to Xstrata Windimurra Pty Ltd of CHF 97.2 million and the merger loss on Xstrata Forestry AG of CHF 26.4 million.

2. Investments

Changes in group companies and investments of the Company are shown in Note 1 and Note 33 of the *Consolidated Financial Statements.*

The increase in investments is mainly due to the "paid in surplus" to Xstrata Capital Corporation AVV.

3. *Loans to group companies*

The loans to group companies decreased to CHF 100 million (2000: CHF 202.2 million) mainly due to the disposal of Xstrata Coal Pty and to the provisional amortisation of the loan to Xstrata Windimurra Pty Ltd.

4. Treasury shares

During 2001, the Company decreased Treasury shares from CHF 38.1 million to CHF 37.0 million. (Refer to Note 29 of the Consolidated Financial Statements.)

The following table illustrates the movements in Treasury shares during 2001:

	Number of shares	CHF 000
Balance at beginning of period	122,470	38,136
Additions	4,169	1,810
Disposals	(6,596)	(2,913)
Balance at end of period	**120,043**	**37,033**

5. Bank borrowings

The increase in bank borrowings is due to the acquisition of the shares in Asturiana de Zinc SA. (see Note 18 to the Consolidated Financial Statements).

6. Available amount of capital increase

(CHF 000)	31.12.2001	31.12.2000
The available amount of the approved capital increase is:	**29,500**	0
The available amount of the conditional capital increase is:	**5,000**	5,000

7. Contingent Liabilities

Xstrata AG has issued a guarantee on behalf of Forestal los Lagos in the amount of CHF 20.3 million (USD 12.1 million).

8. Additional information

Significant shareholders:
Significant shareholders of the Company are listed on page 41 of the annual report.

Fire insurance value of fixed assets: (CHF 000)	31.12.2001	31.12.2000
	1,160	1,160

Proposed Appropriation of Retained Earnings

(CHF 000)	31.12.2001	31.12.2000
Retained earnings, opening balance	**410,999**	367,395
(Loss)/profit for the period	**(47,968)**	43,604
Total retained earnings	**363,031**	410,999
Proposed distribution	**-**	-
To be carried forward	**363,031**	410,999

The Board of Directors does not propose to pay any dividends for 2001 (2000: nil).

Report of the Statutory Auditors

Report of the Statutory Auditors to the General Meeting of Xstrata AG, Zug

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes / pages 36 to 39) of Xstrata AG for the year ended 31 December 2001.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Zurich, 13 February 2002

Ernst & Young Ltd

H.P. Rudolf

Hans-Peter Rudolf
Certified Public Accountant
(in charge of the audit)

Reto Hofer
Certified Accountant

Investor Information

Registered Office and Head Office

Xstrata AG
Bahnhofstrasse 2
6300 Zug
Switzerland

Telephone: (++41) +41 726 6070
Telefax: (++41) +41 726 6089
Email: info@xstrata.com

Stock Exchange Listing

Swiss Stock Exchange
(reuters symbol: XTRZ.S)

Auditors

Ernst & Young Ltd
Bleicherweg 21
8022 Zurich
Switzerland

Significant Shareholders

	31.12.01
Glencore International AG	38.03%
Deutsche Bank & affiliates	5.99%
Tuxedo Invest AG (formerly Commcept Invest AG)	13.22%
Pensionskasse des Basler Staatspersonals	5.16%

Based on issued share capital

Designed by College Design +44 (0)207 457 2020

sterling financial print 39437

PAGE 75 OF 224



Exhibit 4

Merger Agreement (released February 27, 2002) between Xstrata AG and Xstrata Ltd./Xstrata plc.

PROJECT "REVOLUTION"

Merger Agreement

dated as of 20 February 2002

between

Xstrata AG
Bahnhofstrasse 2
CH-6301 Zug

(hereinafter referred to as "**Xstrata**")

and

Xstrata Ltd./Xstrata PLC
Becket House
1 Lambeth Palace Road
GB-London SE1 7EU

(hereinafter referred to as "**Xstrata PLC**")

Overview of Contents:

X16224406.Doc

Exhibits:

No. 1.2.(a)	audited annual financials of Xstrata (holding company) as of 31 December 2001
No. 1.2.(b)	audited annual consolidated financials of Xstrata and its subsidiaries as of 31 December 2001
No. 1.2.(c)	*pro-forma* interim (holding company) balance sheet of Xstrata reflecting its financial situation following completion of the Xstrata Spin-Off
No. 2.2.	fairness opinion by J.P. Morgan plc, London
No. 3.1.	Articles of Association of Xstrata PLC

Preamble

The board of directors of Xstrata has concluded to reorganize the Xstrata group structure and to expand its businesses in order to considerably increase its world-wide position in the interests of the group, its clients and business associates, its shareholders and employees. In this context, Xstrata has already formed a new Swiss subsidiary (Revolution AG (to be renamed Xstrata (Switzerland) AG, "Revolution AG")) and will shortly transfer its assets and liabilities to said company in exchange of newly issued shares of it, essentially leaving Xstrata with a shareholding in its new sub-holding (comprising its prior business) as sole asset. In a next step, Xstrata intends to merge with Xstrata PLC on the terms set out in this agreement. The parties have agreed to structure the merger as a take-over of all assets and liabilities of Xstrata by Xstrata PLC by way of an international (cross-border) merger without liquidation of Xstrata *inter alia* in compliance with Art. 748 of the Swiss Code of Obligations ("CO") and also applicable laws of England. The implementation of the merger will be interconditional with the closing of the acquisitions referred to hereafter.

Xstrata PLC and future subsidiaries of it have also concluded a share purchase agreement (the "SPA") with Glencore International AG ("Glencore") and certain subsidiaries of Glencore regarding the acquisition of 100% of the share capital of Glencore Overseas AG, Duiker Mining Ltd. and Duiker Marketing AG (the "Glencore Targets"). Xstrata PLC will finance these acquisitions partly with newly issued shares and for the rest with debt facilities (the "Debt Facilities") and through a global offering to institutional investors (the "Global Offer"). It is planned to optimize – by reasonable cross conditioning of related completions – comfort to all parties involved that both the merger and the acquisitions will actually be implemented. All shares of Xstrata PLC will be listed on the London Stock Exchange with a secondary/dual listing on the SWX Swiss Exchange. The parties involved believe that the merger must be prepared and completed quickly.

The board of Xstrata has concluded after negotiations and after having sought independent advice of a highly reputed financial advisor that the agreed exchange ratio (Xstrata shares for Xstrata PLC shares) is fair to the shareholders of Xstrata.

THE PARTIES THEREFORE AGREE AS FOLLOWS:

1. **The Merger**

1.1. Agreement to Merge. The parties hereby agree that Xstrata shall merge with Xstrata PLC in accordance with the provisions of this merger agreement and (to the extent applicable to a cross-border merger) Art. 748 CO and the laws of England. Xstrata PLC shall be the surviving and Xstrata the absorbed company.

1.2. Accounting Basis. For accounting and consolidation purposes, the merger shall take effect at book value and be henceforth accounted for as from 1 January 2002 and be based on the following accounts, accordingly:

(a) the audited annual financials of Xstrata (holding company) as of 31 December 2001 as set out in Exhibit 1.2.(a);

(b) the audited annual consolidated financials of Xstrata and its subsidiaries as of 31 December 2001 as set out in Exhibit 1.2.(b);

(c) the pro-forma interim (holding company) balance sheet of Xstrata reflecting its financial situation following completion of the contribution of assets and liabilities to Revolution AG in connection with the share capital increase of the latter pursuant to Sec. 3.5. below as set out in Exhibit 1.2.(c).

Xstrata PLC shall carry the assets and liabilities transferred to it pursuant to the merger in its balance sheet at their previous book values.

1.3. Effectiveness. The merger, including the transfer of assets of Xstrata to Xstrata PLC and the assumption by Xstrata PLC of Xstrata's obligations and liabilities, shall become legally effective with the entry of the merger (and of the dissolution of Xstrata) in the diary of the Commercial Register of the canton of Zug, Switzerland (the "C'Reg").

1.4. Acceptance by Xstrata PLC. Xstrata PLC agrees to accept the transfer of all the assets and liabilities of Xstrata (including all other legal positions and obligations) pertaining to its business including as per the pro-forma interim balance sheet in Exhibit 1.2.(c). Xstrata PLC particularly undertakes, for the benefit of each person to whom Xstrata owes any obligation or has any liability, upon the legal effectiveness of the merger to perform such obligations and discharge such liabilities as if it originally owed or had them instead of Xstrata.

1.5. Completion. The transfer of the assets and liabilities of Xstrata (including all other legal positions and obligations) shall be effected by universal succession and by implementing the other completion measures herein agreed, all with legal effect as of the entry in the diary of the C'Reg as per Sec. 1.3..

2. **Exchange of Shares**

2.1. Xstrata PLC-Shares to be Issued

Pursuant to the merger, before the Xstrata shareholders' meeting as per 19 March 2002 (the "Xstrata Shareholders' Meeting") the Xstrata PLCshareholders shall have authorized its directors to:

(a) allot to the former shareholders of Xstrata or their nominee(s), upon effectiveness of the merger, 10 (ten) ordinary shares in Xstrata PLC with a par value of USD 0.50 each, credited as fully paid, in respect of each share in Xstrata, representing a total of 59 million ordinary shares in Xstrata PLC;

(b) allot at least 130 million such new ordinary shares of Xstrata PLC to Glencore as part of the consideration for the acquisitions and to subscribers for cash under the Global Offer in conjunction with the admission of the shares of Xstrata PLC to listing on the Official List of the UK Listing Authority and trading on the London Stock Exchange, simultaneously with the effectiveness of the merger and completion of the acquisitions under the SPA;

(c) allot at least 19.5 million additional such ordinary shares of Xstrata PLC and to issue these shares in whole or in part upon request of and at the offer price to J.P.Morgan Securities Ltd. and to Glencore *inter alia*, to cover over-allotments, if any, in connection with the Global Offer and to cover short positions resulting from stabilization transactions as well as to serve as further consideration under the SPA.

2.2. Exchange Ratio. In completion of this merger, the shareholders of Xstrata shall receive 10 (ten) newly issued registered shares of Xstrata PLC with a par value of USD 0.50 each for each bearer share of Xstrata.

This exchange ratio was established by the parties amongst other things, giving regard to the further transactions to be completed at or prior to completion of the merger (particularly completion of the acquisitions by Xstrata PLC (or future subsidiaries of Xstrata PLC) of the Glencore-Targets), and being aware of the fairness opinion rendered by J.P. Morgan plc, London, attached hereto as Exhibit 2.2.

2.3. Completion of Share Exchange

On or before the legal effectiveness of the merger pursuant to Sec. 1.3., Xstrata PLC shall issue and deliver its new shares determined for the Xstrata shareholders (pursuant to Sec. 2.1.(b)) to Credit Suisse as exchange agent (the "Exchange Agent") who, pending the exchange with the Xstrata-shares and registration of Xstrata-shareholders in Xstrata PLC's share register, shall be registered as the holder of Xstrata PLC shares acting as nominee for each shareholder of Xstrata pursuant to Sec. 2.4.(b). Subject to and with effect as from the legal effectiveness of the merger as per Sec. 1.3., the Exchange Agent shall hold such shares as nominee for and on behalf of the Xstrata-shareholders and coupled with the obligation of the Exchange Agent immediately upon such legal effectiveness of the merger to transfer legal title to such shares of Xstrata PLC to the former Xstrata-shareholders in exchange for delivery (or re-booking) by them of their Xstrata-shares on the basis of the exchange ratio as per Sec. 2.2.. For such purposes, the parties will enter into a separate agreement with the Exchange Agent.

2.4. Registration of Xstrata-Shareholders as Xstrata PLC-Shareholders

(a) Xstrata PLC shall promptly register in its share register as holders of the Xstrata PLC-shares all former shareholders of Xstrata who have obtained legal title to such following delivery of their Xstrata-shares to the Exchange Agent pursuant to Sec. 2.3..

(b) Pending such registration of Xstrata-shareholders, the Exchange Agent shall, upon issue of the Xstrata PLC-shares to it as per Sec. 3.2., be registered in Xstrata PLC's share register as holder of the Xstrata PLC shares to which the Xstrata-shareholders are entitled and act as nominee for such shareholders of Xstrata with effect as from the legal effectiveness of the merger pursuant to Sec. 1.3.. As from such effectiveness, Xstrata-shareholders shall be entitled to call for the nominee to transfer the legal title to the Xstrata PLC-shares to which they are entitled to them and to account to them for all entitlements arising from those Xstrata PLC-shares, against delivery of their Xstrata-shares to the Exchange Agent for exchange against transfer of the legal title to the Xstrata PLC-shares.

2.5. Listing of Xstrata PLC-Shares on the London Stock Exchange. Prior to completion of the merger as per Sec. 5. the UK Listing Authority shall have granted permission for the admission of all newly issued Xstrata PLC-shares (including for avoidance of doubt all the shares issuable to or for the benefit of the Xstrata-shareholders and those to be issued as consideration to Glencore and to new subscribers in the Global Offer) to the Official List and the London Stock Exchange plc shall have agreed to admit such shares to trading on its markets for listed securities, subject to allotment of those shares.

2.6. Secondary/Dual Listing of Xstrata PLC-Shares on SWX Swiss Exchange. Prior to completion of the merger as per Sec. 5., the Swiss Admission Board shall have agreed to admit the newly issued Xstrata PLC-shares to trading on the SWX Stock Exchange, subject to admission to the Official List of the UK Listing Authority and from the same date as the shares are admitted to trading on the London Stock Exchange.

2.7. Global Offer. Prior to the legal effectiveness of the merger as per Sec. 1.3., Xstrata PLC shall have issued the new shares required as consideration for Glencore under the SPA and made and successfully completed an offering to certain professional investors of in the aggregate at least 130 million newly issued registered shares with a par value of USD 0.50 each. The present shareholders of Xstrata PLC and the (former) Xstrata-shareholders will not be accorded any subscription (pre-emption) rights in respect of such shares issued for the Global Offer and as consideration under the SPA.

3. Further Preparations for Implementation of the Merger

3.1. Articles of Association of Xstrata PLC. Prior to the Xstrata Shareholders' Meeting, Xstrata PLC shall have adopted articles of association substantially in the form set out in Exhibit 3.1..

3.2. Board of Directors of Xstrata PLC. Prior to the Xstrata Shareholders' Meeting, the board of directors of Xstrata PLC shall have been reconstituted so as to comprise the following members:

- Willy R. Strothotte, Chairman
- Michael L. Davis, CEO
- Trevor L. Reid, CFO
- Santiago Zaldumbide
- Reto F. Domeniconi
- Ivan Glasenberg
- Paul Hazen

- David Issroff
- Robert MacDonnell
- Sir Steve Robson
- Frederik Roux
- David Rough shall be appointed as Deputy-Chairman in April

3.3. Management Structure of Xstrata PLC. Prior to the Xstrata Shareholders' Meeting, the management of the affairs of Xstrata PLC shall have been structured as follows:

(a) Xstrata PLC will only undertake high-level strategic management and supervision of the group. It will have no employees other than its directors and it will be managed almost entirely through board or committee meetings, all of which will be held in Switzerland;

(b) RevolutionAG will undertake a group co-ordination and holding company role. It will be responsible for all major group decisions, other than those very high level matters reserved to Xstrata PLC. Less significant matters, such as decisions relating to day-to day management, financing and treasury matters, etc., will be delegated to a management group.

Notwithstanding the foregoing, Xstrata PLC shall remain incorporated in England and Wales and retain its registered office in London.

3.4. Auditors of Xstrata PLC. Auditors of Xstrata PLC shall be Ernst & Young LLP., London.

3.5. Share Capital Increase of Revolution AG and Contribution of Xstrata Business to It. Prior to the Xstrata Shareholders' Meeting, Revolution AG shall have increased its share capital by an amount of CHF 497'900'000.--, divided into 497'900 registered shares with a par value of CHF 1'000.-- each, all of which new shares shall have been issued to Xstrata in consideration for Xstrata contributing and transferring its business with practically all of its assets (except its shareholding in Revolution AG, its Xstrata treasury shares and its rights under agreements with third parties relating to the preparations for the transactions herein referred to ("Revolution Transaction Agreements")) and all of its liabilities (except certain liabilities in connection with its board and management share incentive schemes and such under the Revolution Transaction Agreements) to Revolution AG as a contribution in kind *("Sacheinlage")*, all on the basis of respective book values of Xstrata as at 31/12/2001 and with risks and benefits passing as from 01/01/2002, with the excess balance of assets over liabilities in the amount of CHF 883'144'521.– contributed to be allocated and carried onwards by Revolution AG as follows: CHF 497'900'000.– on account of payment of the nominal value for the new shares and CHF 385'244'521.– on account of contributed surplus ("Agio").

3.6. Tax Structure. The parties shall use best efforts to the effect that Xstrata PLC will be (exclusively) subject to taxation in Switzerland in all respects as Xstrata presently is.

3.7. Delivery of Xstrata Shareholding in Revolution AG to Exchange Agent. Prior to the filing of the application regarding the merger with the CReg, Xstrata shall deliver the endorsed share certificates representing all outstanding shares of Revolution AG to the Exchange Agent (as per Sec. 2.3.) who, pending the legal effectiveness of the merger, shall hold these as nominee for and on behalf of Xstrata. Subject to and with effect as from the legal effectiveness of the merger as per Sec. 1.3., the Exchange Agent shall forthwith hold all such shares as nominee for and on behalf of Xstrata PLC and coupled with the obligation of the Exchange Agent immediately upon such effectiveness of the merger to transfer legal title to such shares of Revolution AG to Xstrata PLC by delivery of endorsed share certificates representing such shares.

4. Corporate Approvals and Other Conditions for Completion

4.1. Board Approval of Xstrata PLC. Xstrata PLC confirms that at the meeting held on 20 February 2002 its board of directors has approved of the signing and performance of the present merger agreement and all other agreements and transactions herein envisaged or referred to. Xstrata PLC represents and warrants that no shareholders' approval or other corporate authorizations are required on its side for such purposes, except for the shareholders resolutions required to implement the following all of which shall have been validly adopted before the Xstrata Shareholders' Meeting:

- adoption of new articles of association
- election of new directors
- election of auditors
- Xstrata PLC share capital increase(s)

X16224406.doc

- Authorisation of the directors to issue share capital pursuant to this agreement, the Global Offer and the SPA.

4.2. Other Conditions to be Met before Shareholders' Meeting of Xstrata or Prior to Filing the Application to the C'Reg:

Before the Xstrata Shareholders' Meeting or the filing of the application for the entry of the merger into the C'Reg (as specified), the following further measures shall have been implemented:

4.2.1. Merger Clearances

(a) It is noted that the Merger Task Force of the European Commission has advised that the acquisitions and other transactions contemplated in connection with the merger are not considered to be a concentration requiring a merger notification, wherefore no such notification has been or will be submitted.

(b) On or before the filing of the application regarding the merger with the C'Reg in Switzerland, advice from the Secretariat of the Swiss Competition Commission shall have been obtained to the effect that the transactions contemplated do not entail a change of control triggering a merger notification requirement under the Swiss Law on Cartels, or, alternatively, following a related formal notification, confirmation on behalf of the Swiss Competition Commission shall have been obtained that the merger and other transactions contemplated in connection with it may be completed.

4.2.2. Relating to Glencore Target Share Purchase Agreement

On or before the (final) filing of the application regarding the merger with the C'Reg, satisfaction of all conditions to completion of the SPA other than the admission of Xstrata PLC-shares to listing and the merger becoming effective.

4.2.3. Relating to Debt Finance

On or before the (final) filing of the application regarding the merger with the C'Reg, the syndicated loan agreement on the Debt Facilities shall have been signed and all conditions for drawdown (other than the admission of the Xstrata PLC-shares for listing and the merger becoming legally effective) shall have been satisfied.

X16224406.doc

4.2.4. Related to the Global Offer

On or before the (final) filing of the application regarding the merger with the C'Reg, all conditions to the obligations of the underwriters under the underwriting agreement relating to the Global Offer shall have been satisfied (other than the admission of Xstrata PLC-shares to listing and the merger becoming effective).

4.2.5. Related to Xstrata Debt Calls to its Creditors

At or before the filing of the application regarding the merger with the C'Reg, all justified requests of creditors of Xstrata for payment of or posting security in respect of their claims in response to the related debt calls of Xstrata shall have been appropriately fulfilled in accordance with Swiss law. With a view to Xstrata PLC assuming all liabilities and other obligations of Xstrata pursuant to the merger, subject to the merger becoming legally effective pursuant to Sec. 1.3., Xstrata PLC, for the benefit of all related creditors, herewith subjects itself to the non-exclusive jurisdiction of the courts of Zug with respect to any disputes arising out of or in connection with any liabilities or other obligations assumed by Xstrata PLC from Xstrata in connection with the merger.

4.2.6. Related to the Xstrata Stock Option Plans

The parties hereto will enter into a separate agreement appropriately providing for the preservation of the rights of the participants under Xstrata's stock option plans existing or having accrued as of the legal effectiveness of the merger pursuant to Sec. 1.3.

4.2.7. No Prohibition

Any statutory, court or official prohibitions to complete the merger shall have expired or be terminated, or if not, failure to comply with such would not have materially adverse consequences for one or both parties.

4.2.8. Third Party Consents

Before the filing of the application regarding the merger with the C'Reg, Xstrata and Revolution AG shall have obtained unconditional consent and/or waivers from the agent on behalf of the banks to the transfer by Xstrata of all of its rights and obligations under the EUR 600m. credit facility agreement to Revolution AG pursuant to the Xstrata Spin-Off without triggering any acceleration or other adverse consequences for Xstrata or Revolution AG or other obligors thereunder, relieving Xstrata from its obligations and other liabilities thereunder accordingly.

4.2.9. Relating to Xstrata Spin-Off

Before the filing of the application regarding the merger with the C'Reg, the Xstrata Spin-Off (and the related share capital increase of Revolution AG) shall have been entered in the C'Reg.

4.3. Approval by Shareholders' Meeting of Xstrata. The board of directors of Xstrata shall submit this merger agreement to the shareholders' meeting of Xstrata with a motion to approve the merger which meeting is envisaged to take place on 19 March 2002. The merger shall be deemed approved if the Xstrata Shareholders' Meeting adopts a resolution on the approval of the merger pursuant to this agreement and the dissolution of the company without liquidation with a two thirds majority of the votes represented at the meeting.

Without such shareholder approval, the merger shall not be completed.

Notwithstanding the foregoing, the board of directors of Xstrata shall have the right to postpone such shareholders' resolution and/or to move to reject such resolution, in case one or several of the prerequisites as per Sec. 2.5. through 2.7. and this Sec. 4 are not met to its satisfaction by the time of the shareholders' meeting as required and/or if it comes to the conclusion that the relevant prerequisites will not be met in time for the merger to become legally effective before the termination date as per Sec. 10.2..

5. Completion of the Merger

5.1. Conditions for Obligation of Xstrata Board to File Application on Merger to the C'Reg. The application regarding the merger to the C'Reg shall be filed as soon as practicable following the approval of the merger by the Xstrata Shareholders' Meeting, the chairman or the vice-chairman of the board of directors of Xstrata remaining authorized, however, to refrain from filing such application in case one or several prerequisites as per Sec. 2.5. through 2.7. and Sec. 4.2. (the non-fulfillment of which is likely to have a material adverse effect on the contemplated transactions as a whole) are not met (or not expected to be met) to their satisfaction, including particularly the completion of the SPA and payment of the consideration thereunder.

5.2. Supplementary Completion Measures

5.2.1. Relating to Xstrata Liabilities

Subject only to the merger becoming legally effective as per Sec. 1.3., and with effect as from the date of such effectiveness, Xstrata PLC hereby assumes from Xstrata all liabilities (including all other legal positions and obligations thereto relating) to be transferred to it in connection with the merger as further specified in Sec. 1. Without limiting the generality of the foregoing, such liabilities and obligations shall include the (direct or indirect) liabilities of Xstrata in connection with its board and management share option incentive schemes, the liabilities which Xstrata could not transfer to Revolution AG in the Xstrata Spin-Off due to lack of a third party consent and which Xstrata has to fulfill as a fiduciary for and on behalf and on account of Revolution AG, the liabilities and obligations relating to Revolution Transaction Agreements and Xstrata's contingent liabilities vis-à-vis its (former) creditors following completion of the Xstrata Spin-Off.

5.2.2. Relating to Xstrata Shareholding in Revolution AG

Following the legal effectiveness of the merger as per Sec. 1.3., the Exchange Agent shall hold all Revolution-shares exclusively for Xstrata PLC and deliver such to Xstrata PLC as further specified in Sec. 3.7..

5.2.3. Relating to New Xstrata PLC-Shares

Following the legal effectiveness of the merger as per Sec. 1.3., the Exchange Agent shall hold the new shares of Xstrata PLC as nominee for the (former) Xstrata-shareholders as further specified in Sec. 2.3..

6. Procedure and Organization

6.1. General. The parties undertake to use their best efforts to consummate the transactions contemplated in this agreement as quickly as possible. To this end they shall co-operate closely and specifically co-ordinate the necessary contacts with the authorities, the employees and the public, the latter pursuant to Sec. 8.

6.2. Reservation of Right to Amend. The chairman or vice-chairman of the board of directors of Xstrata and the chairman or vice-chairman of the board of directors of Xstrata PLC may change provisions of this merger agreement and the motions presented for resolution to the shareholders' meetings and the procedure for this project by joint decision if necessary, provided that the material contents of this merger agreement is maintained and the validity of the shareholders' resolutions and/or the prompt implementation will thereby not be adversely affected.

7. Conduct of Business

7.1. Share Capital Increase of Revolution AG and Contribution of Xstrata Business to It. Xstrata PLC expressly acknowledges and agrees that, in advance of completion of the merger, Xstrata will contribute its business to Revolution AG, disposing all of its assets other than its shareholding in Revolution AG, furthermore that, while Xstrata will therewith also transfer its liabilities to Revolution AG, Xstrata will continue to be jointly and severally liable for such liabilities with Revolution AG for a period of two years which continued contingent liability of Xstrata will be included in those assumed by Xstrata PLC as consequence of the merger.

7.2. Otherwise: In the Ordinary Course. Subject to Sec. 7.1. and the other transactions expressly herein provided for (including the creation of new shares by Xstrata PLC for the Xstrata shareholders and completion of the SPA together with the related financing from the Global Offer and debt), during the period between the signing of this merger agreement and the completion of the merger, the parties shall refrain from the following acts, unless herein provided for or the other party agrees:

(a) Issuing new shares not presently registered in the C'Reg or otherwise presently legally issued or the granting of rights on such shares; the issue of new shares as envisaged in this agreement or pursuant to previous commitments and existing directors' and employee share option plans remains permitted.

(b) Acquisitions or divestments with a value exceeding CHF 10 million and transactions of unusual strategic importance, including transactions by affiliated companies.

(c) Material changes in the employment contracts of management staff or general changes in the working conditions of the parties or their affiliated companies.

(d) The payout of dividends or distribution of bonus shares.

8. Announcements

The parties shall notify the public, their shareholders and employees and the authorities, stock exchanges and employees committees in accordance with the mutually agreed programs.

X16224406.doc

9. Miscellaneous

9.1. Confidentiality. The contents of the merger negotiations and of the documents and information exchanged in this context shall be treated as confidential by all parties. This shall not apply to statutory and regulatory obligations to provide information to authorities, courts and to stock exchanges.

9.2. Notices. Notices in connection with this merger agreement shall be legally binding if they are communicated in writing or by telefax to the following recipients:

(a) In case of Xstrata: to the Chief Legal Counsel
Bahnhofstrasse 2
6301 Zug
Fax 0041/41 726 6089

with copy to: Dr. Peter J. Kienast
Bär & Karrer
Seefeldstrasse 19
8024 Zürich
Fax 0041/58 261 5001

(b) In case of Xstrata PLC: to the Chief Legal Counsel
Bahnhofstrasse 2
6301 Zug
Fax 0041/41 726 6089

with copy to: Neil Radford
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
Fax 0044/20 7832 7001

9.3. Costs. Each party shall bear its own costs incurred in negotiating this merger agreement in the event that this merger is not completed. Jointly incurred costs shall be evenly divided.

9.4. Changes and Modifications of the Agreement. Changes to this merger agreement must be made in writing.

If at all possible, each provision of this merger agreement shall be interpreted so that it is valid and enforceable under applicable law. If a provision of this merger agreement should be unenforceable or invalid, it shall only be invalid to the extent that it is unenforceable or invalid and shall be otherwise replaced by a valid and enforceable provision which a party acting in good faith would regard as an adequate commercial replacement for the provision which is invalid or unenforceable. The other provisions of this merger agreement shall remain binding and in force under all circumstances.

9.5. Absence of Waiver. The waiver of a contractual right in an individual case, shall not be regarded as a general waiver of this right or other rights arising out of this merger agreement.

10. Entry into Force and Termination

10.1. Entry into Force. This merger agreement shall enter into force upon its signing.

10.2. Termination. This merger agreement shall be automatically terminated:

(a) If the shareholders' meeting of Xstrata does not approve of the merger;

(b) If the merger is not entered in the C'Reg pursuant to Sec. 1.3. with legal effect at the latest on 30 June 2002. Sec. 6.2. remains reserved.

The termination of the merger agreement shall also terminate all rights and obligations arising out of the merger agreement with the exception of those in Sec. 9 and 11, which shall continue to be valid.

11. Applicable Law and Arbitration

11.1. Applicable Law. This agreement shall be governed by the (domestic substantive) laws of Switzerland.

11.2. Arbitration. All disputes arising out of or in connection with the present agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. Seat of the arbitration shall be Zurich, language of the arbitration shall be English.

Zug, 20 February 2002

Xstrata AG:

M. L. DAVIS B.S. Levene

EXECUTED as a **DEED** by **XSTRATA PLC** acting by two directors/a director and the secretary:)

BRIAN K. AZZOPARDI DIRECTOR

Benny Levene Director

X16224406.doc

PAGE 94 OF 224

EXHIBIT 1.2(a)

Company financial statements

Company income statement

For the year ended 31 December (CHF 000)	Notes	2001	2000
Income			
Dividends and other income from group companies	1	66,150	66,640
Interest income	1	1,436	3,142
Other		0	847
Gain on disposal of subsidiary		13,538	0
Total income		81,124	70,629
Expenses			
Interest expense and bank charges		27,179	9,298
Depreciation/Amortisation		4,274	1,479
Administrative expense	1	134,849	12,758
Foreign exchange (gain)/loss		(37,210)	3,490
Total expenses		129,092	27,025
Net (loss)/earnings		(47,968)	43,604

Company balance sheet

At 31 December (CHF 000)	Notes	2001	2000
Assets			
Current assets			
Cash and cash equivalents		21,891	31,409
Receivables			
– From related party		–	524
– Account receivables third parties		262	479
Prepaid expenses		1,369	172
Total current assets		23,522	32,584
Non-current assets			
Investments	2	1,586,511	772,325
Loans to group companies	3	100,002	202,207
Loans to third parties		1,208	496
Intangible assets		18,376	5,362
Fixed assets		781	957
Treasury shares	4	37,033	38,136
Total non-current assets		1,743,911	1,019,483
Total assets		1,767,433	1,052,067
Liabilities and shareholders' equity			
Liabilities			
Bank borrowings	5	764,241	–
Payables		245	541
Due to group companies		76,418	76,919
Due to related party		–	1,361
Accrued liabilities		6,252	5,001
Total liabilities		847,156	83,822
Shareholders' equity			
Share capital		59,000	59,000
Legal reserve		373,213	372,110
Unrestricted reserve		88,000	88,000
Reserve for Treasury shares		37,033	38,136
Retained earnings, opening balance		410,999	367,395
Net (loss)/earnings		(47,968)	43,604
Total retained earnings	8	363,031	410,999
Total shareholders' equity		920,277	968,245
Total liabilities and shareholders' equity		1,767,433	1,052,067

PAGE 96 OF 224

Notes to the Company financial statements

1. Income and Expenses

The 2001 income from group companies comprised of dividends of CHF 64.9 million and commissions of CHF 1.2 million. The total interest income in 2001 does not include any interest income from group companies. Personnel expense for the year 2001 was CHF 5.9 million (2000: CHF 7.4 million). The increase in administrative expense is mainly due to the provisional impairment of the loan to Xstrata Windimurra Pty Ltd of CHF 97.2 million and the merger loss on Xstrata Forestry AG of CHF 26.4 million.

2. Investments

Changes in group companies and investments of the Company are shown in Note 1 and Note 33 of the Consolidated Financial Statements.

The increase in investments is mainly due to the "paid in surplus" to Xstrata Capital Corporation AVV.

3. Loans to group companies

The loans to group companies decreased to CHF 100 million (2000: CHF 202.2 million) mainly due to the disposal of Xstrata Coal Pty and to the provisional amortisation of the loan to Xstrata Windimurra Pty Ltd.

4. Treasury shares

During 2001, the Company decreased Treasury shares from CHF 38.1 million to CHF 37.0 million. (Refer to Note 29 of the Consolidated Financial Statements.)

The following table illustrates the movements in Treasury shares during 2001:

	Number of shares	CHF 000
Balance at beginning of period	122,470	38,136
Additions	4,169	1,810
Disposals	(6,596)	(2,913)
Balance at end of period	**120,043**	**37,033**

5. Bank borrowings

The increase in bank borrowings is due to the acquisition of the shares in Asturiana de Zinc SA. (see Note 18 to the Consolidated Financial Statements).

PAGE 97 OF 224

6. Available amount of capital increase

(CHF 000)	31.12.2001	31.12.2000
The available amount of the approved capital increase is:	29,500	0
The available amount of the conditional capital increase is:	5,000	5,000

7. Contingent Liabilities

Xstrata AG has issued a guarantee on behalf of Forestal los Lagos in the amount of CHF 20.3 million (USD 12.1 million).

8. Additional Information

Significant shareholders:
Significant shareholders of the Company are listed on page 41 of the annual report.

Fire insurance value of fixed assets: (CHF 000)	31.12.2001	31.12.2000
	1,160	1,160

Proposed Appropriation of Retained Earnings

(CHF 000)	31.12.2001	31.12.2000
Retained earnings, opening balance	410,999	367,395
(Loss)/profit for the period	(47,968)	43,604
Total retained earnings	363,031	410,999
Proposed distribution	-	-
To be carried forward	363,031	410,999

The Board of Directors does not propose to pay any dividends for 2001 (2000: nil).

Report of the Statutory Auditors

Report of the Statutory Auditors to the General Meeting of Xstrata AG, Zug

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes / pages 36 to 39) of Xstrata AG for the year ended 31 December 2001.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Zurich, 13 February 2002

Ernst & Young Ltd

H.P. Rudolf

Hans-Peter Rudolf
Certified Public Accountant
(in charge of the audit)

Reto Hofer
Certified Accountant

EXHIBIT 1.2 (b)

Consolidated income statement

For the year ended 31 December (USD 000)	Notes	2001	2000
Revenue		613,603	597,871
Cost of goods sold	4	(474,482)	(449,737)
Depreciation and amortisation		(35,998)	(21,658)
Operating earnings before effects of disposals and impairment		103,123	126,476
Disposal of operations	2	(1,954)	68,917
Impairment of assets	3	(45,500)	-
Operating earnings		55,669	195,393
Interest income		2,136	2,550
Interest expense		(23,690)	(14,068)
Other income	5	5,857	11,121
Other expense	6	(16,068)	(7,064)
Earning before tax and minority interest		23,904	187,932
Income tax	7	(10,635)	(17,951)
Earnings before minority interest		13,269	169,981
Minority interest	8	(2,016)	-
Net earnings		11,253	169,981
Adjusted earnings per share (USD)		1.95	29.46
Weighted average shares outstanding		5,779,211	5,769,547
Shares outstanding at year end		5,779,957	5,777,530

Consolidated balance sheet

At 31 December (USD 000)	Notes	2001	2000
Assets			
Current assets			
Cash and cash equivalents	9	45,866	44,736
Accounts receivable	10	188,170	133,174
Inventories	11	144,768	114,837
Total current assets		378,804	292,747
Non-current assets			
Investments	12	55	411
Property, plant and equipment	13	771,680	604,236
Intangible assets	14	125,160	5,365
Deferred tax assets	7	17,611	2,499
Other assets	15	13,027	4,513
Total non-current assets		927,533	617,024
Total assets		1,306,337	909,771
Liabilities and shareholders' equity			
Current liabilities			
Current borrowings	16	80,343	9,542
Accounts payable	17	148,782	107,334
Total current liabilities		229,125	116,876
Non-current liabilities			
Non-current borrowings	18	421,990	34,502
Deferred tax liabilities	7	100,999	112,176
Other liabilities	19, 20	55,767	6,020
Total non-current liabilities		578,756	152,698
Minority interest	8	1,994	41
Shareholders' equity			
Share capital		41,569	41,569
Additional paid-in capital		293,882	293,882
Treasury shares		(22,941)	(23,513)
Retained earnings		517,473	506,220
Net unrealised loss on financial instruments		(13,627)	-
Translation adjustment		(319,894)	(178,002)
Total shareholders' equity		496,462	640,156
Total liabilities & shareholders' equity		1,306,337	909,771

Consolidated cash flow statement

For the year ended 31 December (USD 000)	Notes	2001	2000
Operating activities			
Net earnings		11,253	169,981
Minority interest	8	2,016	-
Depreciation and amortisation		35,998	21,658
Loss/(gain) on disposal of operations	2	1,954	(68,917)
Impairment of assets	3	45,500	-
Provisions, deferred tax and other non-cash items		14,402	(20,901)
Cash flow before working capital movements		111,123	101,821
(Increase)/decrease in accounts receivable		(3,893)	2,698
Decrease/(increase) in inventories		28,622	(5,027)
(Decrease)/increase in accounts payable		(35,830)	12,220
Net cash provided by operating activities		100,022	111,712
Investing activities			
Capital expenditure		(134,212)	(56,132)
Disposal of operations	1	67,281	213,036
Acquisitions	1	(453,583)	(4,185)
Net cash (used in)/provided by investing activities		(520,514)	152,719
Financing activities			
Increase/(decrease) in current borrowings		35,907	(66,497)
Increase/(decrease) in non-current borrowings		369,161	(161,382)
(Purchases)/disposals of treasury shares, net		(572)	1,429
Net cash provided by/(used in) financing activities		404,496	(226,450)
Cash from acquired operations		18,006	-
Cash in group companies disposed		(880)	(1,031)
Net increase/(decrease) in cash and cash equivalents		1,130	36,950
Cash and cash equivalents at beginning of year		44,736	7,786
Cash and cash equivalents at end of year	9	45,866	44,736
Supplementary cash flow information			
Income tax paid, net		11,802	1,300
Interest paid, net		20,305	13,160

Consolidated statement of changes in equity

For the year ended 31 December (USD 000)	2001	2000
Share capital		
Balance at beginning of year	41,569	41,569
Balance at end of year	41,569	41,569
Additional paid-in capital		
Balance at beginning of year	293,882	293,819
Reclassifications	–	(1,110)
Other	–	1,173
Balance at end of year	293,882	293,882
Treasury shares		
Balance at beginning of year	(23,513)	(21,026)
Treasury shares	572	(2,487)
Balance at end of year	(22,941)	(23,513)
Retained earnings		
Balance at beginning of year	506,220	345,836
Net earnings	11,253	169,981
Changes in group companies	–	(11,063)
Reclassifications	–	1,110
Other	–	356
Balance at end of year	517,473	506,220
Net unrealised loss on financial instruments		
Balance at beginning of year	–	–
Net unrealised loss on adoption of IAS 39	(9,979)	–
Net movement on USD forward contracts	(3,648)	–
Balance at end of year	(13,627)	–
Translation adjustments		
Balance at beginning of year	(178,002)	(66,128)
Translation adjustments	(141,892)	(111,874)
Balance at end of year	(319,894)	(178,002)
Total shareholders' equity	496,462	640,156

Notes to the consolidated financial statements

1. Changes in group companies

In May 2001, the Company entered into an agreement with Glencore International AG (Glencore) to dispose its wholly owned subsidiaries Xstrata Coal Pty Ltd and Winarch Pty Ltd. Xstrata Coal Pty Ltd owns a 95 per cent. undivided beneficial interest in the United Joint Venture coal mine in New South Wales, Australia. Glencore is the manager of the United Joint Venture coal mine. In addition to buying the shares of the disposed entities, Glencore repaid all loans outstanding to the Company at the completion date. The aggregate consideration amounted to USD 64.0 million, equivalent to the net book value of the investment and loans adjusted for currency fluctuations. The results of the coal business unit are not consolidated for the year ended 31 December 2001 as the effective date of disposal was 1 January 2001.

Effective 3 May 2001, the Company through its wholly owned subsidiary Xstrata Spain SL, acquired 95.5 per cent. of the outstanding share capital of Asturiana de Zinc SA, a Spanish public company, for a total consideration of USD 453.6 million including capitalised cost. In December 2001, the Company acquired a further 2.8 per cent. by means of a de-listing offer of Asturiana de Zinc SA. It is anticipated that a merger process will be completed by mid March 2002 and Xstrata Spain SL will change its name and status to Asturiana de Zinc SA. The surplus of the purchase consideration over the fair value of net tangible assets acquired amounting to USD 112.1 million, was attributed to goodwill and is being amortised over twenty years.

On 1 July 2001 Xstrata Forestry AG was merged into Xstrata AG. Effective 1 July 2001 the Chilean forestry trading company Forestal del Sur Ltda was sold of for a net consideration of USD 4.0 million. The Company received USD 3.3 million in November 2001 and the balance of USD 0.7 million is due in October 2002. Pursuant to this transaction, Forestal Los Lagos SA, which owns the Eucalyptus plantation, is a fully owned subsidiary of Xstrata AG and constitutes the Group's only forestry interest.

The Company incorporated Xstrata Magnesium Corporation and Xstrata Magnesium AG on 6 July 2000 and 9 August 2000 respectively, in connection with the construction of a magnesium scrap recycling facility in the United States. Following the completion of the feasibility study, the Company approved a USD 31.3 million expenditure plan for the construction of the facility.

An agreement to convert the 40 per cent. interest in the Windimurra vanadium project owned by Precious Metals Australia Ltd (PMA), the joint venture partner, into a royalty was entered into in October 2000. As a result, the Group now owns 100 per cent. in the Windimurra vanadium project, and the 5 year call option held by PMA was cancelled. The effective date at which risk and rewards of ownership passed to Xstrata was 28 September 2000. In consideration for the 40 per cent. interest acquired, the Group paid AUD 7.7 million (USD 4.2 million) to PMA including stamp duty and other costs, and redeemed the loan granted to PMA amounting to AUD 23.1 million (USD 12.6 million) including interest due thereon. The aggregate consideration amounts to AUD 30.8 million (USD 16.8 million). The fair value of the proportionate share of net tangible assets acquired was AUD 50.0 million (USD 27.2 million). The arising deficit on acquisition was offset against the residual value of development costs and mining rights. PMA retains an economic benefit in the project through a royalty agreement which, provided certain conditions are met, entails an annual royalty payment equivalent to 15 per cent. of the project's earnings before interest and taxes.

On 7 June 2000 the Company entered into an agreement with Pecom Energia SA to dispose of its wholly-owned subsidiary Südelektra Argentina, which owns an undivided beneficial interest in the Santa Cruz I oil & gas fields in Argentina. The sale was made effective 1 January 2000. The aggregate consideration net of certain adjustments amounts to USD 118.4 million and was settled in September 2000. The results of Südelektra Argentina are not consolidated for the year ended 31 December 2000 as the effective disposal date was 1 January 2000.

On 31 March 2000, the Company entered into an agreement with Century Aluminum Corporation to dispose of its 23 per cent. undivided beneficial interest in the Mt Holly aluminium reduction facility. This interest was sold with effect 31 March 2000 for an aggregate consideration net of certain adjustments of USD 94.7 million. The results of the Mt Holly aluminium reduction facility have been consolidated up to 31 March 2000, the effective date of disposal.

2. Disposal of operations

The loss on disposal of discontinuing operations amounting to USD 1.9 million (2000: USD 68.9 million gain) relates to the sale of the Group's interest in the forestry trading and coal businesses.

The carrying amounts of the total assets and liabilities of the discontinuing operations as reflected in the balance sheet are as follows:

(USD 000)	31.12.01	31.12.00
Forestry trading business:		
Total assets	-	19,369
Total liabilities	-	(12,591)
Net assets	-	6,778
Coal:		
Total assets	-	47,564
Total liabilities	-	(7,702)
Net assets	-	39,862

The results of operations of the discontinuing operations as reflected in the income statement are as follows:

(USD 000)	2001	2000
Forestry trading business:		
Revenue	23,814	54,764
Expenses	(21,624)	(52,655)
Operating earnings before loss on disposal	2,190	2,109
Loss on disposal	(1,782)	-
Operating earnings	408	2,109
Other	(593)	(426)
Income tax charge	(54)	(185)
Net (loss)/ earnings	(239)	1,498

(USD 000)	2001	2000
Coal:		
Revenue	-	35,350
Expenses	-	(38,958)
Operating earnings before gain on disposal	-	(3,608)
Loss on disposal	(172)	-
Operating loss	(172)	(3,608)
Other	-	122
Income tax credit	-	306
Net loss	(172)	(3,180)

PAGE 105 OF 224

(USD 000)	2001	2000
Aluminium:		
Revenue	-	18,081
Expenses	-	(17,045)
Operating earnings before gain on disposal	-	1,036
Gain on disposal	-	128
Operating earnings	-	1,164
Other	-	(208)
Income tax charge	-	(15)
Net earnings	-	941

(USD 000)	2001	2000
Oil & Gas:		
Revenue	-	-
Expenses	-	-
Operating earnings before gain on disposal	-	-
Gain on disposal	-	68,789
Operating earnings	-	68,789
Other	-	-
Income tax charge	-	-
Net earnings	-	68,789

The net cash flows attributable to the discontinuing operations as reflected in the cash flow statement are as follows:

(USD 000)	2001	2000
Forestry trading business:		
Operating activities	(489)	1,543
Disposal of forestry trading business	3,381	-
Investing activities	(47)	62
Financing activities	1,059	(569)
Increase in cash and cash equivalents	3,904	1,036

(USD 000)	2001	2000
Coal:		
Operating activities	-	879
Disposal of coal assets	64,000	-
Investing activities	-	(1,274)
Financing activities	-	-
Increase/(decrease) in cash and cash equivalents	64,000	(395)

(USD 000)	2001	2000
Aluminium:		
Operating activities	-	492
Disposal of aluminium assets	-	94,669
Investing activities	-	(187)
Financing activities	-	(305)
Increase in cash and cash equivalents	-	94,669

(USD 000)	2001	2000
Oil & Gas:		
Operating activities	-	-
Disposal of oil & gas assets	-	118,367
Investing activities	-	-
Financing activities	-	-
Increase in cash and cash equivalents	-	118,367

3. Impairment of assets

(USD 000)	2001	2000
Impairment of assets	45,500	-

Due to depressed market conditions and operational difficulties, a provision of USD 45.5 million was recorded to reflect an impairment in the carrying value of the Windimurra vanadium plant in Australia. The fair value of the investment is very sensitive to the long term USD/AUD exchange rate and vanadium pentoxide price. Management has performed discounted cash flow (DCF) analysis using various assumptions for the main value drivers. Fair value was determined on the basis of a weighted combination of the resulting DCF valuations. A discount rate of 9 per cent. was used.

4. Personnel expenses

Cost of goods sold include USD 72.8 million (2000: USD 64.0 million) of personnel expenses.

5. Other income

(USD 000)	2001	2000
Income from securities	-	20
Other sundry income	3,042	5,284
Foreign exchange gain	2,815	5,817
Total	5,857	11,121

Foreign exchange gain, net includes an unrealised net gain of USD 0.1 million (2000: USD 4.3 million).

6. Other expense

(USD 000)	2001	2000
Foreign exchange loss	10,820	3,303
Other sundry expense	5,248	3,761
Total	16,068	7,064

The foreign exchange loss includes an unrealised loss of USD 7.2 million (2000: USD 2.7 million).

7. Income tax

The Company is incorporated in Switzerland but operates in various countries with different tax regimes. Furthermore, the Group's earnings before income tax provisions arise primarily outside of Switzerland. Consequently, the weighted average statutory tax rate may vary from period to period reflecting taxable earnings arising in different tax jurisdictions.

The income tax credit/(charge) is made up as follows:

(USD 000)	2001	2000
Current income tax	(1,440)	(12,979)
Deferred income tax	(9,195)	(4,972)
Total income tax charge	(10,635)	(17,951)

The statutory tax provision at the weighted average rate is generally calculated on the basis of pre-tax earnings or losses in each country and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the weighted average tax rate is reconciled as follows:

(USD 000)		2001		2000
Statutory provision for income tax at weighted average rate	(6,574)	(27.5%)	(30,516)	(16.2%)
Permanent differences	(4,061)	(17.0%)	13,893	7.4%
Other	-	-	(1,328)	(0.7%)
Effective provision for income tax	(10,635)	(44.5%)	(17,951)	(9.5%)

The effective tax rates have been skewed by material gains and losses on disposal of operations and impairments of assets. If these items are excluded the effective tax rates are 14.9 per cent. for 2001 and 15.1 per cent. for 2000.

Deferred income tax assets and liabilities for 2001 and 2000 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured for tax purposes.

Temporary differences and carry forwards that give rise to deferred tax assets and liabilities include the following:

	2001		2000	
	Deferred tax		Deferred tax	
(USD 000)	Assets	Liabilities	Assets	Liabilities
Net operating loss carry forwards	15,751	-	2,499	-
Depreciation and amortisation				
Mineral properties	-	(36,119)	-	(64,998)
Other non-current assets	1,860	(64,880)	-	(47,178)
Total	17,611	(100,999)	2,499	(112,176)

Other deferred tax assets include a net provision for mine closure for the Reocín zinc mine, Spain.

PAGE 108 OF 224

8. Minority interest

(USD 000)	31.12.2001	31.12.2000
a) Balance sheet		
Puerto Panitao Ltda, Chile	–	41
Asturiana de Zinc SA, Spain	1,994	-
Total	1,994	41

(USD 000)	2001	2000
b) Income statement		
Puerto Panitao Ltda, Chile	-	-
Asturiana de Zinc SA, Spain	2,016	-
Total	2,016	-

9. Cash and cash equivalents

(USD 000)	31.12.2001	31.12.2000
Cash	16,458	7,474
Time deposits	29,408	37,262
Total	45,866	44,736

10. Accounts receivable

(USD 000)	31.12.2001	31.12.2000
Trade receivables other than from related party	112,709	97,235
Receivables, related party	26,786	22,022
Advances and deposits	508	987
Recoverable sales tax and prepaid income tax	22,660	7,648
Other receivables, prepayments and accrued Income	32,076	5,303
Provision	(6,549)	(21)
Total	188,170	133,174

Other receivables include a Spanish government grant of USD 25.7 million in relation to the zinc plant expansion, the majority of which was received in January 2002.

11. Inventories

(USD 000)	31.12.2001	31.12.2000
Finished goods	77,069	81,217
Raw materials, spares and work in process	71,647	34,589
Provision	(3,968)	(969)
Total	144,748	114,837

12. Investments

(USD 000)	31.12.2001	31.12.2000
Mount Thorley Coal Loading Ltd, Australia (13.90%)	–	293
Newcastle Coal Shippers Pty Ltd, Australia (0.56%)	–	118
Companhia Paraibuna de Metais, Brazil (0.188%)	55	-
Total	55	411

PAGE 109 OF 224

13. Property, plant and equipment

Cost (USD 000)	Land and Plant	Mineral properties and Development expenditure	Plantation	Capital work in progress and Other	Total 2001
Beginning of period	340,478	297,096	21,228	59,120	717,920
Reclassifications	29,082	6,365	-	(35,085)	362
Additions	96,719	542	3,372	29,020	129,653
Change in Group Companies	581,350	26,636	-	26,741	634,727
Disposals	(2,572)	-	(1,206)	(1,123)	(4,901)
Impairment adjustments	(24,184)	(23,411)	(1,219)	-	(48,814)
Translation adjustments	(142,681)	(106,519)	(2,594)	(21,251)	(273,045)
End of period	**878,192**	**200,707**	**19,581**	**57,422**	**1,155,902**
Accumulated depreciation and amortisation					
Beginning of period	(74,620)	(26,192)	-	(13,072)	(113,684)
Reclassifications	-	-	-	(244)	(244)
Change in Group Companies	(253,093)	(25,651)	-	(13,829)	(292,573)
Depreciation and amortisation	(28,761)	(7,833)	-	(3,172)	(39,766)
Disposals	828	-	-	858	1,686
Impairment adjustments	870	819	-	-	1,689
Translation adjustments	38,879	13,066	-	6,725	58,670
End of period	(315,697)	(65,791)	-	(22,734)	(384,222)
Net book value at year end 2001	**562,495**	**154,916**	**19,581**	**34,688**	**771,680**
Net book value at year end 2000	266,058	270,902	21,228	46,048	604,236

Plantations, mineral properties and development expenditure, including capitalised interest of USD 0.8 million (2000: USD 6.9 million), is amortised based on the estimated life of reserves/plantation using the unit of production method. Land and Plant includes land amounting to USD 24.7 million (2000: USD 17.2 million).

14. Intangible assets

(USD 000)	Goodwill	Borrowing costs	Other	Total
Opening net book value	(27)	1,744	3,648	5,365
Additions	-	9,316	3,895	13,211
Changes in Group Companies	112,121	-	2,058	114,179
Reclassifications	-	-	(232)	(232)
Translation adjustments	(384)	-	(373)	(757)
Amortisation	(3,995)	(1,797)	(814)	(6,606)
Net book value at year end 2001	**107,715**	**9,263**	**8,182**	**125,160**
At 31 December 2001				
Cost	111,439	11,254	27,830	150,523
Accumulated amortisation	(3,724)	(1,991)	(19,648)	(25,363)
Net book value	**107,715**	**9,263**	**8,182**	**125,160**

Goodwill is amortised over 20 years whilst borrowing costs are amortised over the life of the financing facility. Other intangible assets comprise principally acquisition and development costs that are amortised over the commercial life of a project.

15. Other assets

(USD 000)	31.12.2001	31.12.2000
Loans to joint venture partners	-	2,424
Loans to third parties	5,313	1,534
Other	7,714	555
Total	13,027	4,513

Other includes funds due from the Reocín regional government, Spain for a discounted value of USD 7.0 million, payable upon the closure of the Reocín zinc mine.

16. Current borrowings

(USD 000)	31.12.2001	31.12.2000
Bank overdrafts and short-term debt	80,343	9,542
Total	80,343	9,542

The Group maintains various credit lines with a number of banks. Assets pledged as security in respect of these credit lines are disclosed in Note 21. USD current borrowings bear interest at a weighted average rate of 0.8 per cent. (2000: 0.8 per cent.) per annum above the borrowing base rate. ZAR current borrowings bear interest at South African prime rate that averaged 13.8 per cent. per annum during 2001 (2000: 14.6 per cent.). Total unused current credit lines at 31 December 2001 amounted to USD 120.8 million (31 December 2000: USD 150.6 million).

17. Accounts payable

(USD 000)	31.12.2001	31.12.2000
Trade payables other than with related party	92,160	70,703
Payables, related party	9,950	2,479
Other payables, accruals and provisions	43,997	19,774
Income tax	2,675	14,378
Total	148,782	107,334

18. Non-current borrowings

(USD 000)	31.12.2001	31.12.2000
Long-term debt	421,990	34,502
Total	421,990	34,502

Non-current borrowing at year-end fall due as follows:

(USD 000)		
2002	78,994	-
2003 - 2006	414,990	2,500
2007 and thereafter	7,000	32,002
Total	500,984	34,502
Less current portion of long-term debt	78,994	-
Total	421,990	34,502

On 12 April 2001, the Company entered into a EUR 600 million term loan and revolving credit facility comprising a EUR 250 million term loan tranche with a one year repayment grace period and 5 equal semi-annual repayments thereafter, and EUR 350 million revolving credit tranche with a 4 year maturity.

The proceeds of the term loan and revolving credit facility were used to finance the acquisition of Asturiana de Zinc SA and for general corporate purposes. The new facility requires the Company to meet certain financial and other covenants, including minimum tangible net worth and interest cover ratios. During the first year, the borrowing margin has been fixed at 150 basis points above EURIBOR or LIBOR. Thereafter, interest is payable based on EURIBOR or LIBOR plus a margin ranging from 65 to 125 basis points, depending on certain financial covenants. The USD 300 million multicurrency revolving credit facility concluded on 5 July 2000 was cancelled.

Total unused non-current credit lines at 31 December 2001 and 31 December 2000 amounted to USD 56.4 million and USD 302.5 million, respectively.

Assets pledged as a security for non-current borrowings are disclosed in Note 21.

19. Other liabilities and provisions

(USD 000)	31.12.2001	31.12.2000
Pension and post retirement benefits	18,754	4,853
Provisions	16,021	872
Other	20,992	295
Total	55,767	6,020

Other liabilities mainly comprise an obligation for the purchase of mining rights in South Africa.

20. Provisions

(USD 000)	Restructuring	Other	Total 2001
Beginning of period	-	872	872
Changes in Group companies	(40)	15,270	15,230
Translation adjustments	100	(312)	(212)
Additional provisions	-	246	246
Amounts used	-	(115)	(115)
End of period	60	15,961	16,021

Other provisions mainly relate to the Reocín zinc mine, Spain, to cover mine closure and land restoration costs.

21. Assets pledged

(USD 000)	31.12.2001	31.12.2000
a) Current borrowings		
Total assets pledged	-	10,821
Total current borrowings secured	-	7,015
b) Non-current borrowings		
Total assets pledged	14,699	16,274
Total non-current borrowings secured	12,000	12,000

22. Financial instruments

Financial risk management and policies

The Company is exposed to market risk and uses derivative financial instruments in connection with its risk management activities. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

The Group produces and sells its products in several countries and, as a result, is exposed to movements in foreign currency exchange rates. From time to time the Group uses forward exchange contracts to hedge future transactions and cash flows on identifiable foreign currency exposures.

Commodity price risk

For a three year period ending 31 December 2000, Xstrata entered into an offtake agreement with its marketing agent for all its South African vanadium pentoxide production at a fixed price of USD 3.50 per pound. Any surplus arising between the fixed price and the delivered customer price is shared between the company and its agent. With effect from 1 January 2000, the offtake agreement was restructured in such a way that half of the vanadium offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at the fixed price incremented by an interest element (USD 3.65 per pound and USD 3.80 per pound, respectively).

The Group makes use of zinc futures contracts on the London Metal Exchange to hedge against the risk of zinc price movements. The Group is exposed to zinc price movements in respect of:

(i) zinc concentrate inventories and zinc in-circuit up to the point of sale; and

(ii) own production of concentrate (Reocin mine) and discounts obtained on purchases of concentrates and free zinc units.

Credit risk

The Group is exposed to credit risk in respect of trade receivables. Given the geographical and industry spread of the Group's customers, credit risk is believed to be limited.

Derivative financial instruments

On 1 January 2001, the Company adopted IAS 39, Financial Instruments: Recognition and Measurement. The Standard requires the Company to recognise all derivatives on the balance sheet at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through the income statement. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities, or firm commitments through earnings or recognised in a separate component of equity until the hedged item is recognised in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognised in earnings.

The fair value of derivative financial instruments included in the balance sheet are as follows:

(USD 000)	31.12.2001
Derivatives held as cash flow hedges:	
Forward exchange contracts (other current provisions)	7,399
Forward exchange contracts (other non-current liabilities)	5,472
Derivatives held as fair value hedges:	
Zinc futures contracts (other current receivables)	7,143

PAGE 113 OF 224

Cash flow hedges

The Group uses forward exchange contracts to hedge future transactions and cash flows on identifiable foreign currency exposures. As at 31 December 2001, the Group had entered into several USD/EUR forward exchange contracts to hedge its USD-denominated expenditure incurred in the normal course of business. The estimated deferred gains or losses on the open forward contracts have been determined based on pertinent market information available as at 31 December 2001. The contractual exchange rates of these contracts are as follows:

(USD 000)	Average exchange rates EUR/USD	Forward contract values
3 months or less	0.9939	60,000
Over 3 months to 6 months	1.1389	60,000
Over 6 months to 12 months	1.1823	5,000
Over 12 months to 24 months	1.0451	65,000

23. Future commitments

The Group has contractual commitments for future capital expenditure in the amount of USD 3.3 million (2000: USD 16.2 million).

24. Operating lease arrangements

(USD 000)	2001	2000
Lease payments included in operating earnings	340	89

At balance sheet date, the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

(USD 000)	31.12.2001	31.12.2000
Not later than one year	425	89
Later than one year and not later than five years	6,104	765
Later than five years	2,600	-

Operating lease payments represent rentals payable by the Group for mobile and office equipment.

25. Contingent liabilities

On 3 August 2001, a claim was filed but not yet served by Fluor Daniel Pty Ltd against Xstrata Windimurra Pty Ltd and Precious Metals Australia Limited seeking payment of AUD 6.9 million for variations carried out under an engineering services agreement. A counter claim was subsequently filed by Xstrata Windimurra Pty Ltd and Precious Metals Australia Limited against Fluor Daniel Pty Ltd in amount of AUD 3.0 million for its failure to perform the obligations under that agreement. A settlement offer of AUD 1.5 million has been made to Fluor Daniel Pty Ltd. That offer remains open for acceptance. Precious Metals Australia Limited ceased to be a joint venture participant from 28 September 2000 but remains liable for 40 per cent. of claims made under the dispute.

In connection with the expansion at the San Juan de Nieva plant, the Company has issued bank guarantees for the amount of EUR 39.0 million (USD 34.5 million). The bank guarantees have been issued in respect of grants received from regional and federal authorities. The guarantees will be released once the authorities are satisfied that the Group has met all its obligations in connection with the receipt of the grants.

The Group has contractual obligations for various expenditures such as royalties, exploration and development. Such expenditures accrue when the related revenue is earned in the ordinary course of business. No other contingent liability warrants disclosure at 31 December 2001 and 2000.

26. Post retirement benefits

Pension and provident funds - defined contribution plans

The Group operates various defined contribution pension plans covering substantially all current employees. All pension plans are fully funded and the assets are held separately from those of the Group, being generally invested with insurance companies and regulated by local legislation.

In general, the pension plans provide benefits to participants at retirement or other life contingencies. The benefits vary from severance payments to retirement pensions on termination of employment. On retirement or other legitimate life contingency, the employees are eligible to a severance lump sum payment or an annuity equal to their share of the fund.

Contributions to the funds are made by the Group and, in some cases, jointly by employees, based on a fixed percentage of the basic annual salary ranging from 10 per cent. to 20 per cent. Payments under the pension plan schemes are recognised as an expense for each respective year. Such expenses for 2001 amounted to USD 11.8 million (2000: USD 5.4 million).

Pension and provident funds - defined benefit plans

Spain

The Group operates a defined benefit plan for entitled retired employees. No individuals were added to the plan during 2001 nor will any be added in future years. During 2001, no contributions were made to the plan.

Benefits are provided for retired personnel that consists of a life-long post retirement pension where 50 per cent. is payable to the spouse upon the death of the retired employee. The future commitments under this plan were fully provided for according to an actuarial study conducted as at 31 December 2001. The retired personnel at this date amounted to 349 individuals with an average age of 72 years old.

The Spanish Law 14/2000 of 29 December 2000 on Tax, Administration and Social Measures has set 16 November 2002 as the deadline for the externalisation of pension commitments assumed by companies with respect to their employees (either through insurance contracts or the formalisation of pension plans), in accordance with the stipulations of Law 30/1995 on Private Insurance. The same rule also establishes the maximum periods for amortisation of the deficit, based on the way in which the externalisation of these commitments has been instrumented. This process is not foreseen to give rise to further liabilities in addition to those already recorded.

(USD 000)	31.12.2001
Balance at beginning of year	-
Changes in group companies	17,732
Increase in provision charged to income statement	701
Payments made	(1,604)
Translation adjustments	(34)
Balance at end of year	16,795

Key assumptions used:	
Inflation rate	2%
Interest rate	5%
Mortality tables	Spanish PERM/F-2000

South Africa

The Group operates a defined benefit plan for entitled retired employees. No individuals were added to the plan during 2001 nor will any be added in future years. During 2001, no contributions were made to the plan.

The pension costs are determined with the advice of independent qualified actuaries on the basis of triennial valuations using the projected unit credit method with the most recent valuations conducted as at 31 December 1999 by a qualified independent actuary detailed as follows:

(USD 000)	31.12.1999
Market value of scheme's assets	5,512
Present value of retirement benefits	(3,187)
Surplus	2,325

Key assumptions used:	
Rate of return on scheme's assets	16.0%
Rate of salary increases	11.5%
Rate of pension increases	9.1%

The scheme's assets and liabilities are not included in the Group balance sheet at 31 December 2001 as the fund is in the process of being transferred to a third party insurance company and there is a surplus of assets which will be allocated to the members.

Medical aid benefits

The Group provides post-retirement medical aid benefits for a number of its employees in South Africa. The Group recognises the estimated liability on an accrual basis over the working life of the eligible employees. Entitlement to these benefits was dependent upon the employee remaining in service until retirement age but for members retiring on or after 1 January 2002 will cease to receive any subsidy towards medical aid contributions. At 31 December 2001 the fund had 56 members with an average age of 58 years old.

The accumulated post-retirement medical aid obligations and the annual cost of these benefits were determined by independent actuaries as at 31 December 2001. The assumptions used include estimates of life expectancy and long-term estimates of the increases in medical costs, appropriate discount rates and the level of claims based on the Group's past experience. Actuarial valuations will be conducted every three years at which time any surplus or shortfall will be adjusted through the income statement. Between actuarial valuations, the provision will be adjusted in accordance with rates supplied by the actuaries.

Balance sheet (USD 000)	31.12.2001	31.12.2000
Other non-current liabilities	1,929	2,597

Key assumptions used:	
Health care cost inflation	9.0%
Discount rate	11.0%

27. Jointly controlled entities

The following amounts represent the Group's share of the assets and liabilities and operating earnings/(loss) of the proportionate consolidated investments:

Balance sheet (USD 000)	31.12.2001	31.12.2000
Current assets	-	5,153
Non-current assets	-	42,411
Current liabilities	-	5,851
Non-current liabilities	-	1,851
Net asset value	-	39,862

Income statement (USD 000)	31.12.2001	31.12.2000
Operating (loss)/earnings	-	(3,608)

28. Related party transactions

(USD 000)		2001	2000
Sales	FeV, V2O5, Zinc	147,958	67,384
Purchases	Char, Coke, Zinc Concentrate	30,293	32,063
Interest expense		615	596
Agency fees expense		10,177	18,343
Service fee and other expense		2,770	2,692

Some of the Company's operating subsidiaries have entered into long term agency agreements with Glencore International AG (Glencore) and/or its subsidiaries under which Glencore provides marketing services in exchange for an agency fee. Agency fees are negotiated on arms' length terms and range from 3.5 per cent. to 5 per cent. of the free on board sales revenue. Glencore acts as collecting agent and also assumes 60 per cent. of the non-payment risk of the Group's ferrochrome trade receivables.

In December 1997, Xstrata Marketing Corporation, a wholly owned subsidiary, entered into an offtake agreement with Glencore in connection with the acquisition of Rhoex and Vanadium Technology. Under this three year agreement, Glencore acts as the exclusive offtaker of the entire South African vanadium pentoxide and ferrovanadium production at a fixed price of USD 3.50 per pound of vanadium pentoxide and USD 16.80 per kilogram vanadium contained in ferrovanadium. Xstrata Marketing Corporation shares equally with Glencore any surplus arising between the fixed delivered price to Glencore and the delivered customer price. With effect from 1 January 2000, the offtake agreement was restructured in such a way that half of the vanadium offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at USD 3.65 per pound and USD 3.80 per pound respectively.

The Company has also entered into a management service agreement with Glencore. Fees under these agreements are determined annually and approved by the Board of the Company. Aggregate fees incurred under such agreement during 2001 amounted to USD 1.6 million (2000: USD 1.8 million). This agreement has been cancelled effective 1 January 2002.

29. Stock option incentive plan and Board of Directors' remuneration

The Company grants stock options on its shares to its officers and key employees to align the interests of the management with the interests of shareholders. Under the rules of the Xstrata Group Management and Employee Share Incentive Scheme (Scheme), eligible participants are required to purchase Company shares at market prices which shares remain blocked during a two year vesting period. The Company then allocates options in proportion to shares purchased. The stock options have a two year vesting period followed by a three year exercise period. The Company issued an aggregate of 90,000 series 2002 options. The 2002 series options are valid until 31 January 2007 and vest on 31 January 2004. The 2001 series options are valid until 31 January 2006 and vest on 31 January 2003. 2000 Series options are valid until 31 January 2005 and vested on 31 January 2002. The 1998 series options are valid until 11 Septmber 2003 and vested 11 September 2000. There are no series 1999 options. Of the series 1998 options, no options were exercised during 2001.

Members of the Board of Directors are entitled to certain benefits as provided for by the Directors' Compensation Scheme under which the annual directors' fees are a function of the Group's net earnings. The directors have to take a minimum of 50 per cent. of the fees in shares, stock options, or a combination thereof, with the balance in cash. As at the date of issuing the annual report the Directors' Compensation Scheme was yet to finalise the amount of shares available for purchase and options to be issued. The Series 1997 options are valid until 4 September 2002 and vested on 4 September 1999. The Series 1999 and 2000 options are valid until 31 January 2004 and 31 January 2005, respectively. These options vested on 16 March 2001 and 31 January 2002 respectively. Of the series 1997 and 1999 options, no options were exercised during 2001.

As at 31 December 2001, the Company held 120,043 shares (2000: 122,470 shares) to hedge its exposure under these stock option plans. These shares are disclosed as Treasury shares in Shareholders' equity.

30. Share capital

At the Extraordinary General Meeting of Shareholders on 6 March 2001, approval to increase the authorized share capital of CHF 29,500,000 par value was granted to the Board of Directors. The Board of Directors is authorized to increase the share capital until 5 March 2003 by issuing 2,950,000 bearer shares with a par value of CHF 10.00 each to be fully paid up. Increases in partial amounts are permitted. The Board of Directors will determine the applicable issuing price, the type of contributions to be made for the new shares and the time as from which the new shares give right to dividends. The shares are intended for placement with the existing shareholders, however under certain conditions, the Board of Director is entitled to exclude the subscription rights of the shareholders for up to 10 per cent. of the shares issued, as of the date of the capital issuance.

31. Subsequent events

In February 2002 the Company entered into a merger agreement with Xstrata plc, a public limited company incorporated in England and Wales specifically for the purpose of the merger. It is anticipated that prior to completion of the merger, the Company will transfer the majority of its assets and liabilities to a wholly-owned subsidiary. Subject to the approval of the Company's shareholders at the general meeting to be held on 19 March 2002, all of the assets and liabilities of the Company will be transferred to Xstrata plc on completion of the merger. In consideration for this transfer, Xstrata plc will issue shares to the shareholders of the Company in proportion to their respective holdings.

In February 2002 the Company and Xstrata plc entered into an acquisition agreement with Glencore International AG. Pursuant to this agreement Xstrata plc agreed to purchase Glencore International AG's coal assets in Australia and South Africa for USD 2,500 million, subject to an agreed working capital adjustment. The purchase price is to be satisfied in part by cash and in part by shares. The cash part of the price will be funded by a facility of USD 2,000 million, a portion of which will be used to refinance existing debt, and from the proceeds of an offering of new ordinary shares in Xstrata plc. It is expected that Xstrata plc will apply to have its ordinary shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

The acquisition agreement is subject to a number of conditions, including regulatory and third party consents.

32. Segment Information

2001 (USD 000)	Metals & Minerals Ferro Chrome	Vanadium	Zinc	Magnesium	Energy Oil & Gas	Coal	Forestry Pulpwood	Other	Total
Revenue	257,659	63,498	266,634	25	-	-	25,787	-	613,603
Depreciation and amortisation	4,944	6,094	21,136	944	-	-	231	2,649	35,998
EBITDA	71,143	10,012	68,656	(4,085)	-	-	1,133	(7,738)	139,121
Operating earnings before disposal of operations and impairment of assets	66,199	3,918	47,520	(5,029)	-	-	902	(10,387)	103,123
Operating earnings	66,199	(41,582)	47,520	(5,029)	-	-	(880)	(10,559)	55,649
Net earnings	50,401	(43,351)	32,183	(3,445)	-	-	(1,362)	(23,173)	11,253
Capital expenditure	30,511	4,025	69,473	21,839	-	-	3,650	13,366	142,864
Property, plant and equipment	224,267	104,601	387,765	21,757	-	-	32,618	672	771,680
Capital employed	252,157	106,852	548,105	25,344	-	-	33,782	32,554	998,794
Total assets	361,490	139,859	708,064	28,097	-	-	35,201	33,646	1,306,337
Total liabilities	173,500	33,217	160,035	2,753	-	-	13,419	424,957	807,881
No. of Employees	3,341	670	1,301	38	-	-	13	14	5,377

2000 (USD 000)	Metals & Minerals Ferro Chrome	Vanadium	Aluminium	Magnesium	Energy Oil & Gas	Coal	Forestry Pulpwood	Other	Total
Revenue	419,334	68,474	18,081	-	-	35,350	56,632	-	597,871
Depreciation and amortisation	10,205	5,559	1,230	-	-	3,344	445	875	21,658
EBITDA	125,149	26,120	2,266	-	-	(264)	2,818	(7,955)	148,134
Operating earnings before disposal of operations and impairment of assets	114,944	20,561	1,036	-	-	(3,608)	2,373	(8,830)	126,476
Operating earnings	114,944	20,561	1,164	-	68,789	(3,608)	2,373	(8,830)	195,393
Net earnings	91,355	23,220	961	-	68,789	(3,180)	2,106	(13,250)	169,981
Capital expenditure	27,562	15,797	-	2,581	-	1,064	6,300	2,848	56,132
Property, plant and equipment	317,964	207,389	-	870	-	37,967	39,368	678	604,236
Capital employed	363,515	206,213	-	3,725	-	39,862	50,538	20,387	684,240
Total assets	522,737	251,571	-	4,127	-	47,564	57,426	26,346	909,771
Total liabilities	183,401	46,100	-	402	-	7,702	25,916	6,053	269,574
No. of Employees	3,116	641	-	2	-	147	79	15	4,000

32. Segment information (continued)

Revenue by customer location

2001

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	20,485	11,332	144,136	81,706	257,659
Vanadium	11,860	3	42,197	9,438	63,498
Zinc	2,651	5,257	258,221	505	266,634
Magnesium	25	-	-	-	25
Pulpwood	6,235	-	5,588	13,964	25,787
Total	41,256	16,592	450,142	105,613	613,603

2000

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	99,131	8,535	186,247	125,421	419,334
Vanadium	8,085	-	44,791	15,598	68,474
Aluminium	18,081	-	-	-	18,081
Coal	-	-	155	35,195	35,350
Pulpwood	11,499	-	7,674	37,459	56,632
Total	136,796	8,535	238,867	213,673	597,871

Total assets

2001

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	-	361,490	-	-	361,490
Vanadium	-	103,888	-	35,971	139,859
Magnesium	28,097	-	-	-	28,097
Zinc	-	-	708,044	-	708,044
Pulpwood	35,201	-	-	-	35,201
Other	-	-	33,646	-	33,646
Total	63,298	465,378	741,690	35,971	1,306,337

2000

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	-	522,737	-	-	522,737
Vanadium	-	167,913	-	83,658	251,571
Magnesium	4,127	-	-	-	4,127
Coal	-	-	-	47,564	47,564
Pulpwood	57,426	-	-	-	57,426
Other	-	-	26,346	-	26,346
Total	61,553	690,650	26,346	131,222	909,771

32. Segment information (continued)

Capital expenditure

2001

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	-	30,511	-	-	30,511
Vanadium	-	1,630	-	2,395	4,025
Magnesium	21,839	-	-	-	21,839
Zinc	-	-	69,473	-	69,473
Pulpwood	3,650	-	-	-	3,650
Other	-	-	13,366	-	13,366
Total	25,489	32,141	82,839	2,395	142,864

2000

(USD 000)	Americas	Africa	Europe	Australasia	Total
Ferrochrome	-	27,562	-	-	27,562
Vanadium	-	5,149	-	10,648	15,797
Magnesium	2,581	-	-	-	2,581
Coal	-	-	-	1,044	1,044
Pulpwood	6,300	-	-	-	6,300
Other	-	-	2,848	-	2,848
Total	8,881	32,711	2,848	11,692	56,132

33. Consolidated companies and interests

The more significant subsidiaries and associated undertakings of the Group at 31 December 2001 and the Group percentage of equity capital are set out below:

Entity	Consolidation method	Currency	Capital	% interest
Xstrata AG, Switzerland		CHF	59,000,000	
Metals & Minerals				
Xstrata South Africa (Pty) Ltd, South Africa	FULL	ZAR	413.5	100.0
Xstrata Zinc BV, Holland	FULL	EUR	20,000	100.0
Xstrata Spain S.L., Spain	FULL	EUR	4,000	100.0
Asturiana de Zinc S.A., Spain	FULL	EUR	127,027,000	98.3
Xstrata Vanadium Pty Ltd, Australia	FULL	AUD	1	100.0
Xstrata Windimurra Pty Ltd, Australia	FULL	AUD	1	100.0
Xstrata Magnesium AG, Switzerland	FULL	CHF	100,000	100.0
Xstrata Magnesium Corp., USA	FULL	USD	300	100.0
Forestry				
Forestal Los Lagos SA, Chile	FULL	CLP	12,453,370,556	100.0
Other				
Xstrata Marketing Corporation A.V.V., Aruba	FULL	USD	1	100.0
Xstrata Capital Corp. A.V.V., Aruba	FULL	USD	6,000	100.0

Report of the Group Auditors

Report of the Group Auditors to the General Meeting of Xstrata AG, Zug

As auditors of the group, we have audited the consolidated financial statements (income statement, balance sheet, cash flow statement, statement of changes in equity and notes / pages 10 to 34) of Xstrata AG for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Accounting Standards (IAS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Zurich, 19 February 2002

Ernst & Young Ltd

H.P. Rudolf

Hans-Peter Rudolf
Certified Public Accountant
(in charge of the audit)

Reto Hofer
Certified Accountant

PAGE 122 OF 224

Project Revolution

Pro-Forma Interim (Holding Company) Balance Sheet

Exhibit 1.2.(c)
February 20, 2002

CHF	Xstrata AG as of 12/31/2001	Revolution AG as of 12/31/2001	Contribution as of 01/01/2002	Revolution AG as of 01/01/2002	Xstrata AG as of 01/01/2002
Cash and time deposits	21,891,384	100,000	21,891,384	21,991,384	
Receivables	261,165		261,165	261,165	
Prepayments	1,369,020		1,369,020	1,369,020	
Total Current Assets	23,521,569	100,000	23,521,569	23,621,569	[illegible]
Equipment	780,501		780,501	780,501	
Investments	1,586,510,651		1,586,410,651	1,586,410,651	883,244,521
Loans affiliates and related	100,002,761		100,002,761	100,002,761	
Loans third parties	1,208,343		1,208,343	1,208,343	
Treasury shares/Trust	37,032,938		[illegible]		(37'032'938)
Intangible assets	18,376,017		18,376,017	18,376,017	
Total Non-Current Assets	1,743,911,211	[illegible]	1,706,778,273	1,706,778,273	920,277,459
			[illegible]		
Total Assets	1,767,432,780	100,000	1,730,299,842	1,730,399,842	920,277,459
Accounts payable Affiliates	76,418,136		76,418,136	76,418,136	
Accounts payable Third	244,703		244,703	244,703	
Bank borrowings	764,240,923		764,240,923	764,240,923	
Accruals	6,251,559		6,251,559	6,251,559	
Total Liabilities	847,155,321	[illegible]	847,155,321	847,155,321	[illegible]
Share capital	59,000,000	100,000	[illegible]	498,000,000	59,000,000
Treasury stock reserves	37,032,938		[illegible]		(37'032'938)
Legal (unrestricted) reserves	461,213,446		[illegible]		461,213,446
Reserves/surplus			[illegible]	385,244,521	
Retained earnings	410,999,421		[illegible]		410,999,421
Profit/loss	-47,968,346		[illegible]		-47,968,346
Total Equity	920,277,459	100,000	[illegible]	883,244,521	920,277,459
Total Liabilities and Equity	1,767,432,780	100,000	[illegible]	1,730,399,842	920,277,459
Surplus of contribution			883,144,521		
existing nominal share capital			100,000		
maximum nominal share capital			498,000,000		
Surplus/reserves (agio)			[illegible]		
Nominal share capital increase			497,900,000		

X16227962.xls

PAGE 123 OF 224

JPMorgan

EXHIBIT 2.2

The Board of Directors
Xstrata AG
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Switzerland

HIGHLY CONFIDENTIAL

21 February 2002

Attn: Mr. Mick Davis, Chief Executive Officer

Gentlemen:

You have requested that J.P. Morgan plc ("JPMorgan") provide an opinion as to the fairness, from a financial point of view, to Xstrata AG (the "Company"), of the Exchange Ratio (as defined below) negotiated between the Company and Xstrata Plc ("UK Newco"), with respect to the proposed merger to be implemented by the Company and UK Newco (the "Merger") pursuant to the merger agreement dated as of 20 February 2002 (the "Merger Agreement") between the Company and UK Newco. You have also requested that JPMorgan provide an opinion as to the fairness, from a financial point of view, to the Company, of the Acquisition Value (as defined below) negotiated between the Company and Glencore International AG ("Glencore"), with respect to the proposed sale and purchase of the shares in Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited (together, the "Target Companies") to be implemented by the Company and Glencore (the "Acquisition") pursuant to the sale and purchase agreement dated 21 February 2002 (the "Sale and Purchase Agreement") between, inter alia, the Company and Glencore. In addition to the Merger and the Acquisition, UK Newco will also undertake a global offering to certain institutional investors (the "Global Offering").

The completion of the Acquisition is conditional upon, inter alia, the Merger becoming effective in accordance with Swiss Law, and admission of UK Newco shares to the official list of the UK Listing Authority and to trading on London Stock Exchange plc's market for listed securities.

Under the terms of the Merger Agreement, the Company will merge with and into UK Newco, whereupon UK Newco will be the surviving corporation in the merger (the "Merged Entity"). Each bearer share of the Company will be converted into 10 ordinary shares of UK Newco (the "Exchange Ratio").

The Company and Glencore have agreed that the Company or subsidiaries of the Company will acquire the entire issued share capital of the Target Companies for an aggregate amount of US$2.5 billion, plus an agreed adjustment to reflect changes in working capital from the effective date of 1 January 2002 to completion of the Acquisition of US$73 million (the "Acquisition Value"), to be satisfied partly in cash, partly by the issue of shares in UK Newco, partly by the assumption of debt and partly by the repayment to Glencore of shareholder loans.

Please be advised that while certain provisions of the Merger and Acquisition are summarised above, the terms of the Merger and Acquisition are more fully set out in the Merger Agreement and the Sale and Purchase Agreement respectively. As a result, the description of the Merger and Acquisition and certain other information contained herein is qualified in its entirety by reference to the Merger Agreement and the Sale and Purchase Agreement.

In arriving at our opinion, we have reviewed certain information including (i) the Merger Agreement; (ii) the Sale and Purchase Agreement; (iii) certain publicly available information concerning the business of the Company and the Target Companies, and of certain other companies that we have deemed comparable; (iv) the reported market prices for the securities of certain other companies that we have deemed comparable; (v) publicly available terms of certain transactions involving companies comparable to the Company and the Target Companies, and the consideration paid in such transactions; (vi) current and historical market prices of the ordinary shares of the Company; (vii) the audited financial statements of the Company for the fiscal year ended 31 December 2000, (viii) the unaudited financial statements of the Company for the period ended 31 December 2001; (ix) certain internal financial analyses and forecasts prepared by the Company and Glencore and their respective management; and (x) analyses produced by other advisers and consultants instructed by the Company, including the financial information set out in the draft Listing Particulars relating to the Global Offering dated 15 February 2002.

In addition, we have held discussions with certain members of the management of the Company and the Target Companies, and other advisers and consultants instructed by the Company, and have relied upon their views, with respect to the past and current business operations of the Company and the Target Companies, the financial condition and future prospects and operations of the Company, the effects of the Acquisition and the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have visited certain representative facilities of the Company and the Target Companies and we have reviewed such other information as we deemed appropriate for the purposes of this opinion.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our opinion is based on (i) our consideration of the information the Company and Glencore and their respective representatives and advisers have supplied to us to date; (ii) our understanding of the terms upon which the Company and UK Newco intend to consummate the Merger, including, without limitation, those with respect to governance and control of the Merged Entity after consummation of the Merger; (iii) our understanding of the terms upon which the Company and Glencore intend to consummate the Acquisition; (iv) the currently contemplated capital structure and the anticipated credit standing of the Merged Entity and its subsidiaries upon consummation of the Merger; (v) the assumption that the Global Offering will be consummated as currently contemplated; and (vi) the assumption that the Merger and the Acquisition will be consummated within the time periods contemplated by the Merger Agreement and the Sale and Purchase Agreement, respectively.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Glencore and their respective representatives and advisers or otherwise reviewed by us. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company and other advisers and consultants instructed by the Company as to the expected future results of operations and financial condition of the company to which such analyses or forecasts relate and we express no opinion as to such forecasts or the assumptions on which they are based. We have also assumed that the Merger and the Acquisition will have the tax consequences described in the discussions with and materials provided to us by representatives and advisers of the Company. In particular we have assumed that the Merger and Acquisition will be accounted for under generally accepted accounting principles in the United Kingdom.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

In the ordinary course of their businesses, affiliates of JPMorgan may actively trade in the debt and equity securities of the Company and UK Newco and their respective affiliates, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

We are expressing no opinion herein as to the price at which any securities of either the Company or UK Newco will trade at any time or the price at which the Global Offering can be effected. Other factors after the date hereof may affect the value of the businesses of the Company, UK Newco and the Target Companies either before or after consummation of the Merger and Acquisition, including but not limited to (i) the total or partial disposition of the equity securities of the Company or UK Newco by their respective shareholders within a short period of time after the effective date of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, UK Newco or the Target Companies; (v) any actions taken or restrictions imposed by any governmental agencies or regulatory authorities; and (vi) timely execution of all necessary agreements to complete the Merger and the Acquisition on terms and conditions that are acceptable to all parties at interest. No opinion is expressed whether any alternative transaction might be more beneficial to the Company.

JPMorgan was not authorised to and did not investigate any alternative transaction. This opinion addresses only the fairness of the Exchange Ratio and the Acquisition Value from a financial point of view and does not address any other terms of the Merger Agreement or the Sale and Purchase Agreement. JPMorgan has not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Merger and the Acquisition, or the terms or pricing of the Global Offering, which will be determined by the Company in conjunction with its advisers having regard to the level of demand in the Global Offering.

We have acted as financial adviser to the Company and UK Newco with respect to the proposed Merger and Acquisition and will receive a fee for our services. We will also receive an additional fee if the proposed Merger and Acquisition is consummated or in certain other circumstances. Please be advised that we have had and continue to have significant and on-going financial advisory and other relationships with the Company and anticipate having such relationships with UK Newco. In particular, we will act as sponsor to UK Newco if the proposed Acquisition and Merger are consummated. In addition, an affiliate of JPMorgan has been appointed to act as the Global Co-ordinator and Joint Bookrunner of the Global Offering.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the shareholders of the Company taken as a whole, and the Acquisition Value in the proposed Acquisition is fair, from a financial point of view, to the Company.

This letter is not intended by us to give rise to any right, which is enforceable by any third party, by virtue of the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom or otherwise, and is provided solely for the information and assistance of the Board of Directors of the Company (and no other person) in connection with, and for the purposes of, their evaluation of the Merger and Acquisition, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder of the Company, UK Newco, Glencore, or any other person or be used for any other purpose. This opinion may not be used or relied upon by, or disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger, and should not be relied upon by any shareholder as such. This opinion may be reproduced in full as an annex to the Merger Agreement and in the information statement made available to shareholders of the Company with the invitation to the extraordinary general meeting at which shareholders of the Company will vote in respect of the Merger, but may not otherwise be disclosed publicly by the Company in any manner without our prior written approval. We understand that the Merger Agreement will be filed with the Zug Commercial Register for the entry therein of the Merger and will, thereupon, become part of that Register's publicly accessible records.

Very truly yours,

J.P. MORGAN PLC

By: ______________________

Name: Nicholas Draper
Title: Managing Director

TOTAL P.

COMPANY NO. 4345939

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Xstrata plc

CONTENTS

exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been validly delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

Share capital

4. The share capital of the Company on the adoption of these Articles is • divided into 50,000 non-voting deferred shares of £1 each, • ordinary shares of US $0.50 each and one special voting share of US $0.50.

Deferred shares

5. The non-voting deferred shares of £1 each (***deferred shares***) have the following rights and restrictions:

(a) on a winding-up or other return of capital, the deferred shares shall entitle the holders of the shares only to payment of the amounts paid up on those shares, after repayment to the holders of the ordinary shares of the nominal amount paid up on the ordinary shares held by them respectively and the payment of [£100,000] on each ordinary share;

(b) the deferred shares shall not entitle the holders of the shares to the payment of any dividend or to receive notice of or to attend or vote at any general meeting of the Company;

(c) the deferred shares shall not, save as provided in paragraph (d) below, be transferable;

(d) the deferred shares shall confer irrevocable authority on the Company to appoint any person to execute on behalf of the holders of any deferred shares an instrument of transfer of the shares, and/or an agreement to transfer the shares, to such person or persons as the Company may determine as a custodian of the shares or to purchase or to cancel the shares in accordance with the provisions of the Act in any such case for not more than £1 for each share being transferred, purchased or cancelled to be paid to the registered relevant holder of the shares without obtaining the sanction of the holder or holders of the shares, and pending such transfer or purchase or cancellation to retain the certificate for such deferred shares; and

(e) the Company may at its option at any time after the creation of any deferred shares but subject to the nature of the minimum capital requirement of the Act redeem all of those deferred shares then in issue at a price not exceeding £1 for each share redeemed at any one time to be paid to the relevant registered holders of the shares, upon giving the holders of the deferred shares not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for the redemption.

Special voting share

6. The special voting share shall confer on the holder of such share the rights set out in Articles 102, 103, 184 and 222. The rights attaching to the special voting share may only be varied with the consent of the holder of the special voting share.

Shares with special rights

7. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

8. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

9. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

10. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

11. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

12. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

13. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

14. Subject to the provisions of the Act, the board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

15. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 14 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 15(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Allotment after expiry

16. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

17. In this Article and Articles 14, 15 and 16:

prescribed period means any period for which the authority conferred by Article 14 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 15 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject, in each case, to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

18. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 19:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

19. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

20. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the

Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

21. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

22. Subject to the provisions of the Companies Acts, Articles 101 and 102 and to the rights attached to any class of share, the rights attached to any class of share may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any provision, either with the consent of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

23. For the purposes of Article 22, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share or shares ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares (but in no respect in priority thereto) or by the purchase or redemption by the Company of any of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

24. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares) within one month after allotment or, in the case of a transfer of fully paid shares, within five business days after lodgement of the transfer or, in the case of a transfer of partly paid shares, within two months after lodgement of the transfer. He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 179 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

25. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

26. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

27. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

28. To give effect to such sale as set out in Article 27 the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in

respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 13 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

29. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

30. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

31. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

32. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

33. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

34. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls 35. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance 36. The board may, if it thinks fit, receive from any member all or part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of payment.

FORFEITURE AND SURRENDER

Notice requiring payment of call 37. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the time and place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance 38. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares 39. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 13. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture 40. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

41. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

42. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

43. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

44. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

45. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares of that class in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

46. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

47. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

48. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

49. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the operator of the relevant system.

No fee payable on registration

50. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

51. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

Voting agreement

52. The board shall decline to register any transfer of the special voting share unless approved in accordance with the voting agreement in place between the Company and the holder of the special voting share.

No restriction on transfer

53. Save as set out in Articles 44-52 above or as required by the Companies Act or other applicable law, the Company shall not impose restrictions on the transfer of shares.

TRANSMISSION OF SHARES

Transmission

54. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

55. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed

by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

56. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

57. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 55 (elections permitted) and Article 190 (permitted deductions and retentions), have the same rights in relation to the share as he would have had if he were the holder of the share. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

58. Subject to Articles 101 (Class Rights Actions) and 101 (voting on Class Rights Actions), the Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, save that, for the avoidance of doubt, shares issued to the exchange agent for exchange pursuant to the merger between the Company and Xstrata AG pursuant to the merger agreement dated 20 February 2002 (the ***Merger***) shall not be cancelled notwithstanding that any holders of Xstrata AG shares do not tender their shares in Xstrata AG for exchange pursuant to the Merger.

New shares subject to these Articles

59. All shares created by ordinary resolution pursuant to Article 58 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

60. Whenever any fractions arise as a result of a consolidation or sub-division of shares, provided that no member is deprived of his membership of the Company, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation (but subject to the proviso in the previous sentence), the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The transferee shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

61. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

SHAREHOLDER RIGHTS

Shareholder rights

62. Notwithstanding any other provision of these Articles, no alteration or change to these Articles shall be valid which would cause a member to cease to be a member of the Company or to take away such a member's right to speak and vote at general meetings, to be paid a dividend if declared in respect of his shares and his right to receive liquidation proceeds on winding-up.

PURCHASE OF OWN SHARES

Power to purchase own shares

63. Subject to the provisions of the Companies Acts, and to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of general meeting

64. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

65. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class, or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Every resolution that could be passed at a class meeting may be passed by written resolution of all members of that class.

Convening general meetings

66. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts.

Swiss rights to have items

67. *In addition to the rights granted to members under Section 376 of the Act (to* have members' resolutions circulated), the Company shall on the requisition in writing of a member or members holding a number of ordinary shares whose total nominal value (based on prevailing exchange rates at the time such a request is made) is not less than the equivalent of CHF 1 million and at the expense of the requisitionists, give to members of the Company entitled to receive notice of general meetings, notice of any resolution which may properly be moved and is intended to be moved at an annual general meeting by such requisitionists. The Company is not bound to give notice of a resolution unless a copy of the requisition signed by the requisitionists is deposited at the registered office of the Company not less than 6 weeks before the relevant annual general meeting.

NOTICE OF GENERAL MEETINGS

Period of notice

68. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 20 clear days' notice.

Recipients of notice

69. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

70. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 73, which shall be identified as such in the notice) and the general nature of all business that is to be transacted at the meeting. All business that is transacted at an extraordinary

general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice: additional requirements

71. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 75 arrangements

72. The notice shall include details of any arrangements made for the purpose of Article 75 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

73. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. If a general meeting is not held in Switzerland then arrangements will be made for a satellite meeting place in Switzerland. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

74. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 73, then the chairman may, without the consent of the

meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 88 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

75. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

76. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 75 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 75. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

77. Subject to Article 81, if after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 73 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 73 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 73 applies) and/or postpone the time again if it decides that it is reasonable to do so.

Meaning of participate

78. For the purposes of Articles 73, 74, 75, 76 and 77, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc.

79. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where

required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

80. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

NOTICE OF ADJOURNMENT

Notice of Adjournment

81. Notwithstanding any other provision of these Articles, at least 20 clear days' notice shall be given to members of any adjourned meeting unless (i) such adjourned meeting is held only to take place on the same day as the original meeting or (ii) such adjourned meeting is held only to announce the results of a vote held at the original meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

82. No business shall be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

Class Rights Actions Quorum

83. Where a Class Rights Action (see Article 101) is to be considered at a general meeting, one of the persons present (in person or by proxy) must be the holder of the special voting share.

If quorum not present

84. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

85. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if

no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

86. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

87. Subject always to Articles 81 and 83, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 74), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

88. Any such adjournment may, subject to Article 81 (notice), the second sentence of Article 73 (satellite place in Switzerland), and Article 83, be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting in accordance with Article 119.

Amendments to resolutions

89. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of

the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

90. A resolution put to the vote of a general meeting shall be decided on a show of hands unless (i) before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded or (ii) a poll is required in accordance with Article 91. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Special Voting Share Poll

91. Any resolution to be considered at a general meeting in relation to which the holder of the special voting share is entitled to vote shall be decided on a poll.

Declaration of result

92. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

93. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

94. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

95. Subject to Article 96, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

96. All special and extraordinary resolutions shall be taken on a poll. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Poll Closing

97. The Chairman may determine that any poll may close at different times for different classes of shareholder entitled to vote on the relevant resolution.

Notice of poll

98. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

99. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

No Resolutions in writing

100. No members' resolutions in writing shall be effective.

CLASS RIGHTS ACTIONS

Class Rights Actions

101. The following actions constitute Class Rights Actions:

(a) any amendment to, or removal of, or alteration to the effect of (which shall include any ratification of any breach of) any entrenched provision; and

(b) the doing of anything which the Board determines (either in a particular case or generally) should be approved as a Class Rights Action.

Voting on Class Rights Actions

102. If the Company proposes to take any Class Rights Action such action shall require approval by special resolution passed at a general meeting of the members of the Company in relation to which the holder of ordinary shares and the holder of the special voting share are entitled to vote as a single class on a poll. On such a resolution, the holder of the special voting share shall have sufficient votes to defeat the resolution, as provided in Article 103.

VOTES OF MEMBERS

Right to vote

103. Subject to any rights or restrictions attached to any class of shares by or in accordance with these Articles:

(a) on a show of hands:

(i) subject to paragraphs (ii) and (iii), each member present in person or by proxy has one vote;

(ii) the holder of the special voting share and holders of the deferred shares shall not be entitled to vote;

(iii) a proxy appointed by a member (in respect of part or all of such shareholding) on behalf of the beneficial owner(s) of such member's shareholding (a ***Nominee Proxy***) shall also have one vote;

(b) on a poll:

(i) every member who is present in person or by proxy (except the holder of the special voting share or holders of the deferred shares) shall have:

(A) one vote for each fully paid share of which he is the holder;

(B) subject to Article 106, for each partly-paid share, such proportion of the votes attached to a fully-paid share as would mean that such proportion is the same as the proportion that the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share; and

(ii) the holder of the special voting share shall, on a Class Rights Action, have enough votes to defeat the resolution and, on votes relating to all other decisions, shall have zero votes;

(iii) the holders of the deferred shares shall not be entitled to vote.

Votes of joint holders

104. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

105. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

106. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

107. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll or to exercise any other right conferred by membership in relation to such meetings; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 188;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

108. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

109. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

110. The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

111. The Company may exercise any of its powers under Article 13 in respect of any default share that is held in uncertificated form.

Supplementary provisions

112. For the purposes of this Article and Articles 107, 108, 109, 110 and 111:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an ***approved transfer*** if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member or with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

113. Nothing contained in Articles 107, 108, 109, 110, 111 or 112 limits the power of the Company under section 216 of the Act (which provides that the Company may apply to have, inter alia, transfer and voting rights attached to shares restricted by the Court for breaches of section 212 of the Act).

Errors in voting

114. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

115. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

116. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

117. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 118, 119, 120, 121 and 122, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

118. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 119 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 77) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. Subject to Article 122, a member may appoint more than one proxy to attend on the same occasion provided that, in any such case, the member states in an instrument appointing each such proxy the number of shares in respect of which that proxy has authority to cast votes and may not appoint more than one proxy to act at the same time in respect of the same share.

Delivery/receipt of proxy appointment

119. Without prejudice to Article 79 or to the second sentence of Article 88, the appointment of a proxy shall, except in relation to an instrument deposited by the holder of the special voting share:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 77) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 77) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Special voting share proxy

120. A proxy deposited by the holder of the special voting share will be valid if it is received by or delivered to the chairman of the meeting before the close of the poll to which it relates.

Receipt of authority

121. Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 119(a), not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 77) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

Validity of proxy appointment

122. A proxy appointment which is not delivered or received in accordance with Article 119 or, as the case may be, Article 120, or in respect of which Article 121 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Rights of proxy

123. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll and shall confer a right to speak at a meeting. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

124. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary or the board may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

125. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means

of an instrument delivered to the office or to such other place as may be specified by or on behalf of the Company in accordance with Article 119(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 119(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

126. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than 2.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

127. At the first general meeting after the date of adoption of these Articles all the directors shall retire from office, and at every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

128. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

Eligibility for election

129. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company at its registered office of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

130. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

131. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

No Appointment by board

132. The board may not appoint a director (either to fill a vacancy or as an additional director).

Position of retiring directors

133. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

134. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

135. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

136. Any director (other than an alternate director) may appoint any other director, or any other person approved by ordinary resolution of the shareholders and willing to act, to be an alternate director.

Alternates entitled to receive notice

137. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence.

Alternates representing more than one director

138. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

139. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

140. An alternate director shall cease to be an alternate director:

(a) if removed by written notice given on behalf of the director for whom he acts as nominee;

(b) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(c) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(d) if he resigns his office by notice to the Company.

Method of appointment and revocation

141. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 136) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

142. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

Delegation

143. Other than by the delegation to an alternate director (by ordinary resolution as required by Article 136) or in accordance with Articles 147 - 149, a director may not delegate his authority as a director, whether by agency, substitution, power of attorney or otherwise.

POWERS OF THE BOARD

Business to be managed by board

144. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

145. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

BORROWING POWERS

146. The board may exercise all powers of the company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. There is no requirement on the directors to restrict the borrowings of the Company or its subsidiaries.

DELEGATION OF POWERS OF THE BOARD

Committees of the board

147. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Agents

148. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the

board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

149. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

150. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

151. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

152. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

153. Any director who does not hold executive office and who serves on any committee of the board, who by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 152) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

154. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

155. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to

remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

156. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

157. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

158. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

159. For the purposes of Article 158:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

160. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

161. Without prejudice to the provisions of Article 224, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer[,] [or] employee [or auditor] of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 161(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

162. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

163. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

164. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Board meetings shall take place in Switzerland. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

165. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

166. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

167. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

168. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

169. A resolution in writing executed by all the directors entitled to receive notice of meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and

effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

170. Without prejudice to the first sentence of Article 164, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote, but shall not be counted in a quorum. A quorum must be present in Switzerland. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

171. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

172. For the purposes of Article 171, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

173. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

174. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

175. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

176. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between the secretary and the Company.

MINUTES

Minutes required to be kept

177. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

178. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

179. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. A instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

180. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

181. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

182. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board

may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

183. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

184. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board. Neither the special voting share nor the deferred shares shall carry any right to receive a dividend.

Interim dividends

185. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

186. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which

the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

187. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

188. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 189 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

189. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 188.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, [the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days]; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 189(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 189(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

190. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

191. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

192. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 191, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post

193. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 212; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk

194. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 191.

Interest not payable

195. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

196. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

197. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

Record dates for dividends etc.

198. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 198(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

199. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction or to the extent determined by the board to be necessary (and the board may determine in its absolute discretion that such inspection is unnecessary if business secrets or other interests of the Company are or may be, in the opinion of the board, jeopardised by such disclosure).

Sending of annual accounts

200. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

201. Subject to the Companies Acts, the requirements of Article 200 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

RIGHT TO SPECIAL EXAMINATION

Right to a special examination

202. Notwithstanding the right set out in section 249B(2) of the Act (allowing members to require an audit of the Company in certain circumstances), any member or members holding not less than 10 per cent. of the nominal value of all outstanding shares or a number of ordinary shares whose aggregate nominal value (based on prevailing exchange rates at the time the request is made) is not less than CHF 2 million may, provided he can establish that the Company has violated the law and/or the Articles and thereby damaged the Company and/or its members, request that the Court appoint a special examiner to examine the business records of the Company and to report to the Court as to its findings. The Court may, in its discretion, order disclosure of such findings to the members.

NOTICES

When notice required to be in writing; use of electronic communications

203. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

204. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article205; or

(f) by any other method approved by the board.

Website publication by Company

205. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

206. In Article 205 ***publication period*** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 88, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 98, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

207. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

208. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

209. A member whose registered address is not within the United Kingdom or Switzerland and who sends to the Company an address within the United Kingdom or Switzerland at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

COMPANY NO. 4345939

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Xstrata plc

(adopted by special resolution passed on • 2002)

PRELIMINARY

Table A

1. The regulations in Table A of the Companies (Tables A to F) Regulations 1985 as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

Class Rights Action means any of the actions listed in Article 101;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

entrenched provision means:

the definitions in this Article 2 of Class Rights Action, entrenched provision, ordinary shares and special voting share;

(a) clause • of the Company's Memorandum of Association as in force at the date of adoption of these Articles;

(b) the first sentence of Article 60 (fractions arising);

(c) Article 62 (shareholder rights);

(d) Article 67 (Swiss convening rights);

(e) the second sentence of Article 68 (period of notice);

(f) Article 81 (notice of adjournment);

(g) Article 100 (no resolutions in writing);

(h) Article 101 (Class Rights Actions);

(i) Article 102 (voting on Class Rights Actions)

(j) Article 103 (right to vote);

(k) Article 132 (no appointment by board);

(l) Article 143 (delegation);

(m) Article 199 (Right to inspect records);

(n) Article 202 (right to special examination);

(o) Article 217 (Swiss publication);

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

ordinary shares means the ordinary shares in the capital of the Company from time to time, excluding, for the avoidance of doubt, the special voting share;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

special voting share means the special voting share in the capital of the Company having the rights set out and referred to in these Articles;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

210. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

211. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

212. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

213. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 107 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

214. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United

Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

215. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

216. Except when the subject or context otherwise requires, in Articles 204, 207, 208, 209, 210, 211, 212, 213, 214 and 215, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Swiss *publication*

217. Notices if general meetings by the Company to members must also be made by publication in the Swiss Commercial Gazette and in at least one newspaper having a circulation in Switzerland.

Notice during disruption of services

218. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom or in Switzerland as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom and Switzerland. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a circulation in the UK and in at least one newspaper having a circulation in Switzerland. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

219. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

220. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 219 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 219 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 219 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 219 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 219 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article or Article 219 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 219 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 219; and

(g) any reference in this Article or Article 219 to the destruction of any document includes a reference to its disposal in any manner.

WINDING UP

Liquidator may distribute in specie

221. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Liquidation proceeds

222. On a winding up, the assets of the company shall be distributed in proportion to the amount of paid up nominal capital on such shares, provided that the special voting share shall be subject to a maximum payment of the paid up nominal capital on such share and the rights of holders of deferred shares shall be subject to the limits set out in Article 5.

Disposal of assets by liquidator

223. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors [and officers]

224. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

SHARE CONTROL LIMITS

Rule 9 City Code limitation

225. A person must not:

(a) whether by himself, or with persons determined by the board to be acting in concert with him, acquire shares which, taken together with shares held or acquired by persons determined by the board to be acting in concert with him, carry 30 per cent. or more of the voting rights attributable to ordinary shares of the Company; or

(b) whilst he, together with persons determined by the board to be acting in concert with him, holds not less than 30 per cent. but not more than 50 per cent. of the voting rights attributable to ordinary shares of the Company, acquire, whether by himself or with persons determined by the board to be acting in concert with him, additional shares which, taken together with shares held by persons determined by the board to be acting in concert with him, *increases his voting rights attributable to ordinary shares of the Company,*

(each of (a) and (b) a ***Limit***), except as a result of a Permitted Acquisition.

Breach of Articles

226. Where any person breaches any Limit, except as a result of a Permitted Acquisition, that person is in breach of these Articles.

Action by the Board

227. The board may do all or any of the following where it has reason to believe that any Limit is or may be breached:

(a) require any member to provide such information as the board considers appropriate to determine any of the matters under Articles 225-231;

(b) have regard to such public filings as it considers appropriate to determine any of the matters under this Articles 225-231;

(c) make such determinations under Articles 225-231 as it thinks fit, either after calling for submissions from affected members or other persons or without calling for such submissions;

(d) determine that the voting rights attached to such number of shares held by such persons as the board may determine to be held in breach of these Articles (***Excess Shares***) are from a particular time incapable of being exercised for a definite or indefinite period;

(e) determine that some or all of the Excess Shares must be sold;

(f) determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period;

(g) take such other action as it thinks fit for the purposes of Articles 225-231 including:

(i) prescribing rules (not inconsistent with Articles 225-231);

(ii) setting deadlines for the provision of information;

(iii) drawing adverse inferences where information requested is not provided;

(iv) making determinations or interim determinations;

(v) executing documents on behalf of a member;

(vi) converting any Excess Shares held in uncertificated form into certificated form;

(vii) paying costs and expenses out of proceeds of sale; and

(viii) changing any decision or determination or rule previously made.

Permitted Acquisitions

228. An acquisition is a Permitted Acquisition if the board consents to the acquisition or if the acquisition is made in circumstances in which the City Code on Takeovers and Mergers (the ***City Code***), if it applied to the Company, would not either prohibit such acquisition, or require an offer to be made as a consequence (whether or not the City Code actually applies to the Company).

Validity

229. Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or by the chairman of any meeting acting in good faith under or pursuant to the provisions of Articles 225-231 shall be final and conclusive; and anything done by, or on behalf of, or on the authority of, the board or any director acting in good faith pursuant to the provisions of Articles 225-231 shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with Articles 225-231.

Attorney

230. Any one or more of the directors may act as the attorney(s) of any member in relation to the execution of documents and other actions to be taken for the sale of Excess Shares determined by the board under Article 227.

Interpretation

231. Where used in Articles 225-231, the phrases ***acting in concert*** and ***voting rights*** shall be have the meanings ascribed to them in the City Code. Articles 225-231 only apply whilst the City Code does not apply to the Company.

Name and address of subscriber	Number of shares taken

Date:

Witness to signatures:

Exhibit 5

Information Memorandum (released February 27, 2002) for the shareholders of Xstrata AG concerning the proposed merger of Xstrata AG with Xstrata plc.

INFORMATION MEMORANDUM

for the

SHAREHOLDERS of XSTRATA AG

concerning the

PROPOSED MERGER of XSTRATA AG with XSTRATA PLC

FEBRUARY 2002

Information Memorandum

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

J.P. Morgan plc, or its associated affiliates, is acting for Xstrata AG and Xstrata plc and no one else in connection with the Merger, Acquisitions and Admission and will not be responsible to anyone other than Xstrata AG and Xstrata plc for providing the protections afforded to customers of J.P. Morgan plc, or its associated affiliates, nor for providing advice in relation to the Merger, Acquisitions or Admission.

Important preliminary remark regarding United States securities laws

The Merger described in this document will entail the exchange of shares of Xstrata AG, a Swiss company, for those of Xstrata plc, a company incorporated in England (which will be the surviving company), and no offer of securities is being made to any person in any jurisdiction to whom or in which such offer is unlawful. To the extent related disclosure requirements apply, these are of a foreign (i.e. non-US) country that are different from those of the United States. The unaudited pro forma financial information annexed to this document and the other financial information referred to in this document have been prepared in accordance with UK GAAP or other non-US GAAP and may not be comparable to the financial statements of US companies.

It may be difficult for you (as a shareholder of Xstrata AG receiving shares from Xstrata plc) to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located outside the United States, and some or all of its officers and directors may be residents of countries outside the United States. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

For a discussion of the action to be taken by Xstrata AG Shareholders please refer to Section 9 of this document entitled "Action to be taken by Xstrata AG Shareholders".

Information Memorandum

Contents

Information Memorandum

Sources of further Information available to Xstrata AG Shareholders

The following further materials are important for the Xstrata AG Shareholders and are available to them upon request from Xstrata AG:

- Invitation to the Xstrata AG Shareholders' Meeting convened for 19 March 2002;
- Annual Report of Xstrata AG for the financial year ended 31 December 2001 (including auditors' report);
- Copy of the Merger Agreement between Xstrata AG and Xstrata plc dated 20 February 2002, including the following Annexes:
  - audited annual financial statements of Xstrata AG (holding company) for the year ended 31 December 2001;
  - audited annual consolidated financial statements of Xstrata AG and its subsidiaries for the year ended 31 December 2001;
  - pro-forma unconsolidated balance sheet of Xstrata AG (reflecting the financial position as if the Xstrata AG Hive-Down had taken place as of 1 January 2002);
  - fairness opinion from J.P. Morgan plc; and
  - proposed Memorandum and Articles of Association of Xstrata plc.

These documents (the ***Other Shareholder Materials***) may be obtained from the following address:

Xstrata AG
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Switzerland

Tel: +41 41 726 60 75
Fax: +41 41 726 60 89

German translations of the Other Shareholder Materials (other than the pro forma unconsolidated balance sheet of Xstrata AG and the fairness opinion from J.P. Morgan plc) will be available shortly from Xstrata AG at the same address.

Information Memorandum

1. Background and Summary of Proposed Merger and other Transactions

1.1 Background

On 21 February 2002, Xstrata AG announced that it had entered into an agreement with Glencore International to acquire the Australian (Enex) and South African (Duiker) coal operations of Glencore. At the same time it was announced that approval would be sought from Xstrata AG Shareholders to the merger of Xstrata AG with a newly incorporated UK company, Xstrata plc. Xstrata plc will seek admission of its ordinary shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange and will seek a secondary listing on SWX Swiss Exchange.

The purpose of this document, which is being issued by Xstrata AG, is to set out the background to, and reasons for, the Acquisitions and the Merger and to explain why the directors of Xstrata AG believe that the Acquisitions and the Merger are in the best interests of Xstrata AG Shareholders. Shareholder approval to the Merger will be sought at a shareholders' meeting to be held on 19 March 2002 in the Burgbachsaal Zug, Dorfstrasse 12, 6300 Zug. Notice of the meeting was published in the Swiss Commercial Gazette on 25 February 2002 and in the Neue Zürcher Zeitung on 26 February 2002.

1.2 Rationale for the Acquisitions and the Merger

The board of directors of Xstrata AG believes that the acquisition of the Enex and Duiker coal operations will realise a number of key benefits for Xstrata AG Shareholders. The addition of a third major commodity business, which has a different pricing cycle and in which the Group will have a significant market position, will provide critical mass and significantly enhance and diversify earnings. In addition, the cost-competitive, cash-generative nature of the assets will provide stable, predictable cash flows, which will allow the Group to de-leverage its balance sheet. The London listing will broaden access to the international capital markets, and will provide increased liquidity for current and prospective shareholders.

It is the Group's strategy to achieve growth as a natural resources business and to enhance overall value for its shareholders. Xstrata plc intends to pursue this strategy by:

- using its critical mass acquired as a result of the Acquisitions, strong cash flows and financial flexibility to provide a platform for exploitation of high quality acquisition opportunities as they arise;
- increasing performance whilst maintaining its position as a cost competitive producer thereby maximizing returns; and
- actively managing the asset portfolio in order to increase long-term returns.

The board of directors of Xstrata AG believes that the above factors, combined with the Group's strong management team and its commercial arrangements with Glencore, will put the Group in a strong position to pursue its strategy of growth and increasing returns for its shareholders.

1.3 Key steps in the implementation of the Acquisitions and the Merger

The following is a summary of the key steps involved in the implementation of the Acquisitions and the Merger.

- As a preliminary step, Xstrata AG will transfer substantially all of its assets and liabilities to its new wholly-owned Swiss subsidiary, Xstrata (Schweiz) AG, in exchange for newly issued shares of Xstrata (Schweiz) AG, (the ***Xstrata AG Hive-Down***). Further information on the Xstrata AG Hive-Down is set out in section 5 below;
- Subject to the approval of Xstrata AG Shareholders, Xstrata AG will merge into Xstrata plc by way of an international merger (the ***Merger***). As a result of the Merger, Xstrata AG will be dissolved and Xstrata plc will be the surviving company. Further information on the Merger is set out in section 4 below;
- At the same time as the Merger becomes effective, the Acquisitions will be completed. The acquisition price is payable partly in new Xstrata plc Ordinary Shares to be issued to Glencore International, partly by the assumption of debt of the Enex Group and the Duiker Group and partly in cash payable to the Vendors raised pursuant to an issue of new Xstrata plc Ordinary Shares and through the Syndicated Loan Facility. Further information on the Acquisitions is set out in section 3, on the new Xstrata plc Ordinary Shares in section 2.10 and on the Syndicated Loan Facility in section 2.8 below;
- Application will be made for all new Xstrata plc Ordinary Shares, including those issued to the Xstrata AG Shareholders pursuant to the Merger, to be listed on the London Stock Exchange, with a secondary listing on SWX Swiss Exchange. Further information on Admission is set out in section 2.11 below; and

- Completion of the Acquisitions and the Merger is interconditional, and is subject to a number of further conditions, including Admission of the Xstrata plc Ordinary Shares.

1.4 Summary of the Merger

The Merger will be structured as a takeover of all assets and liabilities of Xstrata AG by Xstrata plc under an international merger without liquidation of Xstrata AG in compliance with Art. 748 of the Swiss Code of Obligations and applicable laws of England. The implementation of the Merger and completion of the Acquisitions will be interconditional. By the time the Merger becomes effective, the Xstrata AG Hive-Down will have been completed, so that the assets being transferred under the Merger will substantially comprise the increased shareholding of Xstrata AG in Xstrata (Schweiz) AG received in consideration for the contribution of its business to Xstrata (Schweiz) AG (see section 5.2).

When the Merger takes effect, Xstrata AG and the outstanding Xstrata AG Shares will cease to exist and the Xstrata AG Shareholders will become entitled to receive 10 new Xstrata plc Ordinary Shares of US$0.50 each for each Xstrata AG Share previously held. The Xstrata plc Ordinary Shares to which Xstrata AG Shareholders are entitled may be obtained by delivery of their (former) Xstrata AG Shares to the Exchange Agent.

The Merger is subject to approval by a two-thirds majority of all the votes which may be cast by Xstrata AG Shareholders present or represented at the shareholders meeting of Xstrata AG to be held on 19 March 2002.

Further information about the Merger is set out in section 4. A copy of the Merger Agreement is included in the Other Shareholder Materials and a summary of the consequences of the Merger for Xstrata AG Shareholders is set out in section 7.

1.5 Fairness opinion and directors' recommendation

The board of directors of Xstrata AG has received an opinion from J.P. Morgan plc that it considers the amounts payable by the Group for the Acquisitions to be fair, from a financial point of view, to Xstrata AG, and the ratio for the exchange of new Xstrata plc Ordinary Shares for (former) Xstrata AG Shares under the Merger to be fair, from a financial point of view, to Xstrata AG Shareholders taken as a whole. A copy of J.P. Morgan plc's opinion is included in the Other Shareholder Materials.

The Board of Xstrata AG recommends Xstrata AG Shareholders to vote in favour of the related resolution approving the Merger Agreement and the dissolution of Xstrata AG at the forthcoming Xstrata AG Shareholders' Meeting. Xstrata AG Shareholders are invited to attend the shareholders' meeting to be held on 19 March 2002 in person or by proxy and to vote at that meeting in favour of the Merger (see section 9).

2. Xstrata plc - The Surviving Company

2.1 Incorporation and Activity

Xstrata plc was incorporated in England and Wales and has its registered office (equivalent to its corporate seat) at Becket House, 1 Lambeth Palace Road, London SE1 7EU, UK. Xstrata plc's head office is at Xstrata AG's offices at Bahnhofstrasse 2, 6301 Zug, Switzerland.

Xstrata plc's auditors are Ernst & Young LLP, London.

Xstrata plc has not engaged in any business activity since its incorporation except in connection with the transactions described in this document. Xstrata plc was formed to become the holding company of the Group with effect from the Merger becoming effective.

2.2 Share Capital

At Completion the share capital of Xstrata plc will consist of:

(a) issued share capital of £50,000 divided into 50,000 deferred ordinary shares of £1 each;

(b) issued share capital of at least US$94,500,000 divided into at least 189,000,000 Xstrata plc Ordinary Shares of US$0.50 each; and

(c) a special voting share (see section 2.3).

All Xstrata plc Ordinary Shares will be in registered form. Subject to the provisions of the CREST Regulations, the board of directors of Xstrata plc may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations).

2.3 Xstrata plc's Memorandum and Articles of Association

Xstrata plc's Memorandum of Association sets out, amongst other things, the objects of Xstrata plc. Xstrata plc's Articles will set out the rights attaching to the Xstrata plc Ordinary Shares to be issued to Xstrata AG Shareholders in the Merger, as well as certain other procedural matters relating to the operation of Xstrata plc.

A copy of the draft Articles forms an Annexure to the Merger Agreement which is included in the Other Shareholder Materials. Prior to the Merger, Xstrata plc has agreed to adopt Articles substantially in the form of that draft.

Set out below is a summary of certain provisions of the draft Articles (see section 2.12 for a discussion of how these rights will affect you in comparison to your rights as an Xstrata AG Shareholder):

Voting rights

Each Xstrata plc Ordinary Share will entitle the registered holder to attend, speak and vote at general meetings of Xstrata plc. Registered holders of Xstrata plc Ordinary Shares will be entitled to one vote on a show of hands or one vote per Xstrata plc Ordinary Share on a poll. Registered holders of Xstrata plc Ordinary Shares, including nominees for Swiss shareholders, may also appoint one or more proxies to attend, vote and speak in their stead.

Special voting share

The Articles have been drafted so that certain rights that Xstrata AG Shareholders currently enjoy under Swiss law are preserved in Xstrata plc. Under English law any provision of the Articles can always be amended by special resolution (requiring a 75% majority of those present and voting, in person or by proxy). Consequently, a special voting share has been created which carries weighted voting rights. Consent from the holder of this special voting share will be required in order to alter certain provisions of the Articles. The holder of the special voting share will separately agree, under a voting agreement with Xstrata plc (the ***Voting Agreement***), to give its consent to alter certain provisions of these Articles only if 100% of the holders of Xstrata plc Ordinary Shares agree. Those provisions include the following:

- the right not to have changes made to the Articles which would cause a member to cease to be a member or take away a member's rights to speak and vote at general meetings, to be paid a dividend if one is declared and to receive liquidation proceeds on a winding up;
- the right of shareholders to requisition a general meeting (if they hold Xstrata plc Ordinary Shares whose nominal value is equivalent to CHF 1 million or more);
- the right to at least 20 clear days' notice of all shareholder meetings;

- the right to appoint directors and alternate directors;
- the right not to have membership withdrawn by consolidation of share capital;
- a provision that a proxy appointment includes the right to demand a poll and confers the right to speak at a meeting;
- the right to inspect records;
- the right to a special examination of transactions and other matters affecting shareholder rights; and
- a provision requiring the publication of notices relating to Xstrata plc in the Swiss Commercial Gazette and at least one leading Swiss newspaper.

Dividends and other distributions
Each Xstrata plc Ordinary Share will entitle the holder to receive dividends declared and paid on the Xstrata plc Ordinary Shares and to receive a share of any surplus available to shareholders (after the payment of creditors' claims) in the event of a liquidation.

Transfer of shares
The Xstrata plc Ordinary Shares are freely transferable subject to payment of applicable UK stamp duty or SDRT, and the power of the board to refuse to register transfers (duly stamped) unless certain informational requirements set out in the Companies Act relating to the disclosure of interests in shares have been complied with. The board would not normally exercise this power merely because Xstrata plc Ordinary Shares are held through a bank in Switzerland (see section 2.12).

Takeover Restrictions
It is currently understood that the City Code will not apply to Xstrata plc, since despite being incorporated in the UK, it is not resident in the UK for the purposes of the City Code as it does not have its place of central management in the UK. Xstrata plc has also been advised that the Swiss Stock Exchange and Securities Trading Act which governs takeovers of Swiss companies, will not apply to it because it is not incorporated in Switzerland. As a result, a takeover of Xstrata plc would be unregulated by each of the UK and Swiss takeover authorities.

Xstrata plc intends to observe best corporate governance practice in the UK, and given that Xstrata plc will not be governed by the City Code, has incorporated provisions in the Articles to provide shareholders with certain takeover protections which will be administered by the board of directors of Xstrata plc. Glencore International has undertaken in the Relationship Agreement (as defined in section 6.5) to observe these provisions. Broadly, these provisions provide that where either:

(a) a person (alone or together with concert parties) acquires 30% or more of Xstrata plc's voting rights; or

(b) a person (alone or together with concert parties) holding between 30% and 50% of Xstrata plc's voting rights acquires further voting rights,

then, unless such acquisition is accompanied by an unconditional general offer to shareholders in cash, or accompanied by a full cash alternative at not less than the highest price paid by the bidder and its associates in the preceding 12 months (as if Rule 9 of the City Code applied to Xstrata plc), or unless the board of Xstrata plc agrees otherwise, that person will be in breach of the Articles. In that event, the board of Xstrata plc has authority to withhold dividends, impose voting restrictions and ultimately, compulsorily to divest shares acquired or held in breach of the Articles.

Other Provisions
The Articles contain a number of other provisions relating to, *inter alia*, the appointment and removal of directors, the conduct of Xstrata plc board of directors and shareholder meetings and the variation of shareholders' rights.

2.4 Directors, Senior Management and Employees
The board of directors of Xstrata plc will be chaired by Willy Strothotte. The other members of the board of directors will be Michael Davis, Trevor Reid, Santiago Zaldumbide, Dr. Reto Domeniconi, Ivan Glasenberg, Paul Hazen, David Issroff, Robert MacDonnell, Sir Steve Robson and Dr. Frederik Roux. In addition, David Rough has agreed to become a non-executive director and deputy chairman of Xstrata plc with effect from 1 April 2002.

Directors' and other interests
The directors of Xstrata plc, their family members and certain connected persons, are interested in an aggregate of 2,820 Xstrata AG Shares (or 28,200 Xstrata plc Ordinary Shares on Completion of the Merger).

Directors' Service Agreements
Michael Davis and Trevor Reid will have employment agreements with a Group company to provide their services as chief executive and chief financial officer respectively to Xstrata plc and Xstrata (Schweiz) AG. These agreements are on substantially the same terms as their current agreements. Santiago Zaldumbide will be engaged as a director of Xstrata plc on the terms of a letter of appointment. The appointment will be on an indefinite basis subject to the existence of the agreement between Mr. Zaldumbide and Asturiana, pursuant to which Mr. Zaldumbide acts as Chairman of Asturiana, and he will receive no additional remuneration for his position as a director of Xstrata plc.

All other directors of Xstrata plc will be engaged as non-executive directors (and Mr. Willy Strothotte as chairman) for an initial term of up to 36 months and thereafter terminable by each director on six months notice. The appointment of the non-executive directors is terminable at any time by Xstrata plc. The aggregate of the fees payable to the non-executive directors of Xstrata plc for the year ending 31 December 2002 (excluding remuneration payable under employment agreements) is expected not to exceed US$750,000.

Profiles of Executive Directors
Michael Davis, aged 44, Chief Executive. Mr. Davis was appointed as Chief Executive of Xstrata AG in October 2001. He joined Gencor Limited in early 1994 from Eskom, the South African electricity utility company, where he was an Executive Director. Mr. Davis was appointed Executive Chairman of Ingwe Coal Corporation Limited in 1995, and Chief Financial Officer and an Executive Director of Billiton plc in July 1997.

Trevor Reid, aged 41, Finance Director. Mr. Reid was appointed Finance Director of Xstrata AG in January 2002. Prior to joining Xstrata AG, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector.

Santiago Zaldumbide, aged 59, Executive Director, Chief Executive of the Zinc business and Executive Chairman of Asturiana. Mr. Zaldumbide is a previous Chief Executive Officer and director of Unión Explosivos Rió Tinto, and of Petróleos del Norte. In 1990, Petróleos del Norte became part of the Repsol Oil Group where Mr. Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994 he was appointed Chief Executive Officer of the Corporación Industrial de Banesto and in December 1997 Chairman and Chief Executive Officer of Asturiana de Zinc SL.

Profiles of Non-Executive Directors
Willy Strothotte, aged 58, is Chairman of Glencore International AG. From 1961 to 1978 Mr. Strothotte held various positions with responsibility for international trading in metals and minerals with Frank & Schulte, C Tennant Sons & Co and ICC Metals. In 1978, Mr. Strothotte joined Glencore International, taking up the position of head of metals and minerals in 1984. Mr. Strothotte was appointed CEO of Glencore in 1993, and held the combined positions of chairman and CEO from 1994 until 2001. Mr. Strothotte has been chairman of Xstrata AG since 1994, and is also currently a director of Metaleurop SA, Century Aluminium Corporation, Anaconda Nickel Ltd and Asturiana de Zinc SL.

Dr. Reto Domeniconi, aged 65, joined the board of Xstrata AG in 1997. He was Chief Financial Officer and member of the board of Nestlé S.A., Suez Lyonnaise des Eaux, and other industrial groups and banks (Chairman of Coutts & Co. AG). He is also currently a director of Gucci Group NV and Sulzer AG.

Ivan Glasenberg, aged 45, is Chief Executive Officer of Glencore International which he joined in 1984. He worked in the coal department in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and Beijing offices. In 1991 he became head of the coal department and in 2002 Chief Executive Officer of Glencore International.

Paul Hazen, aged 60, joined the board of Xstrata AG in 2000. Mr. Hazen is former Chairman and CEO of Wells Fargo and Company. Mr. Hazen retired in April 2001 as Chairman after a 30 year career with the bank. Mr. Hazen is currently Chairman of Accel-KKR, and senior advisor to KKR. He also serves as deputy chairman and director of Vodafone Plc, and as a director of Safeway, Inc., Phelps Dodge Corporation, E.piphany, Inc., Willis Group Ltd. and KSL Recreation Corporation.

David Issroff, aged 35, joined the board of Xstrata AG in 2000. Mr. Issroff joined Glencore South Africa in 1989. In 1992 he transferred to Glencore's Head Office in Switzerland with responsibility for the marketing of ferroalloys. In 1997 he was appointed head of the Ferroalloys Division.

Robert MacDonnell, aged 64, joined the board of Xstrata AG in 1997. Prior to joining Kohlberg Kravis Roberts & Co. in 1976, Mr. MacDonnell was a Management Consultant at Arthur Andersen & Co. He subsequently formed his own firm, which specialised in small management buyouts. Mr. MacDonnell became the first non-founding partner of KKR in 1982. As such, he participated in virtually all investment decisions until the firm expanded in the late 1980s. Mr. MacDonnell is also currently a director of Safeway, Inc. and is a partner in US Natural Resources, Inc. and Pacific Realty.

Sir Steve Robson CB, aged 58, retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit. Sir Steve is a director of Cazenove plc and Royal Bank of Scotland Group.

David Rough, aged 51, was Group Director (Investments) of Legal & General Group Plc from 1 June 1991 until 31 December 2001 when he stepped down prior to retiring from Legal & General in June 2002. As Group Director (Investments) Mr. Rough headed all aspects of fund management within Legal & General Investments. Mr. Rough joined Legal & General Investments as UK Equities Director in January 1989. Prior to this he worked as Investment Manager for Royal Insurance, which he joined in 1972. Mr. Rough has agreed to become a Non-executive Director and Deputy Chairman of the Company with effect from 1 April 2002.

Dr. Frederik Roux, aged 54, joined Johannesburg Consolidated Investment Company Limited in 1976, where he held positions in the Finance, Base Metals, Gold and Platinum divisions. In 1990 he joined Gencor Limited where he became Chairman of Alusaf and Executive Director (responsible for Base Metals and Heavy Minerals). Since 1997, he has pursued private business interests in game ranching and safaris in South Africa.

Profiles of Corporate Management

Brian Azzopardi, aged 34, Group Controller. Mr. Azzopardi joined Xstrata AG in 1997. He is a fellow of the Chartered Association of Certified Accountants, United Kingdom. Mr. Azzopardi worked for six years at PricewaterhouseCoopers in Milan and Russia in the areas of audit and business advisory. In 1995 he was appointed as Group Financial Controller of Alfa Group, a prominent financial industrial group based in the Russian Federation.

Gavin Foley, aged 45, General Manager, Business Development. Mr. Foley joined Xstrata AG in 1998. Mr. Foley has two engineering degrees and was employed in the South African mining industry for 10 years prior to becoming a mining investment analyst for eight years. Mr. Foley was employed in the investment banking sector in London for two years prior to joining Xstrata AG.

Marc Gonsalves, aged 40, General Manager, Corporate Affairs. Mr. Gonsalves joined Xstrata AG in January 2002. He has 11 years experience in the mining industry in the field of investor, media and government relations. He was Vice President Investor Relations and Communications at BHP Billiton prior to joining Xstrata AG.

Benny Levene, aged 37, chief legal counsel. Mr. Levene joined Xstrata AG in 1997. Mr. Levene holds the degrees Bachelor of Commerce, Bachelor of Laws and Master of Laws, and is admitted as an attorney of the Supreme Court of South Africa. He was a commercial partner of Werksmans Attorneys in South Africa for four years before joining Xstrata AG.

Profiles of Operational Management

Peter Coates, aged 55, Chief Executive of the Coal Business. Mr. Coates has a degree in mining engineering with 37 years experience. He occupied a number of senior positions prior to joining Glencore in 1999. Since 1994, Mr. Coates has directed Glencore's coal operations in Australia and Colombia.

Petrus Johannes Nienaber, aged 51, Chief Executive of Xstrata's ferroalloys business. Mr. Nienaber holds both a Bachelor and Honours degree in Engineering. Mr. Nienaber started his career as an Iscor bursary holder at Iscor Steelworks in Newcastle and worked for 14 years in the ferroalloy industry at both Samancor and CMI until in 1988 he became one of the founders of what is now the Xstrata AG Group's chrome operations.

Santiago Zaldumbide, in addition to being an Executive Director of Xstrata plc, is Chief Executive of the Zinc business and Executive Chairman of Asturiana.

Employees

Upon Completion of the Merger and the Acquisitions, the Group is expected to have approximately 11,900 employees world-wide.

2.5 Share Schemes

Upon Completion of the Merger and the Acquisitions, options and awards which are outstanding (the Xstrata AG Group Management and Employee Share Incentive Scheme and the Xstrata AG Directors' Incentive Scheme) will be replaced by equivalent rights over such proportionate number of Xstrata plc Ordinary Shares as will ensure that the intrinsic value of the rights immediately before and after the Merger remains unaffected. Xstrata plc will assume responsibility for satisfying the replacement rights but no further options or awards will be granted under the Xstrata AG Share Schemes.

It is proposed that after Admission Xstrata plc will operate a new long-term share incentive scheme for the Group which will provide for the grant of options and contingent awards of free Xstrata plc Ordinary Shares which will be subject to performance targets. The new plan will be consistent with the Group's reward philosophy, which will aim to provide superior rewards for outstanding performance and a high proportion of "at risk" remuneration for executive directors and senior management.

2.6 Pensions

There are pension plans in which employees of the Group participate. The benefits under the plans vary in different jurisdictions. Contributions to the plans are made by the Group, in some cases jointly with employees, and are generally based on a fixed percentage of pensionable salary of up to 20%.

The Group intends to establish money purchase (savings) retirement benefit plans and risk benefit insurance plans for certain senior employees, whose participation will be at the invitation of the Group. Michael Davis and Trevor Reid have accepted the Group's invitation to participate in the retirement benefit plans from their respective dates of joining the Group.

It is intended that contributions to the retirement benefit plans will be calculated (in accordance with actuarial advice) with the objective of accumulating sufficient funds over the working lifetime of each executive to provide an overall target pension which will be equivalent to approximately 60% of final salary at normal retirement age, for executives who begin participating in the plans at the age of 40. The actual benefits payable will however be based on the amount which has accumulated in that member's money (savings) purchase account.

Such contributions are inclusive of contributions from the relevant individuals whose contracts of employment set out the rates, if any, that they are required to pay as members. In the case of Trevor Reid the rate of contribution will be 5% of base salary. For Michael Davis the contribution rate will be 0%.

Where it is mandatory for a relevant individual to participate in a retirement benefit plan in the country in which he is employed (other than social security), the Group will pay contributions to such scheme in addition to those described above.

2.7 Corporate Governance

The Combined Code provides that the board of directors of a UK public company should include a balance of executive and non-executive directors, with non-executive directors comprising at least one-third of the board. The Combined Code further provides that a majority of non-executive directors should be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Combined Code requires the Xstrata plc board of directors to establish an audit committee, a remuneration committee and a nominations committee. The Combined Code also requires that a majority of the members of the nominations committee and all members of the audit committee should be non-executive directors the majority of whom are free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Combined Code requires that all members of the remuneration committee should be non-executive directors all of whom are free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Willy Strothotte will be a member of the remuneration committee although he is chairman of Glencore International. With this exception, following the Merger and Admission, the board of directors of Xstrata plc intends to comply with the requirements of the Combined Code.

In addition, Xstrata plc will, upon Admission, comply with a code of securities dealings in relation to the Xstrata plc Ordinary Shares and other securities which is based on, and is no less exacting than, the Model Code published in the UK Listing Rules. The code will apply to the directors of Xstrata plc and relevant employees of the Group.

2.8 Syndicated Loan Facility
Prior to Admission, Xstrata plc, Xstrata (Schweiz) AG, certain members of the Group, the underwriters of the syndicated loan and certain other banks will enter into the Syndicated Loan Facility Agreement pursuant to which the banks will make available to Xstrata (Schweiz) AG and certain members of the Group facilities of up to US$2,000,000,000 as follows: (i) a committed 364 day term loan facility up to the amount of US$600,000,000, subject to extension; (ii) a five year committed multicurrency revolving credit facility up to the amount of US$750,000,000; and (iii) a committed five year amortising term loan up to the amount of US$650,000,000.

The purpose of the Syndicated Loan Facility is to finance the Acquisitions (other than the acquisition of the Enex Group), refinance certain existing financial indebtedness of certain members of the Group, finance the working capital requirements and general corporate purposes of certain members of the Group and permitted acquisitions.

The borrowings will bear interest at margins over the London inter-bank offered rate.

2.9 Dividend Policy
The directors of Xstrata plc intend to adopt a progressive dividend policy which will take into account the underlying growth in earnings of the Group, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover. However, as a company incorporated in England and Wales, Xstrata plc may only pay dividends if distributable profits are available for the purpose; as a holding company, Xstrata plc will be dependent upon dividends and interest distributed to it by its subsidiaries.

The directors of Xstrata plc intend that Xstrata plc will pay a final dividend in April 2003 in respect of the year ending 31 December 2002 and an interim dividend in September 2003 in respect of the half year to 30 June 2003. Thereafter, the directors of Xstrata plc intend that interim and final dividends will be paid in September and April in each year in the approximate proportions of one-third and two-thirds of the total annual dividend, respectively.

Xstrata plc will publish its accounts in US$. Any dividends declared by Xstrata plc will generally be paid in US$ unless an Xstrata plc shareholder elects to receive dividends in pounds sterling, Euro or CHF. Fluctuations in the exchange rate between pounds sterling, Euro or CHF and US$ will affect the pounds sterling, Euro or CHF amount received in respect of dividend payments declared in US$ by Xstrata plc.

2.10 Creation of New Shares
All new Xstrata plc Ordinary Shares will be fully paid up, i.e. without the shareholders of Xstrata plc receiving them being liable for further payment. The new Xstrata plc Ordinary Shares will be in registered form, so that only those persons whose names appear in Xstrata plc's register of members will be recognised as the legal holders of Xstrata plc Ordinary Shares (see section 2.12).

New Shares for Xstrata AG Shareholders
Upon the Merger taking effect, the Xstrata plc Ordinary Shares issued for the benefit of the Xstrata AG Shareholders will be registered in the name of the Exchange Agent who, pending the delivery of the Xstrata AG Share certificates for corresponding Xstrata AG Shares and registration of the Xstrata AG Shareholders or other nominee in Xstrata plc's register of members will act as nominee for each former shareholder of Xstrata AG. In the Merger Agreement, Xstrata plc has undertaken to register promptly as holders of the new Xstrata plc Ordinary Shares all former shareholders of Xstrata AG or other nominees to whom legal title to those shares has been transferred following delivery of their Xstrata AG Shares to the Exchange Agent.

New Shares as Consideration for the Acquisitions
Under the Acquisition Agreement, part of the consideration will consist of the issue to Glencore International of Xstrata plc Ordinary Shares which when added to those received under the Merger will result in Glencore International holding 40% of the issued Xstrata plc Ordinary Shares.

Issue of Xstrata plc Ordinary Shares
Xstrata plc intends to finance and pay for a portion of the cash element of the consideration for the Acquisitions with the proceeds of an issue of Xstrata plc Ordinary Shares.

2.11 Listing on the London Stock Exchange and SWX Swiss Exchange
Application will be made for the Xstrata plc Ordinary Shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for Listed Securities with a secondary listing on SWX. The Xstrata AG Shares will be delisted from SWX pursuant to the Merger.

The Xstrata plc Ordinary Shares are expected to qualify for inclusion in the FTSE UK index series and application has been made for their inclusion in the SPI index.

2.12 Holding of Xstrata plc Ordinary Shares
Options available to Swiss holders of Xstrata AG Shares with respect to the Xstrata plc Ordinary Shares to which they will become entitled in the Merger will include the following:

(a) They may require delivery of share certificates for the Xstrata plc Ordinary Shares. In this case, the Xstrata plc Ordinary Shares will be registered in the holder's own name and the holder will receive all dividend payments and shareholder communications directly from Xstrata plc. The share certificate will need to be surrendered in the case of any dealing with the Xstrata plc Ordinary Shares, and a replacement certificate issued in respect of any balance of shares retained. The holding of a share certificate is likely to produce a delay should the shareholder wish to sell on a recognised stock exchange.

(b) [Former] Xstrata AG Shareholders may also choose to keep their shares with a bank in Switzerland in which case SIS or a nominee of SIS will be the registered holder in the register of Xstrata plc for all shares so held. All dividend payments will in this case be credited to the relevant banks for their customers. Credit Suisse, UBS AG and Zürcher Kantonalbank will also be mandated to distribute notices and other communications of Xstrata plc directly to shareholders being customers of these banks. Xstrata plc's Articles will allow for SIS or its nominee, as registered holder, through the banks to grant proxies to customers in respect of the Xstrata plc Ordinary Shares beneficially owned by those customers, allowing them to participate, speak and vote in person at Xstrata plc shareholders' meetings, including the satellite meeting held in Switzerland which will be in electronic communication with the main shareholder meeting in the UK.

    Swiss residents who have interests in Xstrata plc Ordinary Shares will also be notified of shareholder meetings and other relevant company events in the same way as shareholders of Xstrata AG presently are, i.e. by publication in the Swiss Commercial Gazette and at least one leading Swiss newspaper.

    Shares held through a bank in Switzerland will be capable of being traded on SWX and bought and sold in CHF.

    The board of Xstrata plc does not generally intend to exercise any powers under the Articles against those who hold shares through a bank in Switzerland, for example, merely because the bank is not permitted to disclose their identity in response to any inquiry which Xstrata plc is empowered or required under UK law to make about interests in its shares.

    The directors of Xstrata AG consider that those who hold their Xstrata plc Ordinary Shares in this way will remain in essentially the same position as to the enjoyment of rights to hold, trade and otherwise in respect of those shares as in relation to their Xstrata AG shares held through a Swiss bank.

(c) Xstrata plc is currently assessing the viability of creating a separate share register in Switzerland, based on the SIS registered share model. If such a system were implemented, Xstrata plc Ordinary Shares held with a bank in Switzerland could be recorded in that register, which would facilitate direct communications with the owners of the shares.

3. Envisaged Enlargement of Xstrata AG Business - Acquisitions of Enex and Duiker

3.1 The Coal Business

Introduction

The Coal Business will be the Group's largest business unit in terms of profit and turnover, accounting for 80% of EBIT, 70% of EBITDA and 61% of turnover in the year ended 31 December 2001 on an unaudited combined constructed illustrative basis.

The Group will be one of the world's largest export thermal coal producers with interests in a portfolio of cost competitive mines, comprising 12 operating coalmines in Australia and 14 operating coalmines in South Africa. In the year ended 31 December 2001, the Enex and Duiker Groups' combined attributable sales were approximately 37.1 million tonnes (including approximately 0.7 million tonnes of stockpile sales), with approximately 53% of those sales coming from the Enex Group. The Group will focus primarily on the export of thermal coal for use in electricity generation. The Group will export semi-soft coal for use in steel manufacturing and supply thermal coal for use in domestic electricity generation and, in South Africa, for use in various industrial applications. Xstrata plc estimates that in 2001, the Enex Group supplied approximately 20% of Australia's thermal coal exports and approximately 15% of its total semi-soft coking coal exports and the Duiker Group supplied approximately 20% of South Africa's thermal coal exports. The Group's Australian operations will export primarily into Asia, particularly Japan. The majority of the exports of the Group's South African operations will be to Europe. Semi-soft coal production represents approximately 20% of the Enex Group's output and is exported predominantly to the Asian steel industry. Approximately 13% and 21% of the combined Enex and Duiker Groups' attributable sales in the year ended 31 December 2001 were sold into the Australian and South African domestic markets, respectively. The Group will have an economic interest in the three major coal port facilities used to load its coal for export, two in Australia (the Port Waratah Coal Terminal and the Port Kembla Coal Terminal) and one in South Africa (the Richards Bay Coal Terminal).

The Group will manage the majority of its mining capacity. In some cases, it will employ mining contractors and, in other cases, its mining interests will be operated by the Group's joint venture partners. In the latter case, the Group will participate on a management committee. A number of the Group's mines will have minority participants, which in Australia are primarily Japanese, or subsidiaries of Japanese, companies.

At the current rate of production, Xstrata plc estimates that reserves will support mining in excess of 20 years. The Group's measured and indicated resource base exceeds 6.6 billion tonnes of coal, which provides numerous expansion opportunities for additional production.

The Coal Business's marketing strategy is to take advantage of its three key marketing strengths:

- *substantial production volume from a diversified asset base which is enhanced by selective blending at port, branding and supply flexibility.* The Coal Business is benefiting from an increasing trend among major coal buyers to purchase from larger coal producers in order to reduce logistical and administrative expenses. In this respect, the Group's volume of production is a significant competitive advantage. The Coal Business, through selective blending, is also able to enhance the value of lesser quality coals, to minimise production costs by producing coals according to its optimal beneficiation yield and to realise significant operational and geological synergies among its mines;
- *its relationship with Glencore, a leading coal trader.* Glencore, which has a network of 69 field offices in over 50 countries, prepares detailed supply and demand models which facilitates the marketing of the Coal Business's coal with the objective of achieving a superior price. Glencore also provides opportunities for selling the Coal Business's coal onto the shorter term coal market; and
- *continuing to take advantage of the trend amongst major buyers to purchase generic coal (rather than coal sourced from a single mine).* In the past, coal producers and customers marketed and bought coal from individual mines. This practice reflected the wide diversity of mine ownership. In conjunction with industry rationalisation, major customers are increasingly receptive to producers marketing "generic" coals. These are coals that meet the customers' specifications irrespective of the source mine. This creates significant efficiencies for both producers and customers, which are available to the Coal Business because of its diverse asset base and co-ordinated management.

The primary focus of the Coal Business's marketing strategy will be to maximise sales of its thermal and semi-soft coking coals into the export market. Sales to the domestic market will continue to be pursued when attractive, both through the renewal of existing contracts and the identification of new selling opportunities. The Coal Business will continue to seek to maximise sales into the premium end of the export market, which for its

Australian operations is the large Asian power industry. The directors of Xstrata plc consider that this sector of the market will continue to be the major growth area for Australian thermal coals and has traditionally paid a premium over other coal buyers to ensure secure sources of supply.

The Coal Business' semi-soft production is exported predominantly to the major steelmakers in Japan, Korea and Taiwan. New markets are also being developed in India, Brazil and Europe. Given the current financial position of the Asian steel industry, there is an increased impetus on cost reduction which is causing these mills to maximise the usage of lower priced semi-soft coking coals, both through the replacement of hard coking coal in the coke blend as well as further increases in the pulverized coal injection ratio.

The main supplies and services purchased by the Coal Business are mining equipment and replacement parts, explosives, fuel, tyres and lubricants and freight, rail and port handling services. The supplier base providing these goods has been relatively consistent in recent years and Xstrata plc believes the Enex and Duiker Group's have established strong relationships with key suppliers in both Australia and South Africa.

The Enex and Duiker Groups have been active acquirors of coal mines and among the leaders in the consolidation of the coal industry in Australia and South Africa. The directors of Xstrata plc believe there is scope for further consolidation of the Australian coal sector and the Group will continue to consider acquisition opportunities as they arise. Although the directors of Xstrata plc do not expect significant acquisition opportunities to arise in South Africa, the Group has identified opportunities for consolidation of South African operations' reserves through reserve swaps with other producers. In addition, other countries, such as Colombia, may offer the Group growth opportunities.

Industry overview

Background

Coal is one of the world's most extensive, affordable and geographically diverse natural sources of energy. The black or hard coal industry is divided into two key markets: coking and thermal coal. Thermal coal is also referred to as steaming coal and is used in the combustion processes by electricity producers and industrial users to produce steam for electricity and heat. Coking coal is principally used to produce coke, which is then used as a reductant in blast furnaces for the production of steel. Semi-soft coking coal exhibits some coking properties and is blended with hard and semi-hard coking coals to produce coke. Some semi-soft coking coals are also used for pulverized coal injection for direct feed into the blast furnace. Certain grades of thermal coal can be economically processed for use as semi-soft coking coals.

Coal is currently the cheapest fossil fuel on a contained heat basis and prices have historically remained significantly below the price of oil or natural gas. Coal retains a number of other advantages, namely less volatile prices, stable supply from a wide range of politically secure geographic locations and easy and safe storage and transportation by rail or ship. These factors are expected to secure the long-term demand for coal.

In 2000, approximately 3.6 billion tonnes of coal were produced globally, of which approximately 2.9 billion tonnes was thermal coal. A similar quantity of thermal coal is estimated to have been produced in 2001. Of this production of thermal coal, approximately 84% was used for domestic consumption, primarily in China and the United States.

The key coal exporting nations are Australia, China, Colombia, Indonesia and South Africa, which generally ship coal to the Pacific market (Asia) and the Atlantic market (primarily Europe). The seaborne thermal coal market (accounting for approximately 92% of total thermal coal exports in 2000) is the most rapidly growing segment of the global coal industry, having expanded by 6.6% per annum over the five year period to 2000. It is estimated that in 2001 the global seaborne thermal coal market grew by 10% to 368 million tonnes and that over the five year period to 2000 the Pacific and Atlantic export thermal coal markets grew at an average annual rate of 8.6% and 3.0%, respectively.

Supply and demand

Growth in thermal coal demand is closely related to growth in electricity consumption, with approximately 38% of the energy used for global electricity generation accounted for by coal. OECD electricity demand and coal-fired electricity generation increased at an average rate of 2.9% per annum between 1990 and 2000 and is projected to continue increasing from 2000 to 2020, with the highest growth rates expected in Asia. Xstrata plc expects that seaborne thermal coal imports will increase to satisfy this growing demand.

Semi-soft coal supplies about 45% of the coal required for the steel making process. The consumption of semi-soft coal has been increasing as steel mills strive to reduce raw material costs. When steel demand falls, the steel companies can also extend coking times and use a larger proportion of lower cost semi-soft coking coal in the coke blend.

Continuing strong growth and demand for thermal coal in Asia, particularly in North Asia and more particularly in Japan, Korea and Taiwan, is expected. At the same time, imports have been increasing into Europe, particularly into the UK and Germany. Germany has committed to phase out its uneconomic domestic mines between 2002 and 2010 in favour of cheaper South African and Colombian imports. Demand has also been affected by the United States, which was traditionally an exporter of thermal coal, but has since the beginning of 2001 become a net importer of thermal coal.

On the supply side, there has been significant consolidation over the last four years. In 1998, approximately 44% of the thermal coal exported from Australia, South Africa and Colombia was produced by four exporters. In 2002, this percentage has increased to approximately 73%. Further consolidation is expected as the last of the oil companies operating in the thermal coal industry finally exit the industry.

Europe has seen Colombia and South Africa becoming an increasingly important supplier of thermal coal with the United States becoming a net importer due to growing internal demand.

In South Africa there is limited ability for expansion due to the majority of economic reserves in South Africa being fully exploited and the ability to expand the Richards Bay Coal Terminal being limited. The Richards Bay Coal Terminal currently has a capacity of 72 million tonnes per annum with plans in place to expand it to 82 million tonnes per annum over the next five years. Thereafter it will not be possible to further expand capacity at the Richards Bay Coal Terminal.

The Asian thermal coal market has historically been supplied by Australia, however the last decade has seen growth in two further supply countries, Indonesia and more recently China.

Pricing and costs

The price of thermal coal is largely driven by the prevailing coal demand and supply balance and market outlook. In addition, the different qualities of thermal coal attract different prices according to their specific heat, ash, sulphur and chemical contents. Exported thermal coal has a higher heat value, lower sulphur content (1% or less) and lower ash content (15% or less) than that sold into the domestic market. A significant proportion of export coal needs to be washed in order to meet the higher quality requirements of the export market. Due to the fact that semi-soft coal is effectively a high quality thermal coal, its price is largely driven by the thermal coal market but is also influenced by use in the steel industry as a partial substitute for hard coking coal.

Costs associated with coal mining can be broadly categorised as labour costs, other on-site costs, royalty payments, freight costs and port loading costs. Export coal is generally sold free on board at the loading port with producers paying transport costs to, and loading costs at, the port. Accordingly, producers selling into the export market with mines close to port with good transport (principally rail) systems have significant cost advantages.

The Australian coal industry is the second lowest cost producer and, due to its large, high quality reserves located close to its export ports, has significant advantages over many of its major competitors in the export thermal coal trade. In the past, these advantages have been partially offset by relatively high costs of labour, energy and materials, and transport (both rail and port). Improvements in each of these areas, together with the recent depreciation of the Australian dollar against the US$, have made Australia's export coal industry one of the most cost competitive in the world.

South Africa is one of the lowest cost export coal producers. It has low labour and capital costs, low transport costs (which compensate for the relatively long distance to port), shallow mining depths and simple geology. The depreciation of the Rand against the US$ has also helped to enhance South Africa's global competitiveness.

Market and outlook

There has been consistent and predictable growth in demand for coal, which has not been significantly impacted by economic cycles or depressed Asian economies. Seaborne coal trade has grown at 6% per annum, between the years of 1996 and 2000 and about 5.4% per annum growth is expected between the years 2000 and 2005.

In 2000, coal prices in the Atlantic market rose as a result of a number of factors, including increased thermal coal demand in the United States, a reduction in domestic production due to subsidy cutbacks in Europe and high levels of economic activity. Prices remained strong in early 2001, but declined in the second half due to falling oil and gas prices, the impact of the 11 September terrorist attacks on the United States and increased Chinese exports. Prices have started to recover in early 2002, but have not yet reached the levels experienced in early 2001.

Atlantic coal demand is expected to grow in 2002 and continue to grow in 2003 particularly from the Americas, Spain and Germany.

The Asian market experienced significant growth in 2001, with seaborne coal demand growing by approximately 15 million tonnes. This was driven by the high level of economic activity in the United States, which represents a significant market for Asian products. 2001 saw a rapid increase in exports from China which by the third quarter began to have an impact on Asian market prices.

The surge of Chinese exports is not expected to be repeated in 2002 and China is expected to have to significantly increase the level of its coal imports. This, coupled with decreased production and supply by the Australian producers and the decline of exports from the United States into Asia is expected to lead to recovery in prices in 2002 which it is anticipated will be sustained into 2003.

3.2 Enex - Overview of the Australian Coal Operations

In the year ended 31 December 2001, the Enex Group's attributable production was 20.2 million tonnes of coal, approximately 90% of which was exported. This represents approximately 12% of all coal exported from Australia. Approximately 67% of the Enex Group's export production was thermal coal. The Group owns interests in 12 operating coalmines and a number of development projects, most of which are located in or close to the Hunter Valley of New South Wales.

The Enex Group has a 13.4% interest in the operator of the Port Waratah Coal Terminal, located at the Port of Newcastle, New South Wales which is the world's largest export coal handling operation. The Enex Group also has a 17% interest in the Port Kembla Coal Terminal, located at the Port of Wollongong, New South Wales.

The Enex Group holds most of its interests in mines through joint ventures, in which it generally holds a controlling interest. Given the relationships between its joint venture partners and its customers, Xstrata plc believes that these joint ventures will provide the Group with a valuable link to its customer base.

In Australia the Enex Group has, either on its own account or through its interests in joint ventures, all underlying mining tenements and it has access (whether under freehold, leasehold or otherwise) to all land that is required for the Group's current coal mining operations.

3.3 Duiker - Overview of the South African Coal Operations

The Duiker Group is South Africa's third largest exporter of thermal coal in terms of attributable sales. In the year ended 31 December 2001, the Duiker Group's attributable production of coal was 17.8 million tonnes and of the Duiker Group's attributable sales of 17.0 million tonnes approximately 75% was exported. During that year, the Duiker Group produced approximately 20% of all coal exported from South Africa and supplied approximately 3% of all coal supplied to the South African market. The Duiker Group owns and manages nine operating coalmines and has interests in a further five joint venture operating coalmines, two of which the Group manages. The Duiker Group also has a 20.91% interest in the Richards Bay Coal Terminal. Xstrata plc believes its economic interest in the Richards Bay Coal Terminal will provide the South African operations with a strategic advantage due to the associated rights it has to use the coal loading facility, which is for use by shareholders only.

3.4 Summary of Terms of Acquisition Agreement

On 21 February 2002 the Purchasers, Xstrata AG and the Vendors entered into the Acquisition Agreement pursuant to which Xstrata plc, Xstrata (Schweiz) AG and Xstrata South Africa agreed to purchase the Coal Assets for cash and Xstrata plc Ordinary Shares with an aggregate value of US$2,067,910,000 (which includes an agreed amount in respect of working capital in the businesses as of 1 January 2002 of US$73,000,000), in addition to which Xstrata plc has agreed to assume indebtedness and procure the repayment of shareholder loans (as described below), resulting in a total value of US$2,573,000,000.

The purchase price comprises:

(a) US$995,452,000 for the shares of Glencore Overseas AG, to be satisfied by Xstrata plc by the allotment to Glencore International of such number of new Xstrata plc Ordinary Shares (at the price at which such new Xstrata plc Ordinary Shares are issued in respect of the share issue referred to below in this section) as will result in Glencore International owning (together with the Xstrata plc Ordinary Shares received by it in the Merger) 40% of the issued Xstrata plc Ordinary Shares, and as to the balance in cash;

(b) US$150,000,000 in cash for the shares of Duiker Marketing AG, to be paid by Xstrata (Schweiz) AG to Glencore International; and

(c) US$922,458,000 in cash for the shares of Duiker, to be paid to the Duiker Mining Shareholders.

Xstrata plc will also assume net indebtedness of the Duiker and Enex Groups and will procure the repayment of shareholder loans to Glencore International.

The cash element of the purchase price will be satisfied in part from the proceeds of an issue of Xstrata plc Ordinary Shares and as to the balance from the Syndicated Loan Facility.

Following the Merger, Xstrata (Schweiz) AG and Xstrata South Africa will be wholly-owned subsidiaries of Xstrata plc. The effective date of the Acquisitions is 1 January 2002.

Completion of the Acquisitions is conditional upon:

(a) the Merger becoming effective in accordance with Swiss law. The Merger will become effective simultaneously with Completion;

(b) Xstrata plc or Xstrata South Africa, as the case may be, having received, in terms satisfactory to it, confirmations and/or approvals from the requisite regulatory authorities, including under the Foreign Acquisitions and Takeovers Act, 1975 (Australia), the South African Competition Act No. 89 of 1998 and from the Exchange Control Department of the South African Reserve Bank;

(c) Admission, which will occur simultaneously with Completion; and

(d) the delivery to Glencore International of written consents, in terms satisfactory to Xstrata plc, from relevant third parties.

The Vendors have agreed to give a tax covenant and certain warranties and indemnities in relation to Glencore Overseas AG, Duiker Marketing AG and Duiker. Liability for claims under this covenant and these warranties or indemnities is limited to: (i) US$995,452,000 in respect of the Enex Group; (ii) US$150,000,000 in respect of Duiker Marketing AG; and (iii) US$922,458,000 in respect of Duiker and its subsidiaries and subsidiary undertakings. Claims must be brought on or before the expiry of 18 months from the date of Completion or, in the case of tax matters, before the end of the two month period following the expiry of the statutory limitation (in the relevant jurisdiction).

Glencore has agreed for a period of 3 years following Completion to co-operate with Xstrata plc in pursuing any opportunity which involves the mining of coal or any related processing business carried on in whole or in part within Australia or South Africa to allow Xstrata plc the first opportunity to enter into such a transaction.

Xstrata plc may terminate the Acquisition Agreement in certain circumstances prior to Completion, including in the event of a material adverse change in the business, financial position or prospects of the Enex Group or the Duiker Group.

Xstrata AG has unconditionally and irrevocably agreed to guarantee the obligations of Xstrata (Schweiz) AG and Xstrata South Africa and Glencore International has unconditionally and irrevocably agreed to guarantee the obligations of the other Vendors, under the terms of the Acquisition Agreement.

4. Summary of Terms of the Merger

Prior to Completion of the Merger and the Acquisitions, under the Xstrata AG Hive-Down, Xstrata AG will become the holding company of Xstrata (Schweiz) AG, which will be the holding company of all the other subsidiaries of Xstrata AG. The Xstrata AG Hive-Down is further described in section 5.2.

Pursuant to the Merger the entire undertaking of Xstrata AG, including all of its assets and liabilities, will be transferred to Xstrata plc in consideration for which Xstrata plc will issue Xstrata plc Ordinary Shares to the former shareholders of Xstrata AG in proportion to their respective holdings of Xstrata AG Shares, on the basis of 10 (ten) Xstrata plc Ordinary Shares of US$0.50 for each 1 (one) Xstrata AG Share.

Following completion of the Xstrata AG Hive-Down (which will take place before Completion of the Merger), the assets and liabilities of Xstrata AG being transferred pursuant to the Merger will substantially consist of its (increased) shareholding in Xstrata (Schweiz) AG (as an asset) and for a term of up to two years the contingent (joint and several) liability with Xstrata (Schweiz) AG in respect of the liabilities transferred to Xstrata (Schweiz) AG pursuant to the Xstrata AG Hive-Down.

The Merger will be effected as follows:

(a) as of 20 February 2002 Xstrata plc and Xstrata AG entered into the Merger Agreement (a copy of which is included in the Other Shareholder Materials);

(b) the shareholders of Xstrata AG will vote on a resolution to approve of the Merger and dissolution of Xstrata AG, which will require a two-thirds majority of all votes capable of being cast by those shareholders present or represented at the meeting, at the annual shareholders' meeting of Xstrata AG scheduled for 19 March 2002; and

(c) Xstrata AG will submit the requisite documentation to the Commercial Register in the Canton of Zug, Switzerland, for registration of the Merger.

The Merger will become effective upon entry into the Commercial Register, which will take place simultaneously with Completion. Upon Completion, Xstrata plc will be the ultimate holding company of the Group.

As a result of the Merger:

(a) Xstrata AG Shareholders will be entitled, against delivery of the certificates for their Xstrata AG Shares to the Exchange Agent to receive from the Exchange Agent 10 (ten) Xstrata plc Ordinary Shares of US$0.50 each for each Xstrata AG share;

(b) the assets and liabilities of Xstrata AG will be transferred to Xstrata plc; and

(c) Xstrata AG will cease to exist as a legal entity and the Xstrata AG Shares will cease to confer membership rights (other than the right to obtain Xstrata plc Ordinary Shares in exchange for them).

5. State of Xstrata AG and Pre-Merger Restructuring

5.1 Financial Information on Xstrata AG

Financial information on Xstrata AG, is set out in the annual report for the financial year ended 31 December 2001 included in the Other Shareholder Materials.

5.2 Contribution of Xstrata AG's Business to Xstrata (Schweiz) AG for Shares

Description of Xstrata AG Hive-Down

Xstrata AG has formed a new Swiss subsidiary (Xstrata (Schweiz) AG) and will transfer substantially all its assets and liabilities to Xstrata (Schweiz) AG in exchange for new shares of that company. Xstrata (Schweiz) AG will increase its present share capital of CHF 100,000 to approximately CHF 500 million and issue new shares to Xstrata AG in consideration for the transfer of substantially all assets and liabilities to Xstrata (Schweiz) AG as a contribution in kind (*Sacheinlage*). The contribution will be made on the basis of book values of the assets as at 31 December 2001 and with assets and liabilities, passing with effect from 1 January 2002, with the excess of assets over liabilities amounting to approximately CHF 880 million to be allocated as to approximately CHF 500 million to the nominal value of the newly issued shares of Xstrata (Schweiz) AG and as to the balance of approximately CHF 380 million to share premium (*Agio*).

Following completion of the Xstrata AG Hive-Down, which is expected to take place early in March 2002, Xstrata AG will own 100% of Xstrata (Schweiz) AG and certain immaterial other assets and liabilities, including shares held for Xstrata AG's management and board share option incentive schemes, treasury shares and certain agreements with advisors in connection with the preparation and implementation of the transactions described in this document.

Consequences for Xstrata AG Shareholders

The Xstrata AG Hive-Down will not have any consequences for Xstrata AG Shareholders, other than for transaction costs incurred by the Group and, in the event that the Merger and the Acquisitions are not completed as planned (and Xstrata AG remains in existence), all of Xstrata AG's current businesses will be held through a 100% owned subsidiary.

Consequences for Xstrata AG Creditors

Except for those few creditors whose claims will not be transferred in connection with the Xstrata AG Hive-Down, Xstrata AG creditors will continue to have claims against a Swiss company with virtually the same amount of assets as Xstrata AG had before. Subject to these exceptions, for Xstrata AG creditors the Merger (although constituting an "emigration merger" into a foreign country) will have substantially the same consequences as a domestic merger into a newly formed Swiss company.

6. The Group After the Merger and the Acquisitions

6.1 Post Merger and Acquisitions Group Structure

Following completion of both the Acquisitions and Merger, the Group will comprise three major businesses:

- **Coal:** The Group's Coal Business, comprising of the Australian and South African operations, is one of the world's largest export thermal coal producers with interests in 26 operating coalmines, 12 of which are located in Australia and 14 of which are located in South Africa.
- **Zinc:** The Group's zinc business, which consists of a zinc mining, smelting and refining operation in Spain, is one of the largest (in terms of capacity) and among the lowest cost producers of zinc metal in the world.
- **Ferroalloys:** The Group's ferroalloys business, comprising the chrome and vanadium operations, is the world's largest (in terms of both attributable production and attributable sales) and among the lowest cost producers of ferrochrome, and Xstrata believes that the Group is one of the world's leading producers of primary vanadium, with integrated production facilities in South Africa and Australia.

The following chart summarises the Group's business structure after the Merger and Acquisitions (including additional activities):


XSTRATA
Coal Business
Zinc Business
Ferroalloys Business
Additional activities
Australian operations
South African operations
Chrome operations
Vanadium operations
Magnesium operation
Forestry operation

6.2 Post Completion (Pro forma) Financial Information

Unaudited pro forma financial information on the (combined) Xstrata Group following the Merger and the Acquisition, restated as of 31 December 2001, is set out in Annexure A.

6.3 Accounting - Summary of Differences between UK GAAP and IAS

The unaudited pro forma financial information on the Xstrata Group, set out in Annexure A is presented in accordance with UK GAAP, which differs in certain respects from International Accounting Standards (*IAS*) (on the basis of which Xstrata AG used to present its accounts). Xstrata plc intends to present its financial information in accordance with UK GAAP. The principal relevant differences between IAS and UK GAAP that the directors of Xstrata plc believe would impact profit or shareholders' equity, relate to the following:

Associated entities

Investments in entities over which the Xstrata AG Group, the Enex Group and the Duiker Group do not exercise control (associates and joint ventures) are accounted for by the equity method by the Xstrata AG Group, the Enex Group and the Duiker Group.

UK GAAP requires the consolidated financial statements to show separately the Xstrata AG Group, the Enex Group and the Duiker Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed.

UK GAAP also requires the Xstrata AG Group's, the Enex Group's and the Duiker Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under IAS the investments would be proportionally consolidated on a line by line basis through both the balance sheet and profit and loss statement, and not be separately identifiable in any primary statement.

Deferred taxation
Under UK GAAP as adopted, full provision is required for deferred tax in respect of all timing differences using tax rates likely to apply in the future when the timing differences reverse.

Provision for deferred tax in respect of assets revalued for accounting purposes is only made where a commitment exists to sell the asset at the balance sheet date.

Under IAS, deferred taxation would be provided for temporary differences between the financial reporting basis and the tax basis of the Xstrata AG Group's, the Enex Group's and the Duiker Group's assets and liabilities at enacted tax rates.

Ordinary shares held for future awards to employees
Under UK GAAP, company shares held by the Xstrata AG Group, the Enex Group and the Duiker Group to hedge future requirements of share option schemes and are recorded in the balance sheet as fixed assets - investments. Under IAS, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

Cash flow
Under UK GAAP, cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. IAS only require presentation of cash flows from operating, investing and financing activities.

Under IAS, cash flows in respect of taxation and interest form part of the operating activities, whereas UK GAAP requires these cash flows to be shown separately on the face of the cash flow.

IAS defined cash and cash equivalents, which includes cash and deposits with less than three months to maturity. Under UK GAAP, only those short-term deposits which are repayable on demand or can be withdrawn at any time without notice and without penalty or where a maturity or period of notice of no more than 24 hours or one working day has been agreed, are classified as cash equivalents. Short-term deposits not fulfilling these criteria are classified as liquid resources and disclosed separately within the cash flow statement.

6.4 Taxation

Scope of this summary
The following paragraphs, which are intended as a general guide only, are based on current Swiss and UK tax law and the current practice of the Swiss and UK tax authorities. They may not apply to certain categories of shareholders such as dealers. The statements are a general guide, and should be treated with appropriate caution. If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than Switzerland, you should consult an appropriate professional adviser immediately. Except where express reference is made to the position of persons not resident in Switzerland, the paragraphs apply only to Xstrata AG Shareholders who are resident for tax purposes in Switzerland, and only in Switzerland, do not have a branch or agency outside Switzerland to which such Xstrata AG Shares are attributable, and are the beneficial owners of Xstrata AG Shares and hold such Xstrata AG Shares for investment purposes, and do not apply to Swiss securities dealers as defined by the applicable Swiss legislation.

UK tax rules affecting holders (wherever resident, including Switzerland) of Xstrata plc Ordinary Shares
Although Xstrata plc is incorporated in England and Wales, the directors of Xstrata plc currently intend to conduct its affairs in such a way that it will be regarded as resident in Switzerland and not in the UK for the purposes of UK and Swiss taxation and for the purposes of the UK-Switzerland double tax treaty. This position will, however, be reviewed from time to time and it is possible that Xstrata plc could in the future become resident for the purposes of taxation in the UK or elsewhere, in which event the UK and Swiss tax treatment of dividends paid by Xstrata plc would be different from the treatment described in this document.

This section is written on the basis that Xstrata plc is and remains resident in Switzerland and will therefore be subject to the Swiss tax regime and not (save in respect of UK source income) the UK tax regime. Dividends paid by Xstrata plc will, on this basis, be regarded as Swiss dividends rather than UK dividends, and will accordingly be treated for UK and Swiss tax purposes in the same way as dividends paid by Xstrata AG, as described below. No UK tax will generally be charged on dividends received by a Swiss resident shareholder on the Xstrata plc Ordinary Shares.

However, Xstrata AG Shareholders should note that, because Xstrata PLC is incorporated in England and Wales, transfers of Xstrata plc Ordinary Shares will, unlike transfers of Xstrata AG Shares, and regardless of the tax residence of the transferor or transferee or the place of execution of the transfer documentation, be subject to UK stamp duty or stamp duty reserve tax (described below) in addition to any applicable Swiss securities transfer tax (also as described below).

Further, a registered holding of Xstrata plc Ordinary Shares will have a UK situs for UK inheritance tax purposes. Therefore, a gift of Xstrata plc Ordinary Shares, or a transfer of Xstrata plc Ordinary Shares on the death of the holder, may attract a liability to UK inheritance tax (described below) even where the transferring shareholder is domiciled solely in Switzerland.

Tax treatment of the Merger transaction

Swiss taxation of the Merger

For Swiss resident individual Xstrata AG Shareholders who hold their Xstrata AG Shares as private assets the exchange of their Xstrata AG Shares for Xstrata plc Ordinary Shares under the Merger should not entail any income tax consequences.

For Swiss resident individual Xstrata AG Shareholders who hold their Xstrata AG Shares as a business asset, and for corporate Xstrata AG Shareholders, the Merger should not lead to a crystallization of the built in gain on the exchange of Xstrata AG Shares for Xstrata plc Ordinary Shares. The tax basis of such Xstrata AG Shareholders in their Xstrata AG Shares will be rolled over in to their holdings of Xstrata plc Ordinary Shares. Accordingly, the exchange should not entail any income tax consequences.

The Merger should also not attract any Swiss securities issue or transfer tax or other Swiss tax consequences for Xstrata AG Shareholders.

UK taxation of the Merger

Xstrata AG Shareholders who are neither resident nor ordinarily resident in the UK, and who do not carry on any trade in the UK through a branch or agency, will not generally be liable to any UK tax on income or gains in respect of the Merger.

No UK stamp duty or stamp duty reserve tax (*SDRT*) will be payable on the issue of Xstrata plc Ordinary Shares to the Exchange Agent or its nominee on their behalf under the Merger. No UK stamp duty or SDRT will be payable by Xstrata AG Shareholders on the transfer of Xstrata plc Ordinary Shares from the Exchange Agent or its nominee to the person beneficially entitled to those Xstrata plc Ordinary Shares or his nominee, unless the transferee is, or is a nominee for, a provider of clearance services (other than SIS) or an issuer of depositary receipts.

Swiss taxation of dividends paid on the Xstrata plc Ordinary Shares

Withholding Tax on Dividends and other Distributions

Just as in the case of dividends paid on Xstrata AG Shares, dividends paid and similar cash or in kind distributions made by Xstrata plc to a holder of Xstrata plc Ordinary Shares (including dividends on liquidation and stock dividends) are subject to a Swiss federal withholding tax (the ***Withholding Tax***) at the rate of 35%. The Withholding Tax must be withheld by Xstrata plc from the gross distribution and paid to the Swiss Federal Tax Administration. The Withholding Tax withheld is refundable in full to - or as the case may be fully creditable against the income tax liability of - a Swiss resident recipient of a distribution, if he is the beneficial owner of the Shares at the time of the payment and duly reports the gross distribution received on his personal tax return.

A recipient of a distribution of Xstrata plc who is not a resident of Switzerland for tax purposes and does not hold the Xstrata plc Ordinary Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business (a ***non-resident holder***) and qualifies as a resident of a country which maintains a bilateral treaty for the avoidance of double taxation with Switzerland may be entitled to a full or partial refund of the Withholding Tax under the provisions of the applicable treaty. Non-resident holders should be aware that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. Non-resident holders should consult their own tax advisers regarding the procedures for claiming any refund of the Withholding Tax.

Income Tax on Distributions
A Swiss resident recipient of dividends and similar distributions (including dividends on liquidation and stock dividends) of Xstrata PLC generally will be required to include such amounts in his personal income tax return (in the same way as in the case of similar amounts received from Xstrata AG). A Swiss corporate entity that owns at least 20% of the capital of Xstrata plc or Xstrata plc Ordinary Shares with a market value of at least CHF 2 million may qualify for the participation exemption. The dividends received which qualify for the participation exemption, after certain expense allocation as defined by the applicable legislation are in essence tax exempt.

A non-resident holder is not liable for any Swiss federal, cantonal or municipal income taxes with respect to dividends or other distributions paid on the Xstrata plc Ordinary Shares merely as a result of holding the Xstrata plc Ordinary Shares other than the Withholding Tax to be withheld by Xstrata plc from such dividends or other distributions.

Swiss taxation of capital gains on disposals of Xstrata plc Ordinary Shares
A Swiss resident who holds Xstrata plc Ordinary Shares as part of his private property is generally not subject to any Swiss federal, cantonal or municipal income taxation on gains realised upon the sale or other disposal of Xstrata plc Ordinary Shares. Private gains realised upon a repurchase of Xstrata plc Ordinary Shares by Xstrata PLC may, however, be re-characterised as taxable income if certain conditions are met. Book gains realised on Xstrata plc Ordinary Shares held as a business asset of a Swiss resident are included in the taxable income of such person.

Capital gains realised by a Swiss corporation which has owned at least 20% of the capital for a holding period of at least one year may be exempt under the participation exemption subject to conditions. Any such corporation should take its own professional advice on its tax position in respect of its holding of Xstrata plc Ordinary Shares.

A non-resident holder of Xstrata plc Ordinary Shares is generally not subject to any Swiss federal, cantonal or municipal taxation on gains realised on a sale or other disposal of Xstrata plc Ordinary Shares unless the Xstrata plc Ordinary Shares so disposed of can be attributed to a permanent establishment or fixed place of business maintained by such person within Switzerland during the relevant tax year.

Swiss Wealth and Capital Taxes
Holders of Xstrata plc Ordinary Shares resident in Switzerland or otherwise subject to Swiss taxation (individuals or legal entities) are generally subject to annual wealth or annual capital taxes on their holdings.

Swiss Securities Transfer Tax on sales and transfers of Xstrata plc Ordinary Shares
If a sale or transfer of Xstrata plc Ordinary Shares occurs through or with a Swiss bank or another Swiss securities dealer as defined in the Swiss Federal Stamp Duty Law, such transfer is subject to the Swiss security transfer tax (in addition to the UK stamp duty or SDRT chargeable on such sale or transfer as described below). The Swiss securities transfer tax is charged at the rate of 0.15% on the fair market value for securities issued by a Swiss entity and 0.3% for securities issued by a foreign entity.

The Xstrata plc Ordinary Shares are considered to be issued by a non-Swiss entity. Accordingly, any subsequent sale of Xstrata plc Ordinary Shares which is subject to the Swiss security transfer tax as described above is taxed at a rate of 0.3%, whereas the rate chargeable on a sale of Xstrata AG Shares is 0.15%.

In addition to the above mentioned securities transfer tax, the sale of shares through or by a member of SWX may be subject to a stock exchange levy up to a maximum rate of 0.02%.

Swiss securities dealers are subject to the Swiss securities transfer tax on any transfer of Xstrata plc Ordinary Shares, regardless the fact that the Xstrata plc Ordinary Shares may be traded on the London Stock Exchange.

UK stamp duty and stamp duty reserve tax (*SDRT*)
A transfer on sale of Xstrata plc Ordinary Shares will be liable to ad valorem UK stamp duty, generally at the rate of 0.5% (rounded up to the nearest £5) of the consideration paid. An agreement to transfer Xstrata plc Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration for the Xstrata plc Ordinary Shares. The liability to SDRT will arise on the date the contract is made (or, in the case of a conditional agreement, on the date on which such condition is satisfied) although the liability will generally be cancelled, and any SDRT already paid repaid, generally with interest, if an instrument of transfer is executed in pursuance of the agreement and duly stamped within six years of the date on which the liability arises.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the amount or value of consideration given. Transfers of shares within CREST are generally liable to SDRT (at a rate of 0.5% of the consideration paid) rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to the Inland Revenue by CRESTCo Limited.

Under the system administered by SIS for share dealings on SWX, a sale or transfer of shares on SWX will generally be liable to SDRT (at a rate of 0.5% of the consideration paid) rather than stamp duty, and SDRT on relevant transactions settled within the system will be collected and accounted for to the Inland Revenue by SIS.

Where Xstrata plc Ordinary Shares are issued or transferred (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, UK stamp duty or SDRT will generally be payable. The UK stamp duty and/or SDRT is generally payable at the rate of 1.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration payable, or in certain circumstances, the value of the Xstrata plc Ordinary Shares. Clearance services may however elect, provided certain conditions are satisfied, for the normal rate of UK stamp duty or SDRT (0.5%) to apply to issues or transfers of shares into, and to transactions within, such services instead of the 1.5% rate applying to an issue or a transfer of shares into the clearance service. Such an election has been made by SIS in respect of the clearance service it provides for transactions on SWX.

UK Inheritance Tax

The Xstrata plc Ordinary Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

6.5 Relationship with Glencore

In addition to the Group's existing agreements with Glencore, the following arrangements will be in place at Completion of the Acquisitions:

Coal Business

On 5 January 1995, Cumnock No.1 Colliery Pty Limited (*Cumnock*), a member of the Enex Group, entered into a sales and marketing agreement with Glencore International. Pursuant to this agreement Glencore International provides sales and marketing services to Cumnock and Cumnock appoints Glencore International as its agent to market coal. Glencore International is entitled to a commission of US$0.75 per tonne for all coal sold by Cumnock.

On Completion, Duiker Marketing AG and Xstrata (Schweiz) AG will enter into an agreement (the ***Market Advisory Agreement***) with Glencore International. Pursuant to such agreement, Glencore International will, for a fee of US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa, act as the Group's market adviser with respect to its export production of coal (other than for Cumnock while it is not a wholly owned subsidiary). Glencore International will advise the Group regarding the placement of its export coal in the world market, the future planning for that placement and market opportunities available for the future sale of export coal. Glencore International will also provide the Group's marketing department with real time market intelligence and access to Glencore International's network of global offices. In providing such services Glencore International has agreed not to act for the greater benefit of itself to the disadvantage of the Group.

The Market Advisory Agreement will remain in full force and effect for a period of 20 years, with a review of the fee at the end of each fifth year thereof. The Market Advisory Agreement may be terminated by Duiker Marketing AG after giving 45 days notice if any person and its affiliates holds, directly or indirectly, 50% or more of the issued share capital of Glencore International. The Market Advisory Agreement may also be terminated by either party with immediate effect if:

- the other party commits a material breach of the agreement and fails to remedy the breach, if capable of remedy, within 30 days if given written notice; or
- the other party enters into liquidation or is declared insolvent.

Xstrata (Schweiz) AG has agreed to guarantee the performance by Duiker Marketing AG of its obligations under the Market Advisory Agreement.

Relationship with controlling shareholder

Following the Completion of the Merger and Admission, Glencore International will own 40% of the issued ordinary share capital of Xstrata plc and will be regarded as a controlling shareholder of Xstrata plc for the purposes of the UK Listing Rules.

As Glencore International will be Xstrata plc's controlling shareholder, Glencore International and Xstrata plc will enter into an agreement (the ***Relationship Agreement***) on Completion which will, conditional upon Admission, regulate the ongoing relationship between them. The principal purpose of the Relationship Agreement will be to ensure that the Group is capable of carrying on its business independently of Glencore and that transactions and relationships with Glencore are at arm's length and on normal commercial terms. In so doing the Relationship Agreement will ensure therefore that Xstrata plc complies with its obligations under the UK Listing Rules. The Relationship Agreement will continue for so long as the Xstrata plc Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and Glencore International is Xstrata plc's controlling shareholder under the UK Listing Rules. Currently, a controlling shareholder is a person who holds either 30% or more of the votes exercisable at general meetings of Xstrata plc or has the right to control the appointment of the majority of the Directors.

Under the Relationship Agreement:

(a) Xstrata plc and Glencore International will agree that transactions and relationships between the Group and Glencore will be conducted at arm's length and on a normal commercial basis;

(b) Xstrata plc and Glencore International will agree to ensure that Xstrata plc is capable, at all times, of carrying on its business independently of any member of Glencore;

(c) Glencore International will only be permitted to nominate a maximum of three directors of Xstrata plc or, if higher or lower, such number of directors of Xstrata plc as equals one less than the number of directors who are independent of Glencore. In this respect, Glencore International has initially nominated Messrs. Strothotte, Glasenberg and Issroff to Xstrata plc's board;

(d) Directors of Xstrata plc nominated by Glencore International shall not be permitted to vote on any resolutions of Xstrata plc's board to approve any aspect of Xstrata plc's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore; and

(e) Glencore International undertakes to procure that Glencore shall not exercise its voting rights to procure amendment to the constitutional documents of Xstrata plc which would be inconsistent with or undermine the Relationship Agreement.

The directors of Xstrata plc believe that the terms of the Relationship Agreement as described above will enable the Group to carry on its business independently of Glencore.

7. Summary of Consequences for Xstrata AG Shareholders

Some of the more important consequences for (former) Xstrata AG Shareholders arising following Completion of the Merger and the exchange of their Xstrata AG Shares for Xstrata plc Ordinary Shares are set forth below:

(a) participation in a substantially bigger company than Xstrata AG being a natural resources Group comprising Xstrata AG's present business and the Coal Business (see sections 3 and 6 above);

(b) participation in a public limited company established under the laws of England but which will continue to be managed from Switzerland;

(c) substantially the same shareholder rights as when they were Xstrata AG Shareholders, except that their shares will be in registered rather than bearer form. In particular, shareholders' meetings will be arranged to allow participation by shareholders in Zug, Switzerland, and announcements of Xstrata plc will continue to be made in the Swiss Commercial Gazette and at least one leading Swiss newspapers (in addition to registered shareholders being directly notified by mail);

(d) listing of a larger company on two major stock exchanges, which is expected to increase liquidity;

(e) as opposed to the regime applying in respect of the Xstrata AG Shares, the acquisition of voting rights in Xstrata plc exceeding 30% of the total voting rights will require a tender offer for all outstanding Xstrata plc Ordinary Shares as would be required by the City Code if it applied to Xstrata plc, failing which the directors of Xstrata plc may impose sanctions under the Articles;

(f) Xstrata plc is expected to remain resident in Switzerland for tax purposes, so that the income, capital and net wealth consequences for shareholders in relation to sales or purchases of shares and dividends are expected to remain the same as applied to their shareholdings in Xstrata AG. As opposed to sales and transfers of Xstrata AG Shares, sales and transfers of Xstrata plc Ordinary Shares will be subject to UK stamp duty and/or stamp duty reserve tax, as described in section 6.4 and where applicable to a higher rate of Swiss securities transfer tax. Furthermore, UK tax on inheritance and gifts may apply to shareholders who are individuals; and

(g) the directors of Xstrata AG consider that those who hold their Xstrata plc Ordinary Shares as described in section 2.12(b) will remain in essentially the same position as to the enjoyment of rights to hold, trade and otherwise in respect of those shares as in relation to their Xstrata AG Shares held through a Swiss bank.

8. Recommendation of the Board of Directors of Xstrata AG

The board of directors of Xstrata AG, after review and negotiations of and relating to the transactions, and after having sought professional advice and procured a fairness opinion from J.P. Morgan plc as described in this document, considers that the Merger is in the best interests of Xstrata AG and its shareholders. Accordingly, it has approved the Acquisition Agreement, supported Xstrata plc and other Group companies in procuring additional financing for the Acquisitions by way of an issue of new Xstrata plc Ordinary Shares and the Syndicated Loan Facility, and approved the Merger Agreement. The effectiveness of the Merger remains subject to approval by the Xstrata AG Shareholders at the shareholders' meeting to be held on 19 March 2002. The board of directors of Xstrata AG recommends that Xstrata AG Shareholders vote in favour of the related resolution.

9. Action to be taken by the Xstrata AG Shareholders

Xstrata AG Shareholders are invited to participate (personally or by proxy) at the shareholders' meeting of 19 March 2002 and to exercise their votes in accordance with the motion and recommendation of the Xstrata AG Directors. For this purpose they are encouraged to procure entry cards:

- in the case of customers of UBS AG or Credit Suisse, from their respective bank; or
- in the case of all other Xstrata AG Shareholders from Xstrata AG, Bahnhofstrasse 2, 6301 Zug, Switzerland, telephone +41 41 726 60 75, fax +41 41 726 60 89;

which will be made available against depositing of their Xstrata AG Shares or delivery of a deposit - confirmation from a bank (with blocking confirmation).

Xstrata AG Shareholders unable to personally attend the meeting are encouraged to issue a proxy to another person attending the meeting (pursuant to the form on the back of the entry card).

10. Definitions and Glossary of Technical Terms

10.1 Definitions

Acquisitions means the acquisition of the Coal Assets pursuant to the Acquisition Agreement.

Acquisition Agreement means the sale and purchase agreement dated 21 February 2002 setting out the terms of the Acquisitions, as further described in section 3.4.

Admission means the admission of the Xstrata plc Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities.

Articles means the articles of association of Xstrata plc proposed to be adopted prior to Admission, a summary of which is set out in section 2.3.

Asturiana means Asturiana de Zinc, S.L., a limited liability company incorporated in Spain (as constituted by the merger of Asturiana de Zinc S.A. and Xstrata Spain S.L.).

CHF means Swiss francs.

City Code means the (London) City Code on Takeovers and Mergers.

Coal Assets means the entire issued share capital of each of Glencore Overseas AG (of which Enex is a wholly-owned subsidiary), Duiker Marketing AG and Duiker.

Coal Business means the businesses of the Enex Group and the Duiker Group or, as the context may require, the business of the Group after Completion comprising the coal operations in Australia and South Africa, as further described in section 3.1.

Combined Code means the principles of good governance and code of best practice appended to the UK Listing Rules.

Companies Act means the Companies Act 1985 (UK), as amended.

Completion means the simultaneous completion of the Acquisitions, the Merger and Admission.

CREST means the system for the paperless settlement of trades in listed securities, of which CRESTCo Limited is the operator.

CREST Regulations means The Uncertificated Securities Regulations 2001 (UK), as amended.

Duiker means Duiker Mining (Pty) Limited, a limited liability company incorporated in South Africa.

Duiker Group means Duiker and Duiker Marketing AG and their subsidiaries and subsidiary undertakings and, where the context requires, their associated undertakings.

Duiker Mining Shareholders means Duiker Coal Investments Limited, Duffield Trading Limited, Glencore Finance (Bermuda) Limited and Stychus Invest AG

Enex means Enex Resources Limited, a public company incorporated in Australia with limited liability and a member of the Enex Group.

Enex Group means Glencore Overseas AG and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings.

Exchange Agent means Credit Suisse, as agent for the exchange of Xstrata AG Shares for Xstrata plc Ordinary Shares under the Merger Agreement.

FSMA means the Financial Services and Markets Act 2000 (UK), as amended.

Glencore means Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof.

Glencore International means Glencore International AG, a limited liability company incorporated in Switzerland.

Group means Xstrata plc and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings, as constituted immediately following Completion of the Merger and the Acquisitions.

London Stock Exchange means London Stock Exchange plc.

Merger means the merger of Xstrata AG and Xstrata plc pursuant to which Xstrata plc will become the ultimate holding company of the Group, as further described in section 4.

Merger Agreement means the agreement dated as of 20 February 2002 entered into between Xstrata AG and Xstrata plc setting out the terms of the Merger, as further described in section 4.

Official List means the official list maintained by the UK Listing Authority for the purposes of Part VI of the FSMA.

Other Shareholder Materials means the further documents available to Xstrata AG Shareholders in connection with the Xstrata AG Shareholders' Meeting to be held on 19 March 2002.

Purchasers means Xstrata plc, Xstrata (Schweiz) AG and Xstrata South Africa.

SIS means SIS SegaInterSettle AG.

Swiss Admission means the admission of the Xstrata plc Ordinary Shares to listing on SWX.

Swiss Listing Rules means the listing rules of SWX made under Article 8 of the Federal Act on Stock Exchange and Securities Trading 1995 (Switzerland), as amended.

SWX means SWX Swiss Exchange.

Syndicated Loan Facility means the US$2,000,000,000 loan facility arranged by Barclays Capital (the investment banking division of Barclays Bank PLC), Dresdner Kleinwort Wasserstein (acting through Dresdner Bank Luxembourg S.A.) and J.P. Morgan plc on the terms set out in the Syndicated Loan Facility Agreement.

Syndicated Loan Facility Agreement means the loan facility agreement to be entered into between certain members of the Group and Barclays Capital (the investment banking division of Barclays Bank PLC), Dresdner Kleinwort Wasserstein (acting through Dresdner Bank Luxembourg S.A.) and J.P. Morgan plc, as mandated lead arrangers, and the other banks named therein as lenders, setting out the terms of the Syndicated Loan Facility.

UK GAAP means generally accepted accounting practice as used in the UK.

UK Listing Authority means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA.

UK Listing Rules means the listing rules of the UK Listing Authority, made under Section 74 of the FSMA.

United States or ***US*** means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

US$ means US dollars.

Vendors means Glencore International and certain of its subsidiaries.

Xstrata or ***the Company*** means Xstrata AG or, following the Merger, Xstrata plc.

Xstrata AG means Xstrata AG, a limited liability company incorporated in Switzerland.

Xstrata AG Group means Xstrata AG and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings, as constituted immediately prior to the Merger and the Acquisitions.

Xstrata AG Hive-Down means the transfer of Xstrata AG's business including its assets and liabilities to Xstrata (Schweiz) AG as described in section 5.2.

Xstrata AG Share Schemes means the Xstrata AG Group Management and Employee Share Incentive Scheme, the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme.

Xstrata AG Shares means bearer shares in the capital of Xstrata AG with a nominal value of CHF 10 each.

Xstrata AG Shareholders means holders of Xstrata AG Shares.

Xstrata AG Shareholders' Meeting means the shareholders' meeting of Xstrata AG at which a resolution will be proposed to approve the Merger and the dissolution of Xstrata AG, convened for 19 March 2002.

Xstrata plc means Xstrata plc, a public limited company incorporated in England and Wales with registered number 4345939 which will be the surviving company in the Merger.

Xstrata plc Ordinary Shares means ordinary shares in the capital of Xstrata plc with a nominal value of US$0.50 each.

Xstrata (Schweiz) AG means Revolution AG (to be re-named Xstrata (Schweiz) AG), the limited liability Swiss company to which the business of Xstrata AG will be transferred pursuant to the Xstrata AG Hive-Down.

Xstrata South Africa means Xstrata South Africa (Proprietary) Limited, a limited liability company incorporated in South Africa.

10.2 Glossary of Technical Terms

attributable production means that part of mine or operation production in which the Group has an economic interest. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

attributable sales means that part of sales from a mine or operation in which the Group has an economic interest. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

Indicated Resources means the resources for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.

Measured Resources means the resources for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.

reserves means those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable.

resources means all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences.

thermal coal means coal used in generating steam for electricity production.

Unaudited Pro Forma combined Net Assets of Xstrata plc as at 31 December 2001

The following unaudited pro forma statement of combined net assets of Xstrata plc as at 31 December 2001 is prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of the Group. It is prepared to illustrate the effect on the net assets of Xstrata plc of the Acquisitions, the Merger and the issue of Xstrata plc Ordinary Shares, as if the Acquisitions, Merger and the issue of Xstrata plc Ordinary Shares, had taken place on 31 December 2001, and is based on the unaudited balance sheets of Xstrata plc, Xstrata AG, Enex and Duiker prepared in accordance with UK GAAP as at 31 December 2001. Adjustments have been made as described in the notes below.

	At 31 December 2001						
	Xstrata plc Note 1 US$000	Xstrata AG Note 1 US$000	Enex Note 1 US$000	Duiker Note 1 US$000	Xstrata Sub-total US$000	Adjust-ments Note 2-4 US$000	Pro forma Xstrata plc net assets US$000
Fixed Assets							
Goodwill	-	125,160	-	-	125,160	-	125,160
Tangible assets	-	771,680	640,946	205,351	1,617,977	1,841,830	3,459,807
Loans	-	5,313	-	-	5,313	-	5,313
Other	-	7,769	-	-	7,769	-	7,769
Investments	-	22,941	19,970	39,135	82,046	-	82,046
	-	932,863	660,916	244,486	1,838,265	1,841,830	3,680,095
Current Assets							
Stocks	-	144,768	56,777	24,646	226,191	-	226,191
Debtors	-	188,171	89,513	45,093	322,777	-	322,777
Cash and short term deposits	-	45,866	42,804	11,243	99,913	(65,980)	33,933
	-	378,805	189,094	80,982	648,881	(65,980)	582,901
Creditors: amounts falling due within one year	-	(221,726)	(100,179)	(68,943)	(390,848)	106,988	(283,860)
Net Current Assets	**-**	**157,079**	**88,915**	**12,039**	**258,033**	**41,008**	**299,041**
Total Assets less Current Liabilities	-	1,089,942	749,831	256,525	2,096,298	1,882,838	3,979,136
Creditors: amounts falling due after more than one year	-	(421,990)	(521,149)	(21,307)	(964,446)	(828,918)	(1,793,364)
Provision for liabilities and charges	-	(126,835)	(80,701)	(57,972)	(265,508)	-	(265,508)
	-	541,117	147,981	177,246	866,344	1,053,920	1,920,264
Minority Interests	-	(1,994)	(79,147)	-	(81,141)	-	(81,141)
Net assets	**-**	**539,123**	**68,834**	**177,246**	**785,203**	**1,053,920**	**1,839,123**

Notes:

1 The consolidated net assets of Xstrata plc, Xstrata AG, Enex and Duiker at 31 December 2001 and the profit and loss accounts for the year then ended have been extracted without material adjustment from the Accountants' Reports to be contained in the listing particulars of Xstrata plc to be published in due course.

2 Acquisition related allocations include:

(a) payment of consideration (including the assumption of certain group borrowings);

(b) a fair value adjustment calculated as follows:

	US$000
Consideration for the acquisition of the Enex Group	995,452
Net assets of the Enex Group	(68,834)
Consideration for the acquisition of the Duiker Group	1,092,458
Net assets of the Duiker Group	(177,246)
Fair value allocation	1,841,830

A full assessment of fair values of assets and liabilities will be undertaken prior to the end of the first accounting period of Xstrata plc.

3 The adjustments reflect the proceeds of the issue of shares and new debt, the repayment of existing borrowings and the related fees and expenses incurred.

4 The other adjustments reflect the asumption of certain debts payable by Enex Group and Duiker Group to related parties as part of the Acquisitions consideration payable by Xstrata plc, together with the repayment of existing Xstrata AG debt.

5 No account has been taken of any trading or other transactions since 31 December 2001 for Xstrata plc, Xstrata AG, Duiker and Enex. No account has been taken of any other further fair value adjustments that may be necessary.

Unaudited pro forma financial information

Unaudited Pro Forma combined Profit Statement of Xstrata plc for the year ended 31 December 2001

The following unaudited pro forma combined profit statement of Xstrata plc for the year ended 31 December 2001 is prepared for illustrative purposes only and may not, because of its nature, give a true picture of the results of the Group. It is prepared to illustrate the effect on the profit for the year of Xstrata plc of the Acquisitions, the Merger and the issue of Xstrata plc Ordinary Shares as if the Acquisitions, the Merger and the issue of Xstrata plc Ordinary Shares had taken place on the first day of the period ended 31 December 2001, and is based on the unaudited profit and loss accounts of Xstrata AG, Enex and Duiker prepared in accordance with UK GAAP for the year ended 31 December 2001. Xstrata plc did not trade during the period. Adjustments have been made in accordance with the notes referred to.

	Year ended 31 December 2001					
	Xstrata AG Note 1 US$000	Enex Note 2 US$000	Duiker Note 2 US$000	Xstrata plc Sub-total US$000	Adjustments Xstrata plc Note 2-9 US$000	Pro forma Xstrata plc US$000
Turnover						
Continuing operations	346,969	291,199	371,325	1,009,493	-	1,009,493
Acquisitions	266,634	371,152	-	637,786	-	637,786
	613,603	662,351	371,325	1,647,279	-	1,647,279
Operating costs	(521,157)	(506,717)	(226,921)	(1,254,795)	(46,000)	(1,300,795)
Operating profit						
Continuing operations	47,649	61,896	144,404	253,949	(46,000)	207,949
Acquisitions	44,797	93,738	-	138,535	-	138,535
	92,446	155,634	144,404	392,484	(46,000)	346,484
Continuing operations:						
Profit/(loss) on sale of operations	(1,954)	(466)	56,788	54,368	-	54,368
	90,492	155,668	201,192	446,852	(46,000)	400,852
Discontinued operations:						
Profit/(loss) on sale of tangible fixed assets	(45,034)	1,479	131	(43,424)	-	(43,424)
Exchange difference	-	(29,473)	-	(29,473)	29,473	-
Net Interest Payable	(21,554)	(5,677)	(7,104)	(34,335)	(36,385)	(70,720)
Profit on ordinary activities before taxation	23,904	121,497	194,219	339,620	(52,912)	286,708
Tax on profit on ordinary activities	(10,635)	(23,561)	(40,133)	(74,329)	9,096	(65,233)
Profit on ordinary activities after taxation	13,269	97,936	154,086	265,291	(43,816)	221,475
Minority interests:						
Equity	(2,016)	(13,195)	-	(15,211)	-	(15,211)
Profit for the financial year attributable to members of the parent company	11,253	84,741	154,086	250,080	(43,816)	206,264

Notes:

6 The fair value adjustment arising on the Acquisitions is amortised over the estimated useful lives of the underlying assets;

7 Interest on debt raised as part of this transaction has been included. For this purpose, an amount of US$36.385 million has been included based upon an interest rate of 3.5% on incremental interest bearing debt adjusted for the tax effect of this charge;

8 Elimination of exchange differences arising on a US$ loan in Enex refinanced as part of this transaction.

9 Where appropriate, taxation effects of the above adjustments have been taken into account.

Unaudited pro forma financial information

Pro Forma combined Segmental Information for the year ended 31 December 2001

The following pro forma combined segmental information for the Group for the year ended 31 December 2001 is prepared for illustrative purposes only and may not, because of its nature, give a true picture of the results of the Group. It is prepared to illustrate the effect on the segmental analysis of Xstrata plc of the Acquisitions, the Merger and the issue of Xstrata plc Ordinary Shares, as if the Acquisitions, Merger and the issue of Xstrata plc Ordinary Shares had taken place on the first day of the year ended 31 December 2001.

	Xstrata AG Year ended 31 Dec 2001 US$000	Enex Group Year ended 31 Dec 2001 US$000	Duiker Group Year ended 31 Dec 2001 US$000	Xstrata plc Sub-total US$000	Adjustments Xstrata plc Note 12 US$000	Pro forma Xstrata plc US$000
Turnover						
Coal	-	662,351	371,325	1,033,676	-	1,033,676
Zinc	266,634	-	-	266,634	-	266,634
Chrome	257,659	-	-	257,659	-	257,659
Vanadium	63,498	-	-	63,498	-	63,498
Magnesium	25	-	-	25	-	25
Forestry	25,787	-	-	25,787	-	25,787
Total	**613,603**	662,351	371,325	**1,647,279**	-	**1,647,279**

	Xstrata AG Year ended 31 Dec 2001 US$000	Enex Group Year ended 31 Dec 2001 US$000	Duiker Group Year ended 31 Dec 2001 US$000	Xstrata plc Sub-total US$000	Adjustments Xstrata plc Note 12 US$000	Pro forma Xstrata plc US$000
Profit before tax						
Coal	-	121,497	194,219	315,716	(46,000)	269,716
Zinc	44,798	-	-	44,798	-	44,798
Chrome	59,318	-	-	59,318	-	59,318
Vanadium	(42,360)	-	-	(42,360)	-	(42,360)
Magnesium	(5,040)	-	-	(5,040)	-	(5,040)
Forestry	561	-	-	561	-	561
Common costs	(33,373)	-	-	(33,373)	(6,912)	(40,285)
Total	**23,904**	**121,497**	**194,219**	**339,620**	**(52,912)**	**286,708**

	Xstrata AG Year ended 31 Dec 2001 US$000	Enex Group Year ended 31 Dec 2001 US$000	Duiker Group Year ended 31 Dec 2001 US$000	Xstrata plc Sub-total US$000	Adjustments Xstrata plc Note 12 US$000	Pro forma Xstrata plc US$000
Tangible fixed assets						
Coal	-	640,946	205,351	846,297	1,841,830	2,688,127
Zinc	387,765	-	-	387,765	-	387,765
Chrome	224,267	-	-	224,267	-	224,267
Vanadium	104,601	-	-	104,602	-	104,601
Magnesium	21,757	-	-	21,757	-	21,757
Forestry	32,618	-	-	32,618	-	32,618
Others	672	-	-	672	-	672
Total	771,680	640,946	205,351	1,617,977	1,841,830	3,459,807

	Xstrata AG Year ended 31 Dec 2001 US$000	Enex Group Year ended 31 Dec 2001 US$000	Duiker Group Year ended 31 Dec 2001 US$000	Xstrata plc Sub-total US$000	Adjustments Xstrata plc Note 12 US$000	Pro forma Xstrata plc US$000
Net current assets						
Coal	-	88,915	12,039	100,954	-	100,954
Zinc	95,471	-	-	95,471	-	95,471
Chrome	98,857	-	-	98,857	-	98,857
Vanadium	24,021	-	-	24,021	-	24,021
Magnesium	(792)	-	-	(792)	-	(792)
Forestry	1,144	-	-	1,144	-	1,144
Unallocated assets	(61,623)	-	-	(61,623)	41,008	(20,614)
Total	**157,078**	**88,915**	**12,039**	**258,033**	**41,008**	**299,041**

Unaudited pro forma financial information

	Xstrata AG Year ended 31 Dec 2001 US$000	Enex Group Year ended 31 Dec 2001 US$000	Duiker Group Year ended 31 Dec 2001 US$000	Xstrata plc Sub-total US$000	Adjustments Xstrata plc Note 12 US$000	Pro forma Xstrata plc US$000
Net assets (Note 10)						
Coal	-	68,834	177,246	246,080	1,841,830	2,087,910
Zinc	548,009	-	-	548,009	-	548,009
Chrome	187,990	-	-	187,990	-	187,990
Vanadium	106,642	-	-	106,642	-	106,642
Magnesium	25,344	-	-	25,344	-	25,344
Forestry	21,782	-	-	21,782	-	21,782
Unallocated assets	(350,644)	-	-	(350,644)	(787,910)	(1,138,554)
Total	**539,123**	**68,834**	**177,246**	**785,203**	**1,053,920**	**1,839,123**

	Xstrata AG Year ended 31 Dec 2001 US$000	Enex Group Year ended 31 Dec 2001 US$000	Duiker Group Year ended 31 Dec 2001 US$000	Xstrata plc Sub-total US$000	Adjustments Xstrata plc Note 12 US$000	Pro forma Xstrata plc US$000
Net assets (Note 10)						
Americas	47,126	-	-	47,126	-	47,126
Africa	352,197	-	177,246	529,443	915,212	1,444,655
Europe	548,009	-	-	548,009	-	548,009
Australia	(57,565)	68,834	-	11,269	926,618	937,887
Unallocated assets	(350,644)	-	-	(350,644)	(787,910)	(1,138,554)
Total	**539,123**	**68,834**	**177,246**	**785,203**	**1,053,920**	**1,839,123**

Notes

10 Adjustments to net assets reflect the division's share of the adjustment made in respect of the Group's net assets in note 2.

11 The above information has been prepared on a pro forma basis and includes the results of acquisitions from the date of acquisition. If the results of the acquisitions were to be consolidated from the first day of the accounting period, then the turnover by segment would be US$1,145 million, US$383 million, US$258 million, US$63 million, US$25,000 and US$26 million for the coal, zinc, chrome, vanadium, magnesium and forestry business units respectively. Similarly, EBIT for the coal, zinc, chrome, vanadium, magnesium and forestry business units would be US$311 million, US$67 million, US$59 million, US$(42) million, US$(5) million and US$1 million respectively and EBITDA US$416 million, US$101 million, US$64 million, US$9 million, US$(4) million and US$3 million.

12 Adjustments to segmental information include:

(i) Amortisation of US$46 million per annum as described in note 6.

(ii) US$6.9 million comprises US$(36.4) million incremental interest and elimination of foreign exchange adjustment of US$29.5 million in Enex, as described in notes 7 and 8 respectively.

(iii) US$1,841.8 million fair value adjustment on the Acquisition, as described in note 2.

(iv) US$41 million adjustments in respect of proceeds of the issue of Xstrata plc Ordinary Shares and debt raised, net of repayment of existing debt, as described in notes 2, 3 and 4.

(v) US$787,910,000 adjustment in respect of net new debt following the proceeds of the issue of Xstrata plc Ordinary Shares, the payment of related expenses, the payment for the Acquisition and the repayment of existing borrowings as described in notes 3 and 4.

(vi) US$915,212,000 and US$926,618,000 are the allocation of the fair value adjustment in note 2.

sterling financial print 39681